Table of Contents

Filed Pursuant to Rule 253(g)(1)

File No. 024-11364

B2Digital, Incorporated

$3,375,000

450,000,000 SHARES OF COMMON STOCK OFFERED BY THE COMPANY

$0.0075 PER SHARE

This is the public offering of securities of B2Digital, Incorporated, a Delaware corporation. We are offering 450,000,000 shares of our common stock, par value $0.00001 (“Common Stock”), at a fixed initial public offering price per share from $0.0075 per share (the “Offered Shares”).

This Offering will terminate on twelve months from the day the Offering is qualified or the date on which the maximum offering amount is sold (such earlier date, the “Termination Date”). The minimum purchase requirement per investor is 100,000 Offered Shares ($1,000); however, we can waive the minimum purchase requirement on a case-by-case basis in our sole discretion.

These securities are speculative securities. Investment in the Company’s stock involves significant risk. You should purchase these securities only if you can afford a complete loss of your investment. See the “Risk Factors” section on page 5 of this Offering Circular.

Under Rule 251 of Regulation A, non-accredited investors are subject to the investment limitation and may only invest funds which do not exceed 10% of the greater of the purchaser's revenue or net assets (as of the purchaser's most recent fiscal year end). A non-accredited, natural person may only invest funds which do not exceed 10% of the greater of the purchaser's annual income or net worth.

No Escrow

The proceeds of this offering will not be placed into an escrow account. We will offer our Common Stock on a best efforts basis. As there is no minimum offering, upon the approval of any subscription to this Offering Circular, the Company shall immediately deposit said proceeds into the bank account of the Company and may dispose of the proceeds in accordance with the Use of Proceeds.

Subscriptions are irrevocable and the purchase price is non-refundable as expressly stated in this Offering Circular. The Company, by determination of the Board of Directors, in its sole discretion, may issue the Offered Shares under this offering for cash, promissory notes, services, and/or other consideration without notice to subscribers. All proceeds received by the Company from subscribers for this Offering will be available for use by the Company upon acceptance of subscriptions for the Securities by the Company.

Sale of these shares will commence within two calendar days of the qualification date and it will be a continuous Offering pursuant to Rule 251(d)(3)(i)(F).

This Offering will be conducted on a “best-efforts” basis, which means our Officers will use their commercially reasonable best efforts in an attempt to offer and sell the Shares. Our Officers will not receive any commission or any other remuneration for these sales. In offering the securities on our behalf, the Officers will rely on the safe harbor from broker-dealer registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934, as amended.

Our Common Stock is traded on the OTC Markets under the stock symbol “BTDG.”

Investing in our Common Stock involves a high degree of risk. See “Risk Factors” beginning on page 5 for a discussion of certain risks that you should consider in connection with an investment in our Common Stock.

	Number of Shares (3)	Price to Public	Underwriting Discounts and Commissions (4)	Proceeds Before Expenses to Company (5)
Per Share (1)(2)		$0.0075	0	$0
Total Maximum	450,000,000	$0.0075	0	$3,375,000

(1)	We are offering shares on a continuous basis. See “Distribution.”

(2)	This is a “best efforts” offering. The proceeds of this offering will not be placed into an escrow account. We will offer our Common Stock on a best efforts basis primarily through an online platform. Upon the approval of any subscription to this Offering Circular, the Company shall immediately deposit said proceeds into the bank account of the Company and may dispose of the proceeds in accordance with the Use of Proceeds. See “Procedures for Subscribing.”

(3)	In computing the maximum number of shares of Common Stock offered by the Company, we assumed an initial public offering price of $0.0075 per share of Common Stock.

(4)	We are offering these securities without an underwriter.

(5)	Excludes estimated total offering expenses, will be approximately $750,000 assuming the maximum offering amount is sold.

Our Board of Directors used its business judgment in setting a value of $0.0075 per share to the Company as consideration for the stock to be issued under the Offering. The sales price per share bears no relationship to our book value or any other measure of our current value or worth.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

THE SECURITIES UNDERLYING THIS OFFERING STATEMENT MAY NOT BE SOLD UNTIL QUALIFIED BY THE SECURITIES AND EXCHANGE COMMISSION. THIS OFFERING CIRCULAR IS NOT AN OFFER TO SELL, NOR SOLICITING AN OFFER TO BUY, ANY SHARES OF OUR COMMON STOCK IN ANY STATE OR OTHER JURISDICTION IN WHICH SUCH SALE IS PROHIBITED.

AN OFFERING STATEMENT PURSUANT TO REGULATION A RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION, WHICH WE REFER TO AS THE COMMISSION. INFORMATION CONTAINED IN THIS PRELIMINARY OFFERING CIRCULAR IS SUBJECT TO COMPLETION OR AMENDMENT. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED BEFORE THE OFFERING STATEMENT FILED WITH THE COMMISSION IS QUALIFIED. THIS PRELIMINARY OFFERING CIRCULAR SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR MAY THERE BE ANY SALES OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL BEFORE REGISTRATION OR QUALIFICATION UNDER THE LAWS OF ANY SUCH STATE. WE MAY ELECT TO SATISFY OUR OBLIGATION TO DELIVER A FINAL OFFERING CIRCULAR BY SENDING YOU A NOTICE WITHIN TWO (2) BUSINESS DAYS AFTER THE COMPLETION OF OUR SALE TO YOU THAT CONTAINS THE URL WHERE THE FINAL OFFERING CIRCULAR OR THE OFFERING STATEMENT IN WHICH SUCH FINAL OFFERING CIRCULAR WAS FILED MAY BE OBTAINED.

This Offering Circular follows the disclosure format prescribed by Part I of Form S-1 pursuant to the general instructions of Part II(a)(1)(ii) of Form 1-A.

The date of this Offering Circular is December 7, 2020.

We are offering to sell, and seeking offers to buy, our securities only in jurisdictions where such offers and sales are permitted. You should rely only on the information contained in this Offering Circular. We have not authorized anyone to provide you with any information other than the information contained in this Offering Circular. The information contained in this Offering Circular is accurate only as of its date, regardless of the time of its delivery or of any sale or delivery of our securities. Neither the delivery of this Offering Circular nor any sale or delivery of our securities shall, under any circumstances, imply that there has been no change in our affairs since the date of this Offering Circular. This Offering Circular will be updated and made available for delivery to the extent required by the federal securities laws.

In this Offering Circular, unless the context indicates otherwise, references to “B2Digital”, “we”, the “Company”, “our” and “us” refer to the activities of and the assets and liabilities of the business and operations of B2Digital, Incorporated

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

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Some of the statements under “Summary,” “Risk Factors,” “Management's Discussion and Analysis of Financial Condition and Results of Operations,” “Our Business,” and elsewhere in this Offering Circular constitute forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar matters that are not historical facts. In some cases, you can identify forward-looking statements by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “should,” and “would” or the negatives of these terms or other comparable terminology.

You should not place undue reliance on forward-looking statements. The cautionary statements set forth in this Offering Circular, including in “Risk Factors” and elsewhere, identify important factors, which you should consider in evaluating our forward-looking statements. These factors include, among other things:

•	The unprecedented impact of COVID-19 pandemic on our business, customers, employees, consultants, service providers, stockholders, investors and other stakeholders;

•	The speculative nature of the business we intend to develop;

•	Our reliance on suppliers and customers;

•	Our dependence upon external sources for the financing of our operations, particularly given that there are concerns about our ability to continue as a “going concern;”

•	Our ability to effectively execute our business plan;

•	Our ability to manage our expansion, growth and operating expenses;

•	Our ability to finance our businesses;

•	Our ability to promote our businesses;

•	Our ability to compete and succeed in highly competitive and evolving businesses;

•	Our ability to respond and adapt to changes in technology and customer behavior; and

•	Our ability to protect our intellectual property and to develop, maintain and enhance strong brands.

Although the forward-looking statements in this Offering Circular are based on our beliefs, assumptions and expectations, taking into account all information currently available to us, we cannot guarantee future transactions, results, performance, achievements or outcomes. No assurance can be made to any investor by anyone that the expectations reflected in our forward-looking statements will be attained, or that deviations from them will not be material and adverse. We undertake no obligation, other than as maybe be required by law, to re-issue this Offering Circular or otherwise make public statements updating our forward-looking statements.

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SUMMARY

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This summary highlights selected information contained elsewhere in this Offering Circular. This summary is not complete and does not contain all the information that you should consider before deciding whether to invest in our Common Stock. You should carefully read the entire Offering Circular, including the risks associated with an investment in the company discussed in the “Risk Factors” section of this Offering Circular, before making an investment decision. Some of the statements in this Offering Circular are forward-looking statements. See the section entitled “Cautionary Statement Regarding Forward-Looking Statements.”

Company Information

The Company, sometimes referred to herein as “we,” “us,” “our,” and the “Company” and/or “B2Digital” was incorporated on October 22, 1991 under the laws of the State of Delaware, to engage in any lawful corporate undertaking. Our fiscal year-end date is March 31.

B2Digital, Incorporated offices are located at 4522 West Village Drive Suite 215. Tampa, Florida 33624, Telephone: (813) 961-3051 and our email address is gbell@b3enterprises.net.

In February 2017, the Board of Directors approved a complete restructuring, new management team and strategic direction for the company. Capitalizing on its history in television, video and technology, the company is now forging ahead and becoming a full-service Live Event Sports Company.

B2Digital, Incorporated. was incorporated as a Delaware corporation on June 3, 2004. Historically, the Company had been a provider of in-room, on-demand video entertainment and satellite services to the domestic lodging industry. In the past, the Company had provided the video services to over 50,000 hotel rooms in the lodging industry. Pay-Per View lost a great deal of market share due to the increased Internet use by hotel guests. With this loss, the Company’s Board of Directors agreed to dissolve Hotel Movie Network on March 11, 2010.

In February 2017, the Issuer’s Board of Directors approved a complete restructuring, new management team and strategic direction for the company. Capitalizing on its history in television, video and technology, the Issuer is now forging ahead and becoming a full-service live event sports company.

Since the restructuring, the Company has been led by a management team headed by the Company’s Chairman and CEO, Greg P. Bell. The management team has over 30 years of global experience developing more than 20 companies in the Sports, Television, Entertainment, Digital Distribution and Banking Transaction industries. As part of its growth strategy, B2Digital intends to continue to develop and acquire assets meeting its business model with the goal of becoming a Premier Vertically Integrated LIVE Event Sports Company.

With extensive background in entertainment, television, video and technology, the Company is now forging ahead and becoming a full-service Live Event Sports Company. The current Chairman and CEO of the Company is Greg P. Bell. Capitalizing on the combination of his expertise, relationships and experience as well as his involvement with more than 40,000 LIVE events over his career for major sports leagues and entertainment venues, B2Digital is in the process of developing and acquiring companies to become a Premier Vertically Integrated LIVE Event Sports Company. B2Digital's first strategy is to build an integrated LIVE Event Minor League for the MMA Mixed Martial Arts marketplace, which is a billion-dollar industry.

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B2Digital will be creating and developing Minor League champions that will move on to the MMA Major Leagues from the B2FS, B2 Fighting Series. In 2017, B2Digital started operating LIVE MMA Events by acquiring additional existing MMA Promotions. These acquisitions which facilitate the best Fighters being invited annually to the yearly B2FS National Championship Live Event. B2Digital owns all media rights, merchandising rights, digital distribution networks of the B2 Fighting Series. B2Digital is developing the Systems and Technologies for Event Management, Digital Ticketing Sales, Digital Video Distribution, Digital Marketing, PPV, Fighter Management, Merchandise Sales, Brand Management and Financial Control Systems.

Voting Control

The officers and directors currently have voting control of the Company, including ownership of 2,000,000 shares of Series A Preferred Stock which are currently issued and outstanding which votes with the Common Stock on all matters to be voted on by the Common Stock on an as-converted basis. On such matters, each holder of Series A Preferred Stock is entitled to 240 votes for each share of Series A Preferred Stock held by such shareholder. If all of the shares offered in this Offering are sold the officers and directors will control 37.19% of all votes.

B2Digital will also be developing and expanding the B2 LIVE Event Systems and Technologies. These include Systems for Event Management, Digital Ticketing Sales, Digital Video Distribution, Digital Marketing, PPV (Pay per View), Fighter Management, Merchandise Sales, Brand Management and Financial Control Systems.

Section 15(g) of the Securities Exchange Act of 1934

Our shares are covered by section 15(g) of the Securities Exchange Act of 1934, as amended that imposes additional sales practice requirements on broker/dealers who sell such securities to persons other than established customers and accredited investors (generally institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouses). For transactions covered by the Rule, the broker/dealer must make a special suitability determination for the purchase and have received the purchaser's written agreement to the transaction prior to the sale. Consequently, the Rule may affect the ability of broker/dealers to sell our securities and also may affect your ability to sell your shares in the secondary market.

Section 15(g) also imposes additional sales practice requirements on broker/dealers who sell penny securities. These rules require a one-page summary of certain essential items. The items include the risk of investing in penny stocks in both public offerings and secondary marketing; terms important to in understanding of the function of the penny stock market, such as bid and offer quotes, a dealers spread and broker/dealer compensation; the broker/dealer compensation, the broker/dealers’ duties to its customers, including the disclosures required by any other penny stock disclosure rules; the customers’ rights and remedies in cases of fraud in penny stock transactions; and, the FINRA’s toll free telephone number and the central number of the North American Securities Administrators Association, for information on the disciplinary history of broker/dealers and their associated persons.

Dividends

The Company has not declared or paid a cash dividend to stockholders since it was organized and does not intend to pay dividends in the foreseeable future. The board of directors presently intends to retain any earnings to finance our operations and does not expect to authorize cash dividends in the foreseeable future. Any payment of cash dividends in the future will depend upon the Company's earnings, capital requirements and other factors.

Trading Market

Our Common Stock trades in the OTC Markets under the symbol “BTDG.”

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THE OFFERING

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Issuer:	B2Digital, Incorporated

Securities offered:	A maximum of 450,000,000 shares of our common stock, par value $0.0075 (the “Common Stock”) at an offering price of $0.01 per share (the “Offered Shares”). (See “Distribution.”)

Number of shares of Common Stock outstanding before the offering	707,413,262 shares of Common Stock issued and outstanding as November 10, 2020.

Number of shares of Common Stock to be outstanding after the offering	1,157,413,262 shares of Common Stock, if the maximum amount of Offered Shares are sold.

Price per share:	$0.0075

Maximum offering amount for the Company:	450,000,000 shares at $0.0075 per share, or $3,375,000 (See “Distribution.”)

Trading Market:	Our Common Stock is trading on the OTC Markets under the symbol “BTDG.”

Use of proceeds:	If we sell all of the shares being offered, our net proceeds (after our estimated offering expenses) will be $2,625,000. We will use these net proceeds for working capital and other general corporate purposes.

Risk factors:	Investing in our Common Stock involves a high degree of risk, including: Immediate and substantial dilution. Limited market for our stock. See “Risk Factors.”

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RISK FACTORS

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The following is only a brief summary of the risks involved in investing in our Company. Investment in our Securities involves risks. You should carefully consider the following risk factors in addition to other information contained in this Offering Circular. The occurrence of any of the following risks might cause you to lose all or part of your investment. Some statements in this Offering Circular, including statements in the following risk factors, constitute “Forward-Looking Statements.”

Risks Related to Our Business

A pandemic, epidemic or outbreak of an infectious disease in the markets in which the Company operates or that otherwise impacts its facilities and customers could adversely impact the Company’s business.

If a pandemic, epidemic, or outbreak of an infectious disease including the recent outbreak of respiratory illness caused by a novel coronavirus (COVID-19) first identified in Wuhan, Hubei Province, China, or other public health crisis were to affect the Company’s markets or facilities, or its customers, the Company’s business could be adversely affected. Consequences of the coronavirus outbreak are resulting in disruptions in or restrictions on the Company’s ability to travel and hold live events. If such an infectious disease broke out at the Company’s office, facilities or work sites, its operations may be affected significantly, its productivity may be affected, and the Company may incur increased costs. If the persons and entities with which the Company contracts are affected by an outbreak of infectious disease, its live events may be delayed or cancelled, and the Company may incur increased costs. If the Company’s subcontractors with whom it works were affected by an outbreak of infectious disease, the Company’s labor supply may be affected and it may incur increased labor costs. In addition, the Company may experience difficulties with certain suppliers or with vendors in its supply chains, and its business could be affected if the Company becomes unable to procure essential equipment, supplies or services in adequate quantities and at acceptable prices. Further, an infectious outbreak may cause disruption to the U.S. economy, or the local economies of the markets in which the Company operates, increase costs associated with its business, affect job growth and consumer confidence, or cause economic changes that the Company cannot anticipate. Overall, the potential impact of a pandemic, epidemic or outbreak of an infectious disease with respect to the Company’s markets or its facilities is difficult to predict and could adversely impact the Company’s business. In response to the COVID-19 situation, federal, state and local governments (or other governments or bodies) are considering placing, or have placed, restrictions on travel and conducting or operating business activities. At this time those restrictions are very fluid and evolving. the Company has been and will continue to be impacted by those restrictions. Given that the type, degree and length of such restrictions are not known at this time, the Company cannot predict the overall impact of such restrictions on it, its customers, its subcontractors, and others with whom the Company works or the overall economic environment. As such, the impact these restrictions may have on the Company’s financial position, operating results and liquidity cannot be reasonably estimated at this time, but the impact may be material. In addition, due to the speed with which the COVID-19 situation is developing and evolving, there is uncertainty around its ultimate impact on public health, business operations and the overall economy; therefore, the negative impact on the Company’s financial position, operating results and liquidity cannot be reasonably estimated at this time, but the impact may be material.

The Company may fail to consummate its planned acquisitions, which could have a material adverse impact on its earnings and results of operations.

The Company may fail to consummate acquisitions, as planned. Because acquisitions are subject to a variety of factors, including the Company's ongoing due diligence and the satisfaction of customary closing conditions, many of which are outside of the Company's control.

If the Company is unable to complete the planned acquisitions, it may experience delays in locating and securing attractive alternative investments. The Company's failure to find suitable acquisitions on acceptable terms could result in returns that are substantially below expectations or result in losses.

Furthermore, acquisitions, whether or not they are successful, require substantial time and attention from management of the Company. The Company may have incurred significant legal, accounting and other transaction costs in connection with a transaction without realizing a corresponding increase in its earnings and cash flow from the acquisition. As a result, the Company's failure to consummate an acquisition could have a material adverse impact on the Company's results of operations and earnings.

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The success of the Company’s business is subject to the continued success and popularity of Mixed Martial Arts ("MMA").

MMA is currently a popular sport in the U.S., but the Company’s business is affected by consumer tastes and sports and entertainment trends, which are unpredictable and subject to change. Any decline in the popularity of MMA, changes in the Company’s fans' and customers' tastes or a material change in the perceptions of the MMA industry, whether due to internal or external factors, could adversely affect the Company’s operating results and have a material adverse effect on its business.

The Company may not be able to attract and retain key professional MMA fighters.

The Company’s business is dependent upon identifying, recruiting, and retaining highly regarded professional MMA fighters for its promotions. Fans and sponsors are attracted to events featuring top fighters, and the value placed on a promotion's television and other media rights is dependent to a great extent on the quality of the promotion's fighter roster. The Company may not be able to attract and retain key professional MMA fighters due to competition with other regional promoters for the same fighters. Failing to put on events featuring top professional fighters could adversely affect our operating results and have a material adverse effect on the Company’s business.

The Company may not be able to attract sufficient promotional and advertising sponsorships or maintain such arrangements.

The Company’s business strategy involves developing sponsorship arrangements, or expanding existing sponsorship arrangements, in support of its network of live MMA events. The Company will compete with larger, more established sports and entertainment organizations and media outlets for sponsorship and advertising revenue. Many factors, including the popularity and perception of MMA and the perceived quality of our promotions, will significantly affect the Company’s ability to secure and maintain important advertising and promotional arrangements. If the Company is unable to generate sponsorship and promotional revenue and increase that revenue over time, its operating results and business will be adversely affected.

Future acquisitions may result in potentially dilutive issuances of equity securities, the incurrence of indebtedness and increased amortization expense.

Future acquisitions will likely result in issuances of equity securities, which may be dilutive to the equity interests of existing stockholders; the incurrence of debt, which will require the Company to maintain cash flows sufficient to service the debt; the assumption of known and unknown liabilities; and the amortization of expenses related to intangible assets, all of which could have an adverse effect on the Company’s business, financial condition and results of operations.

The Company may need additional capital to support its operations or the growth of its business, and the Company cannot be certain that this capital will be available on reasonable terms when required, or at all.

In order for the Company to grow and successfully execute its business plan, the Company may require additional financing which may not be available or on acceptable terms. If such financing is available, it may be dilutive to the equity interests of existing stockholders. Failure to obtain financing may have a material adverse effect on the Company’s financial position. If the Company is unable to obtain adequate financing or financing on terms satisfactory to it when required, the Company’s ability to continue to support the operation or growth of its business could be significantly impaired and its operating results may be harmed.

The Company may be prohibited from promoting and conducting its live events if it does not comply with applicable regulations.

In various states in the U.S. and in some foreign jurisdictions, athletic commissions and other applicable regulatory agencies will require the Company to obtain licenses for promoters, medical clearances and/or other permits or licenses for athletes and/or permits for events in order for it to promote and conduct its live events. If the Company fails to comply with the regulations of a particular jurisdiction, it may be prohibited from promoting and conducting live events in that jurisdiction. The inability to present live events over an extended period of time or in a number of jurisdictions could lead to a decline in the revenue streams generated from the Company’s live events, in which case its operating results would be adversely affected.

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The Company could incur substantial liability in the event of accidents or injuries occurring during its events.

The Company intends to hold numerous live MMA events each year. Each live event will expose the Company’s employees who are involved in the production of those events to the risk of travel and match-related accidents, the costs of which may not be fully covered by insurance. The physical nature of the Company’s events will expose its professional MMA fighters to the risk of serious injury or death. Although the Company’s fighters, as independent contractors, are responsible for maintaining their own health, disability and life insurance, the Company insures medical costs for injuries that a fighter may suffer at its events. Any liability the Company incurs as a result of the death of or a serious injury sustained by one of its fighters while fighting in a match at its events, to the extent not covered by the Company’s insurance, could adversely affect its business, financial condition and operating results.

The Company’s live events will entail other risks inherent in public live events, including air and land travel interruption or accidents, the spread of illness, pandemics, injuries resulting from building problems, equipment malfunction, terrorism or other violence, local labor strikes and other "force majeure" type events. These circumstances could result in personal injuries or deaths, canceled events and other disruptions to the Company’s business for which it does not carry business interruption insurance, or result in liability to third parties for which the Company may not have insurance. The occurrence of any of these circumstances could adversely affect the Company’s business, financial condition and results of operations.

The Company may be unable to establish, protect or enforce our intellectual property rights adequately.

The Company’s success will depend in part on its ability to establish, protect and enforce its intellectual property and other proprietary rights. The Company’s inability to protect its portfolio of copyrighted material, trade names and other intellectual property rights from infringement, piracy, counterfeiting or other unauthorized use could negatively affect its business. If the Company fails to establish, protect or enforce our intellectual property rights, it may lose an important advantage in the markets in which it competes. The Company’s intellectual property rights may not be sufficient to help it maintain its position in the markets and its competitive advantages. Monitoring unauthorized uses of and enforcing the Company’s intellectual property rights can be difficult and costly. Legal intellectual property actions are inherently uncertain and may not be successful and may require a substantial amount of resources and divert the attention of management.

The Company relies on its marketing efforts and channels to promote its brand and events. These efforts may require significant expense and may not be successful.

The Company will employ various marketing tactics and use a variety of marketing channels to promote its brand, including sponsorships, advertisement, email and social media marketing. If the Company loses access to one or more of these channels for any reason, it will not be able to promote its brand or events effectively, which could limit the Company’s ability to grow. Further, if the marketing activities fail to generate traffic to the Company’s events, attract new fans or lead to new and renewal sales for its events, its business and operating results could be affected. There is no assurance in the results of the Company’s continuing marketing efforts. If customer acquisition cost increases, the operating results could also be affected.

Risks Relating to Our Financial Condition

There are doubts about the Company’s ability to continue as a going concern.

The Company is a development stage enterprise and has commenced planned principal operations. The Company had minimal revenues and has incurred losses of $1,337,347 for the fiscal year ended March 31, 2020. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

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There can be no assurance that sufficient funds required during the next year or thereafter will be generated from operations or that funds will be available from external sources, such as debt or equity financings or other potential sources. The lack of additional capital resulting from the inability to generate cash flow from operations, or to raise capital from external sources would force the Company to substantially curtail or cease operations and would, therefore, have a material adverse effect on its business. Furthermore, there can be no assurance that any such required funds, if available, will be available on attractive terms or that they will not have a significant dilutive effect on the Company’s existing stockholders.

The Company intends to overcome the circumstances that impact its ability to remain a going concern through a combination of the commencement of revenues, with interim cash flow deficiencies being addressed through additional equity and debt financing. The Company anticipates raising additional funds through public or private financing, strategic relationships or other arrangements in the near future to support its business operations; however, the Company may not have commitments from third parties for a sufficient amount of additional capital. The Company cannot be certain that any such financing will be available on acceptable terms, or at all, and its failure to raise capital when needed could limit its ability to continue its operations. The Company’s ability to obtain additional funding will determine its ability to continue as a going concern. Failure to secure additional financing in a timely manner and on favorable terms would have a material adverse effect on the Company’s financial performance, results of operations and stock price and require it to curtail or cease operations, sell off its assets, seek protection from its creditors through bankruptcy proceedings, or otherwise. Furthermore, additional equity financing may be dilutive to the holders of the Company’s common stock, and debt financing, if available, may involve restrictive covenants, and strategic relationships, if necessary, to raise additional funds, and may require that the Company relinquish valuable rights. Please see Financial Statements – Note 3. Going Concern for further information.

The Company’s management has a limited experience operating a public company and is subject to the risks commonly encountered by early-stage companies.

Although the Company’s management has experience in operating small companies, its management has not had to manage expansion while being a public company. Many investors may treat the Company as an early-stage company. In addition, the Company’s management has not overseen a company with large growth. Because the Company has a limited operating history, its operating prospects should be considered in light of the risks and uncertainties frequently encountered by early-stage companies in rapidly evolving markets. These risks include:

•	risks that the Company may not have sufficient capital to achieve its growth strategy;

•	risks that the Company may not develop its product and service offerings in a manner that enables it to be profitable and meet our customers’ requirements;

•	risks that the Company’s growth strategy may not be successful; and

•	risks that fluctuations in our operating results will be significant relative to our revenues.

These risks are described in more detail below. The Company’s future growth will depend substantially on its ability to address these and the other risks described in this section. If the Company does not successfully address these risks, its business could be significantly harmed.

The Company has limited operational history in an emerging industry, making it difficult to accurately predict and forecast business operations.

As the Company has limited operations in its business and has yet to generate significant revenue, it is extremely difficult to make accurate predictions and forecasts on its finances. This is compounded by the fact that the Company operates in a rapidly transforming industry. There is no guarantee that the Company’s products or services will remain attractive to potential and current users as these industries undergo rapid change, or that potential customers will utilize the Company’s services.

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As a growing company, the Company has yet to achieve a profit and may not achieve a profit in the near future, if at all.

The Company has not yet produced a net profit and may not in the near future, if at all. While the Company expects revenue to grow, it has not achieved profitability and cannot be certain that it will be able to sustain its current growth rate or realize sufficient revenue to achieve profitability. The Company’s ability to continue as a going concern may be dependent upon raising capital from financing transactions, increasing revenue throughout the year and keeping operating expenses below revenue levels in order to achieve positive cash flows, none of which can be assured.

The Company will require additional capital to support business growth, and this capital might not be available on acceptable terms, if at all.

The Company intends to continue to make investments to support its business growth and may require additional funds to respond to business challenges, including the need to update hardware, improve its operating infrastructure or acquire complementary businesses and technologies. Accordingly, the Company will need to engage in continued equity or debt financings to secure additional funds. If the Company raises additional funds through future issuances of equity or convertible debt securities, its existing stockholders could suffer significant dilution, and any new equity securities the Company issues could have rights, preferences and privileges superior to those of its common stock. Any debt financing the Company secures in the future could involve restrictive covenants relating to the Company’s capital raising activities and other financial and operational matters, which may make it more difficult for the Company to obtain additional capital and to pursue business opportunities, including potential acquisitions. The Company may not be able to obtain additional financing on terms favorable to it, if at all. If the Company is unable to obtain adequate financing or financing on terms satisfactory to it when we required, its ability to continue to support its business growth and to respond to business challenges could be impaired, and the Company’s business may be harmed.

The Company is highly dependent on the services of its key executive, the loss of whom could materially harm the Company’s business and its strategic direction. If the Company loses key management or significant personnel, cannot recruit qualified employees, directors, officers, or other personnel or experience increases in its compensation costs, the Company’s business may materially suffer.

The Company is highly dependent on its management, specifically Greg P. Bell. The Company has an employment agreement in place with Mr. Bell. If the Company loses key employees, its business may suffer. Furthermore, the Company’s future success will also depend, in part, on the continued service of its management personnel and its ability to identify, hire, and retain additional key personnel. The Company does not carry “key-man” life insurance on the lives of any of its executives, employees or advisors. The Company experiences intense competition for qualified personnel and may be unable to attract and retain the personnel necessary for the development of its business. Because of this competition, the Company’s compensation costs may increase significantly.

The Company may be unable to manage growth, which may impact its potential profitability.

Successful implementation of the Company’s business strategy requires it to manage its growth. Growth could place an increasing strain on the Company’s management and financial resources. To manage growth effectively, the Company will need to:

•	Establish definitive business strategies, goals and objectives;

•	Maintain a system of management controls; and

•	Attract and retain qualified personnel, as well as develop, train, and manage management-level and other employees.

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If the Company fails to manage its growth effectively, its business, financial condition, or operating results could be materially harmed, and the Company’s stock price may decline.

The Company operates in a highly competitive environment, and if it is unable to compete with its competitors, its business, financial condition, results of operations, cash flows and prospects could be materially adversely affected.

The Company operates in a highly competitive environment. The Company’s competition includes all other companies that are in the business of entertainment events or other related companies. A highly competitive environment could materially adversely affect the Company’s business, financial condition, results of operations, cash flows and prospects.

The Company may not be able to compete successfully with other established companies offering the same or similar services and, as a result, the Company may not achieve its projected revenue and user targets.

If the Company is unable to compete successfully with other businesses in its existing markets, it may not achieve its projected revenue and/or customer targets. The Company competes with both start-up and established companies. Compared to the Company’s business, some of its competitors may have greater financial and other resources, have been in business longer, have greater name recognition and be better established.

The Company’s lack of adequate D&O insurance may also make it difficult for it to retain and attract talented and skilled directors and officers.

In the future the Company may be subject to additional litigation, including potential class action and stockholder derivative actions. Risks associated with legal liability are difficult to assess and quantify, and their existence and magnitude can remain unknown for significant periods of time. To date, the Company has not obtained directors and officers liability (“D&O”) insurance. Without adequate D&O insurance, the amounts the Company would pay to indemnify its officers and directors should they be subject to legal action based on their service to the Company could have a material adverse effect on the Company’s financial condition, results of operations and liquidity. Furthermore, the Company’s lack of adequate D&O insurance may make it difficult for it to retain and attract talented and skilled directors and officers, which could adversely affect its business.

The Company expects to incur substantial expenses to meet its reporting obligations as a public company. In addition, failure to maintain adequate financial and management processes and controls could lead to errors in the Company’s financial reporting and could harm its ability to manage its expenses.

The Company estimates that it will cost approximately $117,000 annually to maintain the proper management and financial controls for the Company’s filings required as a public reporting company. In addition, if the Company does not maintain adequate financial and management personnel, processes and controls, it may not be able to accurately report its financial performance on a timely basis, which could cause a decline in the Company’s stock price and adversely affect our ability to raise capital.

Risks Relating to our Common Stock and Offering

The price of the Company’s common stock may continue to be volatile.

The trading price of the Company’s common stock has been and is likely to remain highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond the Company’s control or unrelated to its operating performance. In addition to the factors discussed in this “Risk Factors” section and elsewhere, these factors include: the ongoing COVID-19 pandemic, the operating performance of similar companies; the overall performance of the equity markets; the announcements by the Company or its competitors of acquisitions, business plans, or commercial relationships; threatened or actual litigation; changes in laws or regulations relating to the Company’s business; any major change in the Company’s board of directors or management; publication of research reports or news stories about the Company, its competitors, or its industry or positive or negative recommendations or withdrawal of research coverage by securities analysts; large volumes of sales of our shares of common stock by existing stockholders; and general political and economic conditions.

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In addition, the stock market in general, and the market for developmental related companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies’ securities. This litigation, if instituted against the Company, could result in very substantial costs; divert management’s attention and resources; and harm the Company’s business, operating results, and financial condition.

The Company’s common stock is thinly traded, so the Company’s stockholders may be unable to sell at or near ask prices or at all if they need to sell their shares to raise money or otherwise desire to liquidate their shares.

The Company’s common stock has historically been sporadically traded on the OTC Markets, meaning that the number of persons interested in purchasing the Company’s shares at, or near ask prices at any given time, may be relatively small or non-existent. This situation is attributable to a number of factors, including the fact that the Company is a small company which is relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if the Company came to the attention of such persons, they tend to be risk-averse and would be reluctant to follow an unproven company such as the Company or purchase or recommend the purchase of its shares until such time as the Company became more seasoned and viable. As a consequence, there may be periods of several days or more when trading activity in the Company’s shares is minimal or non-existent, as compared to a seasoned issuer, which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. The Company cannot give shareholders any assurance that a broader or more active public trading market for its common shares will develop or be sustained, or that current trading levels will be sustained.

The market price for the Company’s common stock is particularly volatile given its status as a relatively unknown company with a small and thinly traded public float, limited operating history, and lack of revenue, which could lead to wide fluctuations in the Company’s share price. The price at which a shareholder purchases the Company’s shares may not be indicative of the price that will prevail in the trading market. The Company’s shareholders may be unable to sell their common shares at or above the purchase price, which may result in substantial losses to the Company’s shareholders.

The market for the Company’s shares of common stock is characterized by significant price volatility when compared to seasoned issuers, and the Company expects that its share price will continue to be more volatile than a seasoned issuer for the indefinite future. The volatility in the Company’s share price is attributable to a number of factors. First, as noted above, the Company’s shares are sporadically traded. As a consequence of this lack of liquidity, the trading of relatively small quantities of shares may disproportionately influence the price of those shares in either direction. The price for the Company’s shares could, for example, decline precipitously in the event that a large number of the Company’s shares is sold into the market without commensurate demand, as compared to a seasoned issuer which could better absorb those sales without adverse impact on its share price. Secondly, the Company is a speculative investment due to, among other matters, its limited operating history and lack of significant revenue or profit to date, and the uncertainty of future market acceptance for the Company’s products. As a consequence of this enhanced risk, more risk-averse investors may, under the fear of losing all or most of their investment in the event of negative news or lack of progress, be more inclined to sell their shares on the market more quickly and at greater discounts than would be the case with the securities of a seasoned issuer. The following factors may add to the volatility in the price of the Company’s shares: actual or anticipated variations in our quarterly or annual operating results; acceptance of the Company’s inventory of events, games, government regulations, announcements of significant acquisitions, strategic partnerships or joint ventures, the Company’s capital commitments and additions or departures of its key personnel. Many of these factors are beyond the Company’s control and may decrease the market price of its shares regardless of operating performance. The Company cannot make any predictions or projections as to what the prevailing market price for its shares will be at any time, including as to whether its shares will sustain their current market prices, or as to what effect the sale of shares or the availability of shares for sale at any time will have on the prevailing market price.

The Company’s shareholders should be aware that, according to SEC Release No. 34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (1) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (2) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (3) boiler room practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (4) excessive and undisclosed bid-ask differential and markups by selling broker-dealers; and (5) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses. The Company’s management is aware of the abuses that have occurred historically in the penny stock market. Although the Company does not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, the Company’s management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to its securities. The possible occurrence of these patterns or practices could increase the volatility of the Company’s share price.

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The market price of the Company’s common stock may be volatile and adversely affected by several factors.

The market price of the Company’s common stock could fluctuate significantly in response to various factors and events, including, but not limited to:

•	the unprecedented impact of COVID-19 pandemic on our business, customers, employees, consultants, service providers, stockholders, investors and other stakeholders;

•	the Company’s ability to integrate operations, technology, products and services;

•	our ability to execute our business plan;

•	operating results below expectations;

•	our issuance of additional securities, including debt or equity or a combination thereof;

•	announcements of technological innovations or new products by us or our competitors;

•	loss of any strategic relationship;

•	industry developments, including, without limitation, changes in competition or practices;

•	economic and other external factors;

•	period-to-period fluctuations in our financial results; and

•	whether an active trading market in our common stock develops and is maintained.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of the Company’s common stock. Issuers using the Alternative Reporting standard for filing financial reports with OTC Markets are often subject to large volatility unrelated to the fundamentals of the company.

Pandemics, natural disasters and geo-political events could adversely affect the Company’s business.

Pandemics, natural disasters, including hurricanes, cyclones, typhoons, tropical storms, floods, earthquakes and tsunamis, weather conditions, including winter storms, droughts and tornadoes, whether as a result of climate change or otherwise, and geo-political events, including civil unrest or terrorist attacks, that affect the Company, or other service providers, could adversely affect the Company’s business.

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The Company does not expect to pay dividends in the future; any return on investment may be limited to the value of the Company’s common stock.

The Company does not currently anticipate paying cash dividends in the foreseeable future. The payment of dividends on the Company’s common stock will depend on earnings, financial condition and other business and economic factors affecting it at such time as the board of directors may consider relevant. The Company’s current intention is to apply net earnings, if any, in the foreseeable future to increasing the Company’s capital base and development and marketing efforts. There can be no assurance that the Company will ever have sufficient earnings to declare and pay dividends to the holders of its common stock, and in any event, a decision to declare and pay dividends is at the sole discretion of the Company’s board of directors. If the Company does not pay dividends, its common stock may be less valuable because a return on investment will only occur if its stock price appreciates.

The Company’s issuance of additional shares of common stock, or options or warrants to purchase those shares, would dilute shareholders’ proportionate ownership and voting rights.

The Company is entitled under its articles of incorporation to issue up to 5,000,000,000 shares of common stock. The Company has issued and outstanding 707,413,262 shares of common stock as of November 10, 2020. In addition, the Company is entitled under its Articles of Incorporation to issue “blank check” preferred stock. The Company’s board may generally issue shares of common stock, preferred stock, options, or warrants to purchase those shares, without further approval by our shareholders based upon such factors as the Company’s board of directors may deem relevant at that time. It is likely that the Company will be required to issue a large amount of additional securities to raise capital to further its development. It is also likely that the Company will issue a large amount of additional securities to directors, officers, employees and consultants as compensatory grants in connection with their services, both in the form of stand-alone grants or under the Company’s stock plans. The Company cannot give any assurance that it will not issue additional shares of common stock, or options or warrants to purchase those shares, under circumstances the Company may deem appropriate at that time.

The elimination of monetary liability against the Company’s directors, officers and employees under its Articles of Incorporation and the existence of indemnification rights to the Company’s directors, officers and employees may result in substantial expenditures by the Company and may discourage lawsuits against its directors, officers and employees.

The Company’s Articles of Incorporation contains provisions that eliminate the liability of its directors for monetary damages to the Company and its shareholders. The Company’s bylaws also require it to indemnify its officers and directors. The Company may also have contractual indemnification obligations under its agreements with its directors, officers and employees. The foregoing indemnification obligations could result in the Company incurring substantial expenditures to cover the cost of settlement or damage awards against directors, officers and employees that the Company may be unable to recoup. These provisions and resulting costs may also discourage the Company from bringing a lawsuit against directors, officers and employees for breaches of their fiduciary duties, and may similarly discourage the filing of derivative litigation by the Company’s shareholders against its directors, officers and employees even though such actions, if successful, might otherwise benefit the Company and shareholders.

The Company may become involved in securities class action litigation that could divert management’s attention and harm its business.

The stock market, in general, and the shares of early stage companies in particular, have experienced extreme price and volume fluctuations. These fluctuations have often been unrelated or disproportionate to the operating performance of the companies involved. If these fluctuations occur in the future, the market price of the Company’s shares could fall regardless of its operating performance. In the past, following periods of volatility in the market price of a particular company’s securities, securities class action litigation has often been brought against that company. If the market price or volume of the Company’s shares suffers extreme fluctuations, then it may become involved in this type of litigation, which would be expensive and divert management’s attention and resources from managing the Company’s business.

As a public company, the Company may also from time to time make forward-looking statements about future operating results and provide some financial guidance to the public markets. The Company’s management has limited experience as a management team in a public company and, as a result, projections may not be made timely or set at expected performance levels and could materially affect the price of the Company’s shares. Any failure to meet published forward-looking statements that adversely affect the stock price could result in losses to investors, stockholder lawsuits or other litigation, sanctions or restrictions issued by the SEC.

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The Company’s common stock is currently deemed a “penny stock,” which makes it more difficult for the Company’s shareholders to sell their shares.

The SEC has adopted Rule 15g-9 which establishes the definition of a “penny stock,” for the purposes relevant to us, as any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require that a broker or dealer approve a person’s account for transactions in penny stocks, and the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person’s account for transactions in penny stocks, the broker or dealer must obtain financial information and investment experience objectives of the person and make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the SEC relating to the penny stock market, which, in highlight form sets forth the basis on which the broker or dealer made the suitability determination, and that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Generally, brokers may be less willing to execute transactions in securities subject to the “penny stock” rules. This may make it more difficult for investors to dispose of our common stock if and when such shares are eligible for sale and may cause a decline in the market value of its stock.

Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities, and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stock.

As an issuer of a “penny stock,” the protection provided by the federal securities laws relating to forward-looking statements does not apply to the Company.

Although federal securities laws provide a safe harbor for forward-looking statements made by a public company that files reports under the federal securities laws, this safe harbor is not available to issuers of penny stocks. As a result, the Company will not have the benefit of this safe harbor protection in the event of any legal action based upon a claim that the material provided by the Company contained a material misstatement of fact or was misleading in any material respect because of the Company’s failure to include any statements necessary to make the statements not misleading. Such an action could hurt the Company’s financial condition.

Securities analysts may elect not to report on the Company’s common stock or may issue negative reports that adversely affect the stock price.

At this time, no securities analysts provide research coverage of the Company’s common stock, and securities analysts may not elect to provide such coverage in the future. It may remain difficult for the Company, with its small market capitalization, to attract independent financial analysts that will cover the Company’s common stock. If securities analysts do not cover the Company’s common stock, the lack of research coverage may adversely affect the stock’s actual and potential market price. The trading market for the Company’s common stock may be affected in part by the research and reports that industry or financial analysts publish about the Company’s business. If one or more analysts elect to cover the Company and then downgrade the stock, the stock price would likely decline rapidly. If one or more of these analysts cease coverage of the Company, it could lose visibility in the market, which, in turn, could cause the Company’s stock price to decline. This could have a negative effect on the market price of the Company’s common stock.

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Statements Regarding Forward-looking Statements

______

This Offering Circular contains various “forward-looking statements.” You can identify forward-looking statements by the use of forward-looking terminology such as “believes,” “expects,” “may,” “would,” “could,” “should,” “seeks,” “approximately,” “intends,” “plans,” “projects,” “estimates” or “anticipates” or the negative of these words and phrases or similar words or phrases. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements may be impacted by a number of risks and uncertainties.

The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance taking into account all information currently available to us. These beliefs, assumptions and expectations are subject to risks and uncertainties and can change as a result of many possible events or factors, not all of which are known to us. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. You should carefully consider these risks before you make an investment decision with respect to our Securities. For a further discussion of these and other factors that could impact our future results, performance or transactions, see the section entitled “Risk Factors.”

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USE OF PROCEEDS

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If we sell all of the shares being offered, our net proceeds (after our estimated offering expenses of $750,000) will be $2,265,000.

In computing the estimated use of proceeds, we assumed an initial public offering price of $0.0075 per share of Common Stock.

We will use these net proceeds for the following.

If 25% of the Shares offered are sold:

Percentage of Offering Sold	Offering Proceeds	Approximate Offering Expenses	Total Net Offering Proceeds	Principal Uses of Net Proceeds
				Future acquisitions $0
				Acquisition of Fight Group or gyms $120,000
				Infrastructure/CAPEX $337,500
				Working capital $290,250
25%	$843,750	$96,000	$747,750	$747,750

If 50% of the Shares offered are sold:

Percentage of Offering Sold	Offering Proceeds	Approximate Offering Expenses	Total Net Offering Proceeds	Principal Uses of Net Proceeds
				Future acquisitions $240,000
				Acquisition of Fight Group or gyms $240,000
				Infrastructure/CAPEX $337,500
				Working capital $677,500
50%	$1,687,500	$192,000	$1,495,500	$1,495,500

If 75% of the Shared offered are sold:

Percentage of Offering Sold	Offering Proceeds	Approximate Offering Expenses	Total Net Offering Proceeds	Principal Uses of Net Proceeds
				Future Acquisitions $150,000
				Acquisition of Fight Group or gyms $225,000
				Infrastructure/CAPEX $337,500
				Working capital $1,530,750
75%	$2,531,250	$288,000	$2,243,250	$2,243,250

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If 100% of the Shares offered are sold

Percentage of Offering Sold	Offering Proceeds	Approximate Offering Expenses	Total Net Offering Proceeds	Principal Uses of Net Proceeds
				Future acquisitions $150,000
				Acquisition of Fight Group or gyms $225,000
				Infrastructure/CAPEX $337,500
				Working capital $2,912,500
100%	$3,375,000	$750,000	$2,625,000	$2 ,625,000

The precise amounts that we will devote to each of the foregoing items, and the timing of expenditures, will vary depending on numerous factors.

As indicated in the table above, if we sell only 75%, or 50%, or 25% of the shares offered for sale in this offering, we would expect to use the resulting net proceeds for the same purposes as we would use the net proceeds from a sale of 100% of the shares, and in approximately the same proportions, until such time as such use of proceeds would leave us without working capital reserve. At that point we would expect to modify our use of proceeds by limiting our expansion, leaving us with the working capital reserve indicated.

The expected use of net proceeds from this offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve and change. The amounts and timing of our actual expenditures, specifically with respect to working capital, may vary significantly depending on numerous factors. The precise amounts that we will devote to each of the foregoing items, and the timing of expenditures, will vary depending on numerous factors. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering.

In the event we do not sell all of the shares being offered, we may seek additional financing from other sources in order to support the intended use of proceeds indicated above. If we secure additional equity funding, investors in this offering would be diluted. In all events, there can be no assurance that additional financing would be available to us when wanted or needed and, if available, on terms acceptable to us. We do not expect to use material amounts of other funds in conjunction with the proceeds.

We intend to expand by acquiring local fight groups. Generally, we pay a portion of their purchase price in cash which represents an amount close to the value of their net assets plus a portion of the purchase price in stock which represents three to four times the value of their net assets.

We do not have a current agreement to acquire a Fight Group. The reference to an acquisition of a Fight Group in this Use of Proceeds discussion does not indicate a current plan to acquire a specific local fight group.

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DILUTION

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If you purchase shares in this offering, your ownership interest in our Common Stock will be diluted immediately, to the extent of the difference between the price to the public charged for each share in this offering and the net tangible book value per share of our Common Stock after this offering.

Our historical net tangible book value as of March 31, 2020 was $(580,572) based on 539,267,304 outstanding shares of our Common Stock outstanding on March 31, 2020. Historical net tangible book value per share equals the amount of our total tangible assets less total liabilities, divided by the total number of shares of our Common Stock outstanding, all as of the date specified.

The following table illustrates the per share dilution to new investors discussed above, assuming the sale of, respectively, 100%, 75%, 50% and 25% of the shares offered for sale in this offering (after deducting estimated offering expenses of $750,000):

Percentage of shares offered that are sold	100%	75%	50%	25%

Assumed price to the public charged for each share in this offering (1)	$0.0075	$0.0075	$0.0075	$0.0075

Historical net tangible book value per share as of March 31, 2020 (2)	(0.0108)	(0.0108)	(0.0108)	(0.0108)

Increase in net tangible book value per share attributable to new investors in this offering (3)	0.0148	0.0138	0.0120	0.0078

Net tangible book value per share, after this offering	0.0041	0.0031	0.0013	(0.0029)

Dilution per share to new investors	$0.0034	$0.0044	$0.0062	$0.0104

(1)	In computing, the above, we assumed an initial public offering price of $0.0075 per share of Common Stock.

(2)	Based on net tangible shareholders equity book value as of March 31, 2020 of $(580,572) or $(0.0108) based on 539,267,304 outstanding shares of Common Stock.

(3)	After deducting estimated offering expenses of $750,000.

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DISTRIBUTION

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This Offering Circular is part of an Offering Statement that we filed with the SEC, using a continuous offering process. Periodically, as we have material developments, we will provide an Offering Circular supplement that may add, update or change information contained in this Offering Circular. Any statement that we make in this Offering Circular will be modified or superseded by any inconsistent statement made by us in a subsequent Offering Circular supplement. The Offering Statement we filed with the SEC includes exhibits that provide more detailed descriptions of the matters discussed in this Offering Circular. You should read this Offering Circular and the related exhibits filed with the SEC and any Offering Circular supplement, together with additional information contained in our annual reports, semi-annual reports and other reports and information statements that we will file periodically with the SEC. See the section entitled “Additional Information” below for more details.

Pricing of the Offering

Prior to the Offering, there has been a limited public market for the Offered Shares. The initial public offering price was determined by management. The principal factors considered in determining the initial public offering price include:

•	the information set forth in this Offering Circular and otherwise available;

•	our history and prospects and the history of and prospects for the industry in which we compete;

•	our past and present financial performance;

•	our prospects for future earnings and the present state of our development;

•	the general condition of the securities markets at the time of this Offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by us.

Offering Period and Expiration Date

This Offering will start on or after the Qualification Date and will terminate when the maximum offering is reached or, if it is not reached, on the Termination Date.

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Procedures for Subscribing

When you decide to subscribe for Offered Shares in this Offering, you should:

Go to https://www.sec.gov/cgi-bin/browse-edgar?CIK=725929&owner=exclude.

1.	Electronically download and receive, review, execute and deliver to us a subscription agreement; and

2.	Deliver funds directly by wire or electronic funds transfer via ACH to the specified account maintained by us.

Any potential investor will have ample time to review the subscription agreement, along with their counsel, prior to making any final investment decision. We shall only deliver such subscription agreement upon request after a potential investor has had ample opportunity to review this Offering Circular.

Right to Reject Subscriptions. After we receive your complete, executed subscription agreement and the funds required under the subscription agreement have been transferred to the escrow account, we have the right to review and accept or reject your subscription in whole or in part, for any reason or for no reason. We will return all monies from rejected subscriptions immediately to you, without interest or deduction.

Acceptance of Subscriptions. Upon our acceptance of a subscription agreement, we will countersign the subscription agreement and issue the shares subscribed at closing. Once you submit the subscription agreement and it is accepted, you may not revoke or change your subscription or request your subscription funds. All accepted subscription agreements are irrevocable.

Under Rule 251 of Regulation A, non-accredited investors are subject to the investment limitation and may only invest funds which do not exceed 10% of the greater of the purchaser's revenue or net assets (as of the purchaser's most recent fiscal year end). A non-accredited, natural person may only invest funds which do not exceed 10% of the greater of the purchaser's annual income or net worth.

NOTE: For the purposes of calculating your net worth, it is defined as the difference between total assets and total liabilities. This calculation must exclude the value of your primary residence and may exclude any indebtedness secured by your primary residence (up to an amount equal to the value of your primary residence). In the case of fiduciary accounts, net worth and/or income suitability requirements may be satisfied by the beneficiary of the account or by the fiduciary, if the fiduciary directly or indirectly provides funds for the purchase of the Offered Shares.

In order to purchase offered Shares and prior to the acceptance of any funds from an investor, an investor will be required to represent, to the Company's satisfaction, that he is either an accredited investor or is in compliance with the 10% of net worth or annual income limitation on investment in this Offering.

No Escrow

The proceeds of this offering will not be placed into an escrow account. We will offer our Common Stock on a best efforts basis primarily through an online platform. As there is no minimum offering, upon the approval of any subscription to this Offering Circular, the Company shall immediately deposit said proceeds into the bank account of the Company and may dispose of the proceeds in accordance with the Use of Proceeds.

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The Offering

This Offering in being conducted on a "best-efforts" basis.

Our officers are relying upon SEC Rule 3a4-1 under the Securities Exchange Act of 1934. The officers of the Company will not be deemed to be brokers solely by reason of their participation in the sale of the securities. The officers are not subject to a statutory disqualification; and they will not be compensated in connection with their participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities; and are not at the time of their participation an associated person of a broker or dealer. They will perform substantial duties for or on behalf of the issuer otherwise than in connection with transactions in securities. They were not a broker or dealer, or an associated person of a broker or dealer, within the preceding 12 months. They will not participate in selling an offering of securities for any issuer more than once every 12 months. They will restrict their participation to any one or more of the following activities: (a) preparing any written communication or delivering such communication through the mails or other means that does not involve oral solicitation by the associated person of a potential purchaser; (b) responding to inquiries of a potential purchaser in a communication initiated by the potential purchaser; Provided, however, that the content of such responses are limited to information contained in a Offering Statement filed  under the Securities Act of 1933 or other offering document; or (c) performing ministerial and clerical work involved in effecting any transaction.

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MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

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This Management’s Discussion and Analysis of Financial Condition and Results of Operations contain certain forward-looking statements. Historical results may not indicate future performance. Our forward-looking statements reflect our current views about future events; are based on assumptions and are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those contemplated by these statements. Factors that may cause differences between actual results and those contemplated by forward-looking statements include, but are not limited to, those discussed in the section titled “Risk Factors” of our Annual Report on Form 10-K for the year ended March 31, 2020 filed on August 19, 2020. We undertake no obligation to publicly update or revise any forward-looking statements, including any changes that might result from any facts, events, or circumstances after the date hereof that may bear upon forward-looking statements. Furthermore, we cannot guarantee future results, events, levels of activity, performance, or achievements

Basis of Presentation

We have seven wholly-owned subsidiaries. Hardrock Promotions LLC which owns Hardrock MMA in Kentucky, Colosseum Combat LLC which owns Colosseum Combat MMA in Indiana, Blue Grass MMA LLC which is a marketing company, United Combat League MMA LLC, Pinnacle Combat LLC, Strike Hard Productions, LLC, and B2 Productions LLC.

The consolidated financial statements, which include the accounts of the Company and its six wholly owned subsidiaries, are prepared in conformity with generally accepted accounting principles in the United States of America (“U.S. GAAP”). All significant intercompany balances and transactions have been eliminated.

Forward-Looking Statements

Some of the statements under “Management's Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this Offering Circular constitute forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar matters that are not historical facts. In some cases, you can identify forward-looking statements by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “should,” and “would” or the negatives of these terms or other comparable terminology.

You should not place undue reliance on forward-looking statements. The cautionary statements set forth in this Offering Circular identify important factors, which you should consider in evaluating our forward-looking statements. These factors include, among other things:

•	The unprecedented impact of COVID-19 pandemic on our business, customers, employees, consultants, service providers, stockholders, investors and other stakeholders;

•	The speculative nature of the business we intend to develop;

•	Our reliance on suppliers and customers;

•	Our dependence upon external sources for the financing of our operations, particularly given that there are concerns about our ability to continue as a “going concern;”

•	Our ability to effectively execute our business plan;

•	Our ability to manage our expansion, growth and operating expenses;

•	Our ability to finance our businesses;

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•	Our ability to promote our businesses;

•	Our ability to compete and succeed in highly competitive and evolving businesses;

•	Our ability to respond and adapt to changes in technology and customer behavior; and

•	Our ability to protect our intellectual property and to develop, maintain and enhance strong brands.

Although the forward-looking statements in this Offering Circular are based on our beliefs, assumptions and expectations, taking into account all information currently available to us, we cannot guarantee future transactions, results, performance, achievements or outcomes. No assurance can be made to any investor by anyone that the expectations reflected in our forward-looking statements will be attained, or that deviations from them will not be material and adverse. We undertake no obligation, other than as maybe be required by law, to update this Offering Circular or otherwise make public statements updating our forward-looking statements.

Critical Accounting Policies

Basis of Accounting

The financial information furnished herein reflects all adjustments, consisting of normal recurring items that, in the opinion of management, are necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the interim periods. The results of operations for the three months ended September 30, 2020 are not necessarily indicative of the results to be expected for the year ending March 31, 2021.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. The most significant assumptions and estimates relate to the valuation of derivative liabilities and the valuation of assets and liabilities acquired through business combinations. Actual results could differ from these estimates and assumptions.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company maintains deposits primarily in four financial institutions, which may at times exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation ("FDIC"). The Company has not experienced any losses related to amounts in excess of FDIC limits or $250,000. The Company did not have any cash in excess of FDIC limits at September 30, 2020 and 2019, respectively.

Fair Value of Financial Instruments

The Company’s financial instruments consist primarily of accounts payable and accrued liabilities. The carrying amounts of such financial instruments approximate their respective estimated fair value due to the short-term maturities and approximate market interest rates of these instruments. The three levels of valuation hierarchy are defined as follows:

Level 1 inputs to the valuation methodology are quoted prices for identical assets or liabilities in active markets.

Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Company analyzes all financial instruments with features of both liabilities and equity under ASC 480, “Distinguishing Liabilities from Equity,” and ASC 815.

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Property and Equipment

Property and equipment are carried at cost. Depreciation is provided on the straight-line method over the assets’ estimated service lives. Expenditures for maintenance and repairs are charged to expense in the period in which they are incurred, and betterments are capitalized. The cost of assets sold or abandoned and the related accumulated depreciation are eliminated from the accounts and any gains or losses are reflected in the accompanying consolidated statement of operations of the respective period. The estimated useful lives range from 3 to 7 years.

Goodwill

Goodwill represents the cost in excess of the fair value of net assets acquired in business combinations. The Company tests goodwill for impairment on an annual basis and when events or changes in circumstances indicate that the carrying amount may not be recoverable. Goodwill is deemed to be impaired if the carrying amount of goodwill exceeds its estimated fair value. As of September 30, 2020, there were no impairment charges.

Revenue Recognition

Revenue is recognized when a customer obtains control of promised goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The amount of revenue that is recorded reflects the consideration that the Company expects to receive in exchange for those goods. The Company applies the following five-step model in order to determine this amount: (i) identification of the promised goods in the contract; (ii) determination of whether the promised goods are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation.

The Company only applies the five-step model to contracts when it is probable that the entity will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. Once a contract is determined to be within the scope of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 606 at contract inception, the Company reviews the contract to determine which performance obligations the Company must deliver and which of these performance obligations are distinct. The Company recognizes as revenues the amount of the transaction price that is allocated to the respective performance obligation when the performance obligation is satisfied or as it is satisfied. The majority of revenues are received from ticket and beverage sales before and during the live events. Sponsorship revenue is also recognized when the live event takes place. Any revenue received for events that have yet to take place are recorded in deferred revenue.

Income Taxes

The Company follows Section 740-10-30 of the FASB ASC, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements or tax returns. Under this method, deferred tax assets and liabilities are based on the differences between the consolidated financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the fiscal year in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance to the extent management concludes it is more likely than not that the assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the fiscal years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated Statements of Operations in the period that includes the enactment date. Through September 30, 2020, the Company has an expected loss. Due to uncertainty of realization for these losses, a full valuation allowance is recorded. Accordingly, no provision has been made for federal income taxes in the accompanying consolidated financial statements.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk are cash, accounts receivable and other receivables arising from its normal business activities. The Company places its cash in what it believes to be credit-worthy financial institutions. The Company controls credit risk related to accounts receivable through credit approvals, credit limits and monitoring procedures. The Company routinely assesses the financial strength of its customers and, based upon factors surrounding the credit risk, establishes an allowance, if required, for uncollectible accounts and, as a consequence, believes that its accounts receivable credit risk exposure beyond such allowance is limited. In addition, Receivables that are factored through the Company's Receivable finance facility are guaranteed by the finance company that further mitigates Credit Risk.

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Impairment of Long-Lived Assets

In accordance with ASC 360-10, the Company, on a regular basis, reviews the carrying amount of long-lived assets for the existence of facts or circumstances, both internally and externally, that suggest impairment. The Company determines if the carrying amount of a long-lived asset is impaired based on anticipated undiscounted cash flows, before interest, from the use of the asset. In the event of impairment, a loss is recognized based on the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined based on appraised value of the assets or the anticipated cash flows from the use of the asset, discounted at a rate commensurate with the risk involved. There were no impairment charges recorded during the three months ended September 30, 2020 and 2019.

Inventory

Inventories are valued at the lower of cost (determined on a weighted average basis) or market. Management compares the cost of inventories with the market value and allowance is made to write down inventories to market value, if lower. As of September 30, 2020 and March 31, 2020, the Company had outstanding balances of finished goods inventory of $1,445 and $7,256, respectively.

Earnings Per Share (EPS)

The Company utilize FASB ASC 260, Earnings per Share. Basic earnings (loss) per share is computed by dividing earnings (loss) available to common stockholders by the weighted-average number of common shares outstanding. Diluted earnings (loss) per share is computed similar to basic earnings (loss) per share except that the denominator is increased to include additional common shares available upon exercise of stock options and warrants using the treasury stock method, except for periods of operating loss for which no common share equivalents are included because their effect would be anti-dilutive. As of September 30, 2020 the convertible notes are indexed to 183,301,670 shares of common stock.

The following table sets for the computation of basic and diluted earnings per share the six months ended September 30, 2020 and 2019:

	September 30, 2020	September 30, 2019
Basic and diluted
Net loss	$(1,764,859)	$(904,927)

Net loss per share
Basic	$(0.00)	$(0.00)
Diluted	$(0.00)	$(0.00)

Weighted average number of shares outstanding:
Basic & diluted	574,198,491	471,101,799

Stock Based Compensation

The Company records stock-based compensation in accordance with the provisions of FASB ASC Topic 718, “Accounting for Stock Compensation,” which establishes accounting standards for transactions in which an entity exchanges its equity instruments for goods or services. In accordance with guidance provided under ASC.

Topic 718, the Company recognizes an expense for the fair value of its stock awards at the time of grant and the fair value of its outstanding stock options as they vest, whether held by employees or others. As of September 30, 2020, there were no options outstanding.

On June 20, 2018, the FASB issued ASU 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting. ASU 2018-07 is intended to reduce cost and complexity and to improve financial reporting for share-based payments to nonemployees (for example, service providers, external legal counsel, suppliers, etc.). Under the new standard, companies will no longer be required to value non-employee awards differently from employee awards. Meaning that companies will value all equity classified awards at their grant-date under ASC 718 and forgo revaluing the award after this date. The Company adopted ASU 2018-07 on April 1, 2019. The adoption of this standard did not have a material impact on the consolidated financial statements.

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Recently Adopted Accounting Pronouncements

In January 2017, the FASB issued ASU No. 2017-04, Intangibles and Other (Topic 350): Simplifying the Test for Goodwill Impairment, which eliminates the requirement to calculate the implied fair value of goodwill, but rather requires an entity to record an impairment charge based on the excess of a reporting unit’s carrying value over its fair value. This amendment is effective for annual or interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted. We do not expect the adoption of this ASU to have a material effect on our consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurements (Topic 820): Disclosure Framework Changes to the Disclosure Requirements for Fair Value Measurement. The amendments in this update modify the disclosure requirements on fair value measurements in Topic 820. The ASU is effective for the Registrants for fiscal years beginning after December 15, 2019, and interim periods therein. Early adoption is permitted. The Company is currently assessing the impact of this standard on their Financial Statements.

In September 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments (Topic 326), which replaces the incurred-loss impairment methodology and requires immediate recognition of estimated credit losses expected to occur for most financial assets, including trade receivables. Credit losses on available-for-sale debt securities with unrealized losses will be recognized as allowances for credit losses limited to the amount by which fair value is below amortized cost. ASU 2016-13 is effective for the Company beginning January 1, 2020 and early adoption is permitted. The Company does not believe the potential impact of the new guidance and related codification improvements will be material to its financial position, results of operations and cash flows.

The Company has implemented all new accounting pronouncements that are in effect. These pronouncements did not have any material impact on the consolidated financial statements unless otherwise disclosed, and the Company does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

Organization and Nature of Business

In February 2017, the Board of Directors of B2Digital, Incorporated, a Delaware corporation (“B2Digital” or the “Company”) approved a complete restructuring, new management team and strategic direction for the Company. Capitalizing on its history in television, video and technology, we are now forging ahead and becoming a full-service live event sports company.

Our Chairman and CEO is now Greg P. Bell. Mr. Bell has over 30 years of global experience developing more than 20 companies in the sports, television, entertainment, digital distribution and banking transaction industries. Capitalizing on the combination of his expertise, relationships and experience as well as his involvement with more than 40,000 live events over his career for major sports leagues and entertainment venues, we are in the process of developing and acquiring companies to become a premier vertically integrated live event sports company.

Our first strategy is to build an integrated live event minor league for the mixed martial arts (“MMA”) marketplace, which is a billion-dollar industry. We are creating and developing minor league champions that will move on to the MMA major leagues from the B2 Fighting Series (“B2FS”). This will be accomplished by sponsoring operating live events, acquiring existing MMA promotions and then inviting those champions to the B2FS Regional and National Championship Series. We own all media and merchandising rights and digital distribution networks for the B2FS. This concept was developed and test marketed for two years by Mr. Bell’s B2 Management Group, LLC.

2017 marked the kickoff of the B2FS by sponsoring and acquiring MMA regional promotion companies for the development of the B2FS. Our second strategy is to add additional sports, leagues, tournaments and special events to our live event business model. This will enable us to capitalize on our core technologies and business models that will be key to broadening the revenue base of our live event core business. We will also be developing and expanding the B2Digital live event systems and technologies. These include systems for event management, digital ticketing sales, digital video distribution, digital marketing, Pay-Per View (“PPV”), fighter management, merchandise sales, brand management and financial control systems.

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Historically, we had been a provider of in-room, on-demand video entertainment and satellite services to the domestic lodging industry. In the past, we had provided video services to over 50,000 hotel rooms in the lodging industry. PPV lost a great deal of market share due to the increased internet use by hotel guests. With this loss, our Board of Directors agreed to dissolve Hotel Movie Network on March 11, 2010.

Business of the Company

The Company has seven wholly-owned subsidiaries. Hardrock Promotions LLC which owns Hardrock MMA in Kentucky, Colosseum Combat LLC which owns Colosseum Combat MMA in Indiana, United Combat League MMA LLC, Pinnacle Combat LLC, Strike Hard Productions, LLC, ONE More Gym, and B2 Productions LLC.

Results of Operations

Three Months Ended September 30, 2020 Compared to the Three Months Ended September 30, 2019

Revenue

We had revenues of $135,927 for the three months ended September 30, 2020 versus revenues of $96,275 for the three months ended September 30, 2019. There was a decrease of $65,957 in live event revenue due to the effects of COVID-19. There was an increase in gym revenue of $105,609, or 100% as the Company acquired a gym since the comparative period.

Cost of Sales

We incurred cost of sales of $47,907 for the three months ended September 30, 2020 versus cost of sales of $73,588 for the three months ended September 30, 2019. The decrease of $25,681 is due to a decrease in live events due to the effects of COVID-19.

Operating Expenses

General & Administrative Expenses

General and administrative expenses include professional fees, all costs associated with marketing, press releases, public relations, rent, sponsorships and other expenses. We incurred general and administrative expenses of $675,129 for the three months ended September 30, 2020 versus general and administrative expenses of $349,297 for the three months ended September 30, 2019. The increase of $325,832 was primarily due to increased operations as a result of gym acquisitions, and investor relations and professional fees due to the growth of the business.

Depreciation and Amortization Expense

We incurred depreciation and amortization expense of $33,883 for the three months ended September 30, 2020 versus depreciation expense of $6,741 for the three months ended September 30, 2019. The increase of $27,142 was due to the purchase of fixed and intangible assets a result of business acquisitions.

Other Income (Expense)

Other Income (Expense)

Our other income and expenses include gain on forgiveness of loan, loss on extinguishment of debt, change in fair value of derivative liabilities and interest expense. The increase of $568,297 was primarily due to interest expense and changes in fair value of derivative instruments.

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Net Losses

We incurred a net loss of $1,269,353 for the three months ended September 30, 2020 versus a net loss of $413,415 for the three months ended September 30, 2019.

Results of Operations

Six Months Ended September 30, 2020 Compared to the Six Months Ended September 30, 2019

Revenue

We had revenues of $195,948 for the six months ended September 30, 2020 versus revenues of $181,911 for the six months ended September 30, 2019. There was a decrease of $151,534 in live event revenue due to the effects of COVID-19. There was an increase in gym revenue of $165,571, or 100% as the Company acquired a gym since the comparative period.

Cost of Sales

We incurred cost of sales of $49,219 for the six months ended September 30, 2020 versus cost of sales of $135,540 for the six months ended September 30, 2019. The decrease of $86,321 is due to a decrease in live events due to the effects of COVID-19.

Operating Expenses

General & Administrative Expenses

General and administrative expenses include professional fees, all costs associated with marketing, press releases, public relations, rent, sponsorships and other expenses. We incurred general and administrative expenses of $839,917 for the six months ended September 30, 2020 versus general and administrative expenses of $859,810 for the six months ended September 30, 2019. The decrease of $19,893 was a result of decreased live events due to COVID-19 but this decrease was partially offset by the increase in G&A at the gym.

Depreciation and Amortization Expense

We incurred depreciation and amortization expense of $66,855 for the six months ended September 30, 2020 versus depreciation expense of $10,053 for the six months ended September 30, 2019. The increase of $56,802 was due to the purchase of fixed and intangible assets a result of business acquisitions.

Other Income (Expense)

Other Income (Expense)

Our other income and expenses include gain on forgiveness of loan, grant income, loss on settlement of debt, loss on extinguishment of debt, change in fair value of derivative liabilities and interest expense. The increase of $923,381 was primarily due to interest expense and changes in fair value of derivative instruments.

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Net Losses

We incurred a net loss of $1,764,859 for the six months ended September 30, 2020 versus a net loss of $904,927 for the six months ended September 30, 2019.

Current Liquidity and Capital Resources for the six months ended September 30, 2020 compared to the six months ended September 30, 2019

	2020	2019
Summary of Cash Flows:
Net cash used by operating activities	$(574,939)	$(184,942)
Net cash used by investing activities	(128,501)	(206,230)
Net cash provided by financing activities	718,282	400,000
Net increase in cash and cash equivalents	14,842	8,828
Beginning cash and cash equivalents	46,729	27,579
Ending cash and cash equivalents	$61,571	$36,407

Operating Activities

Cash used in operations of $574,939 during the six months ended September 30, 2020 was primarily a result of our $1,764,859 net loss reconciled with our net non-cash expenses relating to stock compensation, depreciation expense, loss on settlement of debt, loss on extinguishment of debt, gain on settlement of debt, grant income, amortization of debt discount, inventory, prepaid expenses, accounts payable, accrued liabilities and deferred compensation. Cash used in operations of $184,942 during the six months ended September 30, 2019 was primarily a result of our $904,927 net loss reconciled with our net non-cash expenses relating to stock compensation, depreciation expense, loss on settlement of debt, loss on extinguishment of debt, inventory, prepaid expenses, accounts payable, accrued liabilities and deferred compensation.

Investing Activities

Net cash used in investing activities for the six months ended September 30, 2020 of $128,501 resulted from the from the payments to related parties in the amount of $470 and capital expenditures in the amount of $128,031. Net cash used in investing activities for the six months ended September 30, 2019 of $206,230 resulted from the payments to related parties in the amount of $174,245 and capital expenditures in the amount of $31,985.

Financing Activities

Net cash provided by financing activities was $718,282 for six months ended September 30, 2020, which consisted of $122,766 from proceeds from the issuance of notes payable, $150,000 from proceeds from the issuance of convertible notes payable, $15,000 in payments related to payable due for business acquisitions, $4,484 payment on notes payable, and $465,000 in proceeds from the issuance of common stock. Net cash provided by financing activities was $400,000 for six months ended September 30, 2019, which consisted of $400,000 in proceeds from the issuance of common stock.

Future Capital Requirements

Our current available cash and cash equivalents are insufficient to satisfy our liquidity requirements. Our capital requirements for fiscal year 2020 will depend on numerous factors, including management’s evaluation of the timing of projects to pursue. Subject to our ability to generate revenues and cash flow from operations and our ability to raise additional capital (including through possible joint ventures and/or partnerships), we expect to incur substantial expenditures to carry out our business plan, as well as costs associated with our capital raising efforts and being a public company.

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Our plans to finance our operations include seeking equity and debt financing, alliances or other partnership agreements, or other business transactions, that would generate sufficient resources to ensure continuation of our operations.

The sale of additional equity or debt securities may result in additional dilution to our shareholders. If we raise additional funds through the issuance of debt securities or preferred stock, these securities could have rights senior to those of our common stock and could contain covenants that would restrict our operations. Any such required additional capital may not be available on reasonable terms, if at all. If we were unable to obtain additional financing, we may be required to reduce the scope of, delay or eliminate some or all of our planned activities and limit our operations which could have a material adverse effect on our business, financial condition and results of operations.

Inflation

The amounts presented in our consolidated financial statements do not provide for the effect of inflation on our operations or financial position. The net operating losses shown would be greater than reported if the effects of inflation were reflected either by charging operations with amounts that represent replacement costs or by using other inflation adjustments.

Going Concern

The accompanying financial statements have been prepared on a going concern basis. For the six months ended September 30, 2020, the Company had a net loss of $1,764,859, had net cash used in operating activities of $574,939, had negative working capital of $1,597,844, accumulated deficit of $5,581,837 and stockholders’ deficit of $931,436. These matters raise substantial doubt about the Company’s ability to continue as a going concern for a period of one year from the date of this filing. The Company’s ability to continue as a going concern is dependent upon its ability to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due, to fund possible future acquisitions, and to generate profitable operations in the future. Management plans to provide for the Company’s capital requirements by continuing to issue additional equity and debt securities. The outcome of these matters cannot be predicted at this time and there are no assurances that, if achieved, the Company will have sufficient funds to execute its business plan or generate positive operating results. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Quantitative and Qualitative Disclosures about Market Risk

In the ordinary course of our business, we are not exposed to market risk of the sort that may arise from changes in interest rates or foreign currency exchange rates, or that may otherwise arise from transactions in derivatives.

The preparation of financial statements in conformity with GAAP requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Our significant estimates and assumptions include the fair value of our common stock, stock-based compensation, the recoverability and useful lives of long-lived assets, and the valuation allowance relating to our deferred tax assets.

Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. Our management, in consultation with its legal counsel as appropriate, assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims that may result in such proceedings, we, in consultation with legal counsel, evaluates the perceived merits of any legal proceedings or unasserted claims, as well as the perceived merits of the amount of relief sought or expected to be sought therein. If the assessment of a contingency indicates it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in our financial statements. If the assessment indicates a potentially material loss contingency is not probable, but is reasonably possible, or is probable, but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed.

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BUSINESS

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Summary

B2Digital, Incorporated was incorporated as a Delaware corporation on June 3, 2004. Historically, the Company had been a provider of in-room, on-demand video entertainment and satellite services to the domestic lodging industry. In the past the Company had provided the video services to over 50,000 hotel rooms in the lodging industry. Pay-Per View (“PPV”) lost a great deal of market share due to the increased internet use by hotel guests. With this loss, the Company’s Board of Directors agreed to dissolve Hotel Movie Network on March 11, 2010.

In February 2017, the Company’s Board of Directors approved a complete restructuring, new management team and strategic direction for the Company. Capitalizing on its history in television, video and technology, the Company is now forging ahead and becoming a full-service live event sports company.

Since the restructuring, the Company has been led by a management team headed by the Company’s Chairman and CEO, Greg P. Bell. The management team has over 30 years of global experience developing more than 20 companies in the sports, television, entertainment, digital distribution, and banking transaction industries. As part of its growth strategy, the Company intends to continue to develop and acquire assets meeting its business model with the goal of becoming a premier vertically-integrated live event sports company.

With extensive background in entertainment, television, video and technology, the Company is now forging ahead and becoming a full-service live event sports company. The current Chairman and CEO of the Company is Greg P. Bell. Capitalizing on the combination of his expertise, relationships and experience as well as his involvement with more than 40,000 live events over his career for major sports leagues and entertainment venues, the Company is in the process of developing and acquiring companies to become a premier vertically-integrated live event sports company. To accomplish this, the Company’s first strategy is to build an integrated live event minor league for the Mixed Martial Arts (“MMA”) marketplace, which is a billion-dollar industry.

The Company is creating and developing minor league champions that will move on to the MMA major leagues from the B2 Fighting Series (the “B2FS”). In 2017, the Company started operating live MMA Events by acquiring additional existing MMA promotions. These acquisitions which facilitate the best fighters being invited annually to the yearly B2FS National Championship Live Event. The Company owns all media rights, merchandising rights, digital distribution networks of the B2FS. The Company is developing the systems and technologies for event management, digital ticketing sales, digital video distribution, digital marketing, PPV, fighter management, merchandise sales, brand management and financial control systems.

The Company’s fiscal year runs from April 1 – March 31 of each year.

The Company’s wholly-owned subsidiaries are as follows:

Colosseum Combat LLC

www.colosseumcombat.com

MMA Company that puts on LIVE MMA Fights

Indian, Michigan

CEO: Mark Slater

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Hardrock Promotions LLC

www.hrmma.com

MMA Company that puts on LIVE MMA Fights

Kentucky, Ohio, Tennessee, West Virginia

CEO: Vanessa Higdon

Pinnacle Combat LLC

www.pinnaclecombat.com

MMA Company that puts on LIVE MMA Fights

Iowa

CEO: Harry Maglaris

UCL MMA LLC

www.uclmma.com

MMA Company that puts on LIVE MMA Fights

Illinois, Indiana

CEO: Mike Davis

StrikeHard Productions LLC

www.strikehardproductions.com

MMA Company that puts on LIVE MMA Fights

CEO: Jamie Sullivan

ONE More Gym LLC

ONE More Gym Valparaiso LLC

ONE More Gym Merrillville LLC

https://www.onemoregymkokomo.com

Official B2 Training facility

CEO: Brian Cox

B2 Productions LLC

CEO: Gene Gregory

Production Company who produces B2 LIVE Events and Photographs and Broadcasts the events via

PPV, FTV, Social Media

Expansion by Acquisition

The Company’s operational plan is to acquire existing operating fight groups that are properly licensed and operating in up to 10 additional states or to expand one of its existing brands into those target states if the Company cannot find or identify an existing compatible fight group to its business model in the target states.

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Through its wholly-owned subsidiaries, the Company is currently licensed in and has planned fights to occur in the following states (contingent upon COVID-19 restrictions):

1.	Kentucky

2.	Ohio

3.	Indiana

4.	Illinois

5.	Iowa

6.	West Virginia

7.	Tennessee

8.	Michigan

9.	Alabama

10.	Mississippi

The Company has targeted the following states for expansion:

1.	Kansas

2.	Nebraska

3.	South Dakota

Fight group businesses of this type typically does not have a large amount of hard dollar assets. Most acquired groups own a cage, a truck to transport the cage, materials that are used in the live event shows such as pipe and drape and signage, and retail POS machines to sell merchandise and tickets at the event.

Seasonality

We do not expect material seasonality in our business.

Facilities

The Company occupies offices at 4522 West Village Drive Suite 215. Tampa, Florida 33624. The Company does not currently own or lease any properties or facilities. The Company leases the Fitness Facility through ONE More Gym LLC in Kokomo, Indiana. The Company expects to lease new office space in the future to the extent consistent with its business model.

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Intellectual Property

The Company has a policy of requiring key employees and consultants to execute confidentiality agreements upon the commencement of an employment or consulting relationship. The Company’s employee agreements also require relevant employees to assign to it all rights to any inventions made or conceived during their employment with the Company. In addition, the Company has a policy of requiring individuals and entities with which it discusses potential business relationships to sign non-disclosure agreements. The Company’s agreements with clients include confidentiality and non-disclosure provisions.

Legal Proceedings

The Company may from time to time be involved in various claims and legal proceedings of a nature it believes are normal and incidental to its business. These matters may include product liability, intellectual property, employment, personal injury cause by the Company’s employees, and other general claims. The Company is not presently a party to any legal proceedings that, in the opinion of its management, are likely to have a material adverse effect on its business. Regardless of outcome, litigation can have an adverse impact on the Company because of defense and settlement costs, diversion of management resources and other factors.

Employees

As of November 10, 2020, we had 32 employees, including officers and directors, 22 of which are full-time and 10 of which are part-time. The Company believes that it will be successful in attracting experienced and capable personnel. The Company’s CEO has entered into agreements with it requiring him not to compete or disclose the Company’s proprietary information. The Company’s employees are not represented by any labor union. The Company believes that relations with its employees are excellent. Usually the number of total employees and number of full-time employees will vary.

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MANAGEMENT

______

The following table sets forth information regarding our executive officers, directors and significant employees, including their ages as of November 10, 2020:

Name and Principal Position	Age	Term of Office	Approximate hours per week for part-time employees
Greg P. Bell, Chief Executive Officer and Director	63	Since January 2017	45
Paul D. H. LaBarre, Executive Vice President	75	Since September 2005	3
Andrew Georgens, Director, Secretary	69	Since November 2017	2
Hugh Darryl Metz, Director	60	Since November 2017	2

Greg P. Bell, Chairman of the Board Chief Executive Officer and Director

Mr. Bell is one of the early pioneers and entrepreneurs in Entertainment and Digital Media and has been working in the field for over 30 years. He was involved in the early creation of the technologies and algorithms that allowed analog media to be transformed into digital bits and compressed data streams and created specific business enterprises that capitalized on the creation of digital transmissions at Scientific Atlanta, Compression Labs, VCON International and Qwest. Mr. Bell was one of the initial Vice Presidents of Business Development at Qwest Communications where he developed Qwest's Digital Media Company, Slingshot Networks. He then ran all operations of Slingshot, reporting to the board of directors, which managed and operated three full time studios including the creation of the Broadcast Studio in Staples Center, TV and News productions, LIVE events at the Staples Center, distribution of a national television show distributed by Warner Brothers TV Distribution and online television productions and web distribution for the NFL, NBA, NHL, AFL, Boxing, Democratic Convention and LIVE music events.

Upon leaving Slingshot in 2000, Mr. Bell founded B3 Development Group, a firm specializing in developing emerging market media companies. Mr. Bell ‘s B3 Development Group founded B2 Networks in 2001 which quickly became the defacto standard for Watching LIVE Pay per View Sporting events online. B2's Proprietary Online System broadcast LIVE Professional and Collegiate sporting events online to a global audience broadcasting over 1000 LIVE games per month. Mr. Bell developed and implemented a merger with B2 Networks and the America ONE Television Network where he became CEO of the combined companies. Under Mr. Bell's direction the company now called ONE Media Corp launched the new ONE World Sports TV Network, now operating under the brand Eleven Sports, in North America on Cable and Satellite, with a pure digital end-to-end distribution system, along with continuing the company’s growth in the online distribution of Sports and Entertainment. After leaving as CEO of ONE Media Corp, he continues to develop companies and specializes in developing and fast tracking emerging entertainment, transaction technology and media companies, Mr. Bell continues to expand his holdings and currently has business holdings in B3 Development Group which under contract with Caymanas Park Race Track, owned by the country of Jamaica, developed Jamaica’s first all-digital state of the art Pari-Mutuel Live Sports Gaming System for mobile devices and currently is operating under the brand CaymanasToGO for the Caribbean Consumers and Platinum Racing for USA, European and global consumers. The B3 mobile device wagering system and technology allows consumers globally to watch and wager on Live Horse Races and Sporting Events being held in the UK, USA, Canada and the Caribbean; B3 Gaming Services Group, a premier transaction and customer service group that offers management services to the Gaming industry in the Caribbean, B3 Networks, a premier state of the art digital broadcasting company that developed the B3 Television Satellite Replacement Technology which allows TV Networks to broadcast globally on the public internet instead of satellites in broadcast quality HD & SD Television. B3 Networks has deployed and services the B3 technology to broadcast High Definition and SD TV signals globally to cable headends, smart phones and Internet connected devices for the Jamaica Education Television Network, the Caymanas Race Track and other mobile applications globally. In February 2017 he became the Chairman and CEO of B2 Digital, Inc., trading at Symbol: BTDG on the OTC. B2 Digital will capitalize on Mr. Bell’s LIVE Event Experience and is in the process of building a Minor League for the MMA, Mixed Martial Arts Major Leagues, in conjunction with acquiring Sports Related companies to develop the business into a vertically integrated LIVE Event Sports Company.

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Mr. Bell has worked at the top technology development companies that developed the digital technologies, which are in use today at Scientific Atlanta, Compression Labs, VCON and Qwest. He also has managed and been directly involved with over 55,000 LIVE events in his 30-year career. He has worked with a diverse group of clients in the entertainment, sports and technology communities including the NFL, NBA, NHL, AHL, NLL, ECHL, IFL, USHL, SPHL, NCAA, NAIA, MISL, AFL, AOL, FOX, UFC, NAAFS, Bellator, WEF, the Staples Center, the Orleans Arena, Oscar De La Hoya, Barbra Streisand, and top entertainment venues, acts and actors. His clients and companies have capitalized on Mr. Bell's knowledge of the world of Entertainment, LIVE Events, Sports, Digital Television and Digital Online Transaction and Distribution Systems.

EDUCATION:

East Grand Rapids High School

Graduated 1975

Grand Valley State University

Graduated 1980

BBA Business Management

Emphasis in Computer Science, Economics and Marketing

Hugh Darryl Metz, Director

Mr. Metz has over 30 years’ experience in Broadcasting, Television, Computer Graphics and LIVE Event Management. He was one of the first to operate computer graphics television technology in the early 80s while developing Live Event graphics solutions for major television networks for LIVE professional and college sports television broadcasts.  He is certified in several Microsoft and Cisco product lines and served as IT systems administrator for Blockbuster Entertainment and IBM on the Blockbuster business support systems of the Blockbuster franchisees IT Network. He has worked on Sports productions for national TV networks operating and managing LIVE Television broadcasts for over 1000 LIVE Sports Event.

In 2007 Mr. Metz began working with the B2 Networks PPV Company as Mr. Bell’s head of LIVE Event Operations. His responsibilities included managing all aspects of over 200 LIVE TV and Internet broadcast productions for the NCAA and Pro Sports Leagues in Football, Basketball, Hockey, MMA and Special Events and then serving as Special Projects Director reporting to Mr. Bell the CEO of ONE World Sports, which acquired B2 Networks.

In 2012 Mr. Metz became VP of Operations for Mr. Bell’s B3 Enterprises Company, which owned the largest minority share of the NAAFS MMA group in OHIO. He was instrumental in developing all the LIVE Event operations systems, financial controls, security and event management operations with the management team who operated the B2 MMA Test Market Business model that produced over 20 LIVE MMA Events in 2 years.

Currently, he is the acting Broadcast IT Engineer at Gray Television's station that serves southern Oklahoma and oversees the technical operations of 3 local CBS, MyTV, Fox affiliate Television Networks.

EDUCATION:

Robstown High School

Robstown, Texas

Graduated 1979

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Courses Attended:

2000 to 2001

Grayson County College

IT and Technology Training

IBM Technical Training

2000 to 2007

Internal Technical Certification in IT, Infrastructure and Systems Engineering

Paul D. H. LaBarre, Executive Vice President, Director

2006 to 2017, Member of the Board of Directors Good Hunting Communications, Inc.

2010 to 2017, CEO B2Digital INC. and Director

EDUCATION:

Attended Courses and studies:

Business Management, technology courses offered by Scientific Atlanta, Blonder Tongue, Jerrold, C-Cor & Magnavox,

Lawyer’s Assistant-Litigation & Trial Practice,

Automotive Training, Ford, General Motors, Chrysler & VW, Attended Several Courses in Automotive Training, CAC, PC General studies.

Andrew Georgens, Director

1970 - 1973	Payne Construction Company, Monsoon MATel Com / CATV construction Lineman, foreman, supervisor, management.

1973 - 1980	Tiger Communications, Springfield MA Tel com / CATV construction / engineering
Owner, General Manager

1980 - 2005	Communications Systems Contractors, Springfield MA / Dalton MA
Tel com / CATV & related fields / construction / engineering
Owner / General Manager

2005 - present	Retired

EDUCATION:

Cathedral High School

Springfield MA

Graduated 1969

Springfield Technical Community College

Attended 1970. 1 yr.

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Except as disclosed herein, there are no arrangements or understandings between our directors any other person(s) (naming such person(s)) pursuant to which he was or is to be selected as a director or nominee

Legal Proceedings

On June 26, 2013, Paul D.H. LaBarre, the Company’s Executive Vice President and a director, was convicted of improper use of a satellite signal in connection with the previously disclosed action involving DirecTV. Mr. LaBarre was sentenced to five years’ probation in connection with the conviction.

Besides the disclosure above, during the past ten years there have been no events under any bankruptcy act, no criminal proceedings and no judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any of our directors or executive officers, and none of these persons has been involved in any judicial or administrative proceedings resulting from involvement in mail or wire fraud or fraud in connection with any business entity, any judicial or administrative proceedings based on violations of federal or state securities, commodities, banking or insurance laws or regulations, or any disciplinary sanctions or orders imposed by a stock, commodities or derivatives exchange or other self-regulatory organization.

Family Relationships

There are no family relationships among and between our directors, officers, persons nominated or chosen by the Company to become directors or officers, or beneficial owners of more than five percent (5%) of the any class of the Company’s equity securities.

Director Independence

We are not currently subject to listing requirements of any national securities exchange or inter-dealer quotation system which has requirements that a majority of the board of directors be “independent” and, as a result, we are not at this time required to have our Board of Directors comprised of a majority of “independent directors.”

We currently have not established any committees of the Board of Directors. Our Board of Directors may designate from among its members an executive committee and one or more other committees in the future. We do not have a nominating committee or a nominating committee charter. Further, we do not have a policy with regard to the consideration of any director candidates recommended by security holders. To date, other than as described above, no security holders have made any such recommendations. The entire Board of Directors performs all functions that would otherwise be performed by committees. Given the present size of our board it is not practical for us to have committees. If we are able to grow our business and increase our operations, we intend to expand the size of our board and allocate responsibilities accordingly.

Code of Ethics

The Company has yet to adopt a Code of Ethics due to the COVID-19 pandemic and lack of resources. The Company plans on adopting a Code of Ethics during the fiscal year ending March 31, 2021.

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EXECUTIVE COMPENSATION

______

The following table sets forth information concerning the annual compensation awarded to, earned by, or paid to the following named executive officers for all services rendered in all capacities to our company and its subsidiaries for the fiscal years ended March 31, 2020 and 2019.

Summary Compensation Table

Name and principal position	Year	Salary ($)	Stock Awards ($)	Total ($)
Greg P. Bell, Chairman, CEO, and President	2019-20	–	576,000(1)	576,000
	2018-19	–	3,000(2)	3,000
Paul LaBarre, Executive V.P. and Director	2019-20	–	25,600(3)	25,600
	2018-19	–	–	–

(1)	Includes the issuance of 90,000,000 shares of Common Stock valued at $576,000.
(2)	Includes the issuance of an aggregate of 30,000,000 shares of Common Stock valued at $3,000.
(3)	Includes the issuance of an aggregate of 4,000,000 shares of Common Stock valued at $25,600.

CEO Agreement

The Company has also entered into an agreement with Mr. Bell as the Chairman of the Board and Chief Executive Officer & President (the “CEO Agreement”). Pursuant to the terms of the CEO Agreement, the Company may not terminate Mr. Bell from his positions as Chief Executive Officer and President of the Company, or remove him from the Board or change his position as Chairman thereof, without the approval of 80% of the voting capital stock of the Company, unless such termination and/or removal is due to death or legal incapacity.

As compensation for Mr. Bell’s services pursuant to the terms of the CEO Agreement, the Company will issue B2 Management Group Group LLC, a limited liability company wholly owned and controlled by Mr. Bell (“B2 Management Group”), a total of 30,000,000 shares of Common Stock (the “CEO Stock Award”). The 30,000,000 shares of the CEO Stock Award will be issued to B2 Management Group within ten days of the Effective Date (the “Issuance Date”).

As further compensation for Mr. Bell’s services to the Company in connection with the Company’s acquisition activity, the Company has issued B2 Management Group, LLC an additional 60,000,000 shares of Common Stock as compensation for the completion of the Company’s previously announced acquisitions of Hard Rock MMA (30,000,000 Shares) and Colosseum Combat LLC (30,000,000) (collectively, the “Recent Acquisitions”).

Finally, pursuant to the terms of the CEO Agreement, the Company will issue B2 Management Group, LLC an additional 30,000,000 shares of Common Stock within ten days of completion of each future acquisition by the Company of any MMA fight organization, whether pursuant to an equity or asset purchase, up to a total of five (5) acquisitions subsequent to the Recent Acquisitions (corresponding to a total aggregate amount of 150,000,000 shares that may be issued in connection with future acquisitions).

The CEO Agreement also includes a non-compete covenant whereby Mr. Bell will not compete directly with the Company during the term of the CEO Agreement.

The foregoing summary is qualified in its entirety to the terms of the CEO Agreement itself, a copy of which is an exhibit to this Offering Circular.

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LaBarre Agreement

The Company has also entered into an Employment and Board Service Agreement with Paul D.H. LaBarre, the Company’s Executive Vice President and a director (the “LaBarre Agreement”). The term of the LaBarre Agreement is 36 months, which shall run from the Effective Date, and will renew automatically for successive two-year periods unless either the Company or Mr. LaBarre provides notice of non-renewal no later than six months prior to the expiration of the then-current term. Pursuant to the terms of the LaBarre Agreement, the Company may not terminate Mr. LaBarre from his positions as Executive Vice President of the Company, or remove him from the Board, without the approval of 80% of the voting capital stock of the Company, unless such termination and/or removal is due to death or legal incapacity. Additionally, Mr. LaBarre may terminate the LaBarre Agreement at any time upon three months’ prior written notice to the Company.

As payment for past compensation owed to Mr. LaBarre from his employment agreement for his past services to the Company, the Company will issue Mr. LaBarre 50,000,000 shares of Common Stock. As compensation for Mr. LaBarre’s continuing services to the Company as Executive Vice President, the Company will issue Mr. LaBarre 4,000,000 shares of Common Stock per year for each year in which Mr. LaBarre remains employed in such capacity and the LaBarre Agreement remains in effect (the “Annual Salary Issuance”). 50% of the Annual Salary Issuance will vest every six months. In the event of a merger or consolidation of the Company in which the Company is not the surviving entity, or a proposed dissolution or liquidation of the Company or a sale of substantially all of its assets, any unvested portion of the Annual Salary Issuance remaining in the then-current term of the LaBarre Agreement will vest immediately.

As payment to Mr. LaBarre for his services as a director, the Company will pay Mr. LaBarre annual cash compensation of $500 per year.

The foregoing summary is qualified in its entirety to the terms of the LaBarre Agreement itself, a copy of which is an exhibit to this Offering Circular.

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CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

______

Certain Relationships and Related Transactions

Except as disclosed below, for transactions with our executive officers and directors, please see the disclosure under “EXECUTIVE COMPENSATION” above.

B2 Management Group LLC

Our CEO and Chairman is the sole member of B2 Management Group, LLC (“B2MG”). During the year ended March 31, 2020, B2MG received $192,245 in advances from the Company. On September 27, 2019, the Company and B2MG entered into an agreement whereby B2MG agreed to return 7,500,000 shares of the Company’s common stock in exchange for the cancellation of $75,000 owed by B2MG to the Company. On December 22, 2019, the Company and B2MG entered into an agreement whereby B2MG agreed to return 21,954,800 shares of the Company’s common stock in exchange for the cancellation of $164,660 owed by B2MG to the Company.

Indemnification Agreements

We have entered into indemnification agreements with each of our directors, executive officers and other key employees. The indemnification agreements and our amended and restated By-Laws will require us to indemnify our directors to the fullest extent permitted by Delaware law.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the Securities Act), may be permitted to directors, executive officers or persons controlling us, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Review, Approval or Ratification of Transactions with Related Parties

We have adopted a related-party transactions policy under which our executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of any class of our Common Stock, and any members of the immediate family of any of the foregoing persons are not permitted to enter into a related-party transaction with us without the consent of our audit committee. If the related party is, or is associated with, a member of our audit committee, the transaction must be reviewed and approved by another independent body of our Board of Directors, such as our governance committee. Any request for us to enter into a transaction with a related party in which the amount involved exceeds $120,000 and such party would have a direct or indirect interest must first be presented to our audit committee for review, consideration and approval. If advance approval of a related-party transaction was not feasible or was not obtained, the related-party transaction must be submitted to the audit committee as soon as reasonably practicable, at which time the audit committee shall consider whether to ratify and continue, amend and ratify, or terminate or rescind such related-party transaction. All of the transactions described above were reviewed and considered by, and were entered into with the approval of, or ratification by, our Board of Directors.

During the last two full fiscal years and the current fiscal year or any currently proposed transaction, there are transactions involving the issuer, in which the amount involved exceeds the lesser of $120,000 or one percent of the average of the issuer’s total assets at year-end for its last three fiscal years, except compensation awarded to executives.

Disclosure of Conflicts of Interest

There are no conflicts of interest between the Company and any of its officers or directors.

Director Independence

We are not currently subject to listing requirements of any national securities exchange or inter-dealer quotation system which has requirements that a majority of the board of directors be “independent” and, as a result, we are not at this time required to have our Board of Directors comprised of a majority of “independent directors.” Although we have not have adopted the independence standards any national securities exchange to determine the independence of directors, the NYSE MKT LLC provides that a person will be considered an independent director if he or she is not an officer of the company and is, in the view of our board of directors, free of any relationship that would interfere with the exercise of independent judgment. Under this standard, our board of directors has determined that Messrs. Metz and Georgens would meet this standard, and therefore, would be considered to be independent.

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PRINCIPAL STOCKHOLDERS

______

The following table and footnotes thereto sets forth information regarding the number of shares of common stock beneficially owned by (i) each director and named executive officer of our company, (ii) each person known by us to be the beneficial owner of 5% or more of its issued and outstanding shares of common stock, and (iii) named executive officers, executive officers, and directors of the Company as a group. In calculating any percentage in the following table of common stock beneficially owned by one or more persons named therein, the following table assumes 707,413,262 shares of common stock and 2,000,000 shares of Series A Preferred Stock issued and outstanding. Unless otherwise further indicated in the following table, the footnotes thereto and/or elsewhere in this report, the persons and entities named in the following table have sole voting and sole investment power with respect to the shares set forth opposite the shareholder’s name, subject to community property laws, where applicable. Unless as otherwise indicated in the following table and/or the footnotes thereto, the address of our named executive officers and directors in the following table is: 4522 West Village Drive, Suite 215, Tampa, FL 33624.

Name and Address	Shares of Series A Preferred Stock Owned	Shares of Common Stock Owned	Amount and Nature of Beneficial Ownership(1)	Percentage of Votes Before Offering	Percentage of Votes Assuming all Shares are Sold
Greg P. Bell(2)	850,000	145,045,203	349,045,203	29.40%	21.32%
Paul D. H. LaBarre	850,000	64,191,494	268,191,494	22.59%	16.38%
Andrew Georgens	100,000	1,022,880	25,022,280	2.11%	1.53%
Hugh Darryl Metz	–	3,000,000	3,000,000	*	*
Total Officers and Directors	1,800,000	213,259,577	645,258,977	54.34%	39.41%
>5% Shareholders
B2 Management Group LLC(2) 4522 West Village Drive, Suite 215, Tampa, Florida 33624	–	145,045,200	145,045,200	12.21%	8.86%

*Less than 1%

(1)	Under Rule 13d-3 of the Exchange Act, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the number of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in the above table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding on the date of this Annual Report.

(2)	Includes 145,045,200 shares of Common Stock are owned by B2 Management Group LLC which is owned and controlled by Mr. Bell, the Company’s Chairman and Chief Executive Officer.

In addition to the Common Stock, the Company has authorized a total of 50,000,000 shares of preferred stock, currently designated as Series A Convertible Preferred Stock and Series B Convertible Preferred Stock (“Series B Preferred Stock”). 2,000,000 shares of Series A Preferred Stock are currently issued and outstanding. The Series A Preferred Stock votes with the Common Stock on all matters to be voted on by the common stock on an as-converted basis. On such matters, each holder of Series A Preferred Stock is entitled to 240 votes for each share of Series A Preferred Stock held by such shareholder.

Capitalization

Class of Stock	Par Value	Authorized	Outstanding as of November 10, 2020
Preferred Stock, Series A	0.00001	2,000,000	2,000,000
Preferred Stock, Series B	0.00001	40,000,000	0
Common Stock	0.00001	5,000,000,000	707,413,262

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DESCRIPTION OF SECURITIES

______

The Common Stock

We are authorized to issue 5,000,000,000 shares of Common Stock, $0.00001 par value. The holders of Common Stock are entitled to equal dividends and distributions, with respect to the Common Stock when, as, and if declared by the Board of Directors from funds legally available for such dividends. No holder of Common Stock has any preemptive right to subscribe for any of our stock nor are any shares subject to redemption. Upon our liquidation, dissolution or winding up, and after payment of creditors and any amounts payable to senior securities, the assets will be divided pro rata on a share-for-share basis among the holders of the shares of Common Stock. All shares of Common Stock now outstanding upon completion of this Offering and conversion of any Preferred Stock, are, and will be, fully paid, validly issued and non-assessable.

Holders of our Common Stock do not have cumulative voting rights, so that the holders of more than 50% of the shares voting for the election of directors will be able to elect 100% of the directors if they choose to do so, and in that event, the holders of the remaining shares will not be able to elect any members to the Board of Directors.

The Company has never paid any dividends to shareholders of our Common Stock. The declaration in the future of any cash or stock dividends will depend upon our capital requirements and financial position, general economic conditions, and other pertinent factors. We presently intend not to pay any cash or stock dividends in the foreseeable future. Management intends to reinvest earnings, if any, in the development and expansion of our business. No dividend may be paid on the Common Stock until all Preferred Stock dividends are paid in full.

Preferred Stock

We are authorized to issued 5,000,000,000 shares of preferred stock of the Corporation; par value $0.00001 per share.

Series A Convertible Preferred Stock

There are 2,000,000 shares of Series A Convertible Preferred Stock designated.

The Series A Preferred is senior to the Common Stock and any other series or class of the Company's Preferred Stock.

Liquidation Rights. In the event of any liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary, the holders of the Series A Preferred then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its shareholders, before any payment or declaration, and setting apart for payment of any amount shall be made in respect of any outstanding capital stock of the Company, an amount equal to Two Dollars and Forty Cents ($2.40) per share, plus the Redemption provision (as defined below). Then all of the assets of the Company available to be distributed shall be distributed ratably to the holders of the Series A Preferred and then to the holders of other outstanding shares of capital stock of the Company. If upon any liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary, the assets to be distributed to the holders of the Series A Preferred shall be insufficient to permit the payment to the holders thereof the full preferential amount as provided herein, then such available assets shall be distributed ratably to the holders of the Series A Preferred.

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None of the following events shall be treated as or deemed to be a liquidation hereunder: (1) A merger, consolidation or reorganization of the Company; (2) A sale or other transfer of all or substantially all of the Company's assets; (3) A sale of 50% or more of the Company's capital stock then issued and outstanding; (4) A purchase or redemption by the Company of stock of any class; or (5) Payment of a dividend or distribution from funds legally available therefor.

Voting Rights. On all matters to be voted on by the holders of Common Stock, the Holders of the Series A Preferred shall be entitled to 240 votes for each share of Series A Preferred held of record. On all such matters, the holders of Common Stock and the Holders of Series A Preferred shall vote together as a single class. If the Company effects a stock split which either increases or decreases the number of shares of Common Stock outstanding and entitled to vote, the voting rights of the Series A Preferred shall not be subject to adjustment unless specifically authorized Conversion. The Series A Preferred shall have the following conversion rights (the "Conversion Rights"):

Holder's Optional Right to Convert. Each share of Series A Preferred shall be convertible, at the option of the holder(s), on the Conversion Basis (as set forth below) in effect at the time of conversion. Such right to convert shall commence as of the Issue Date and shall continue thereafter for a period of years, such period ending on the fifth anniversary' of the Issue Date. In the event that the holder(s) of the Series A Preferred elect to convert such shares into Common Stock, the holder(s) shall have 60 days from the date of such notice in which they tender their shares of Series A Preferred to the Company.

Conversion Basis. Each share of Series A Preferred shall be convertible into 240 shares of the Company's Common Stock.

Mechanics of Conversion. Before any bolder of Series A Preferred shall be entitled to convert the same into shares of Common Stock, such holder shall (i) give written notice to the Company, at the office of the Company or of its transfer agent for the Common Stock or the Preferred Stock, that he elects to convert the same and shall state therein the number of shares of Series A Preferred being converted; and (ii) surrender the certificate or certificates therefor, duly endorsed. Thereupon the Company shall promptly issue and deliver to such holder of Series A Preferred a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled. The conversion shall be deemed to have been made and the resulting shares of Common Stock shall be deemed to have been issued immediately prior to the close of business on the date of such notice and tender of the shares of Series A Preferred.

Adjustments to the Conversion Basis. (1) Stock Splits and Combinations. Subject to the Protective Provisions (as defined below), if at any time after the Company first issues the Series A Preferred and while any of the shares of Series A Preferred remain outstanding, if the Company shall effect a subdivision or combination of the Common Stock, the Conversion Basis then in effect immediately before that subdivision or combination shall be proportionately adjusted. Any adjustment shall become effective at the close of business on the date the subdivision or combination becomes effective. (2) Reclassification. Exchange or Substitution. At any time after the Company first issues the Series A Preferred and while any of the shares of Series A Preferred remain outstanding, if the Common Stock issuable upon the conversion of the Series A Preferred shall be changed into the same or a different number of shares of any class or classes of stock, whether by capital reorganization, reclassification, or otherwise (other than a subdivision or combination of shares or stock dividend provided for above, or a reorganization, merger, consolidation, or sale of assets), then and in each such event the holder of each share of Series A Preferred shall have the right thereafter to convert such shares into the kind and amount of shares of stock and other securities and property receivable upon such reorganization, reclassification, or other change, by holders of the number of shares of Common Stock into which such shares of Series A Preferred might have been converted immediately prior to such reorganization, reclassification, or change, all subject to further adjustments as provided herein. (3) Reorganization. Mergers. Consolidations or Sales of Assets. At any time after the Company first issues the Series A Preferred and while any of such shares remain outstanding, if there shall be a capital reorganization of the Common Stock (other than a subdivision, combination, reclassification, or exchange of shares), or a merger or consolidation of the Company with or into another Company, or the sale of all or substantially all of the Company's assets to any other person, then as a part of such reorganization, merger, consolidation, or sale, provision shall be made so that the holders of the Series A Preferred thereafter shall be entitled to receive upon conversion of the Series A Preferred, the number of shares of stock or other securities or property of the Company, or of the successor Company resulting from such merger or consolidation or sale, to which a bolder of Series A Preferred deliverable upon conversion would have been entitled on such capital reorganization, merger, consolidation, or sale.

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Notices of Record Date. In the event of any reclassification or recapitalization of the capital stock of the Company, any merger or consolidation of the Company, or any transfer of all or substantially all of the assets of the Company to any other Company, entity, or person, or any voluntary or involuntary dissolution, liquidating, or winding up of the Company, the Company shall mail to each holder of Series A Preferred at least 30 days prior to the record date specified therein, a notice specifying the date on which any such reorganization, reclassification, transfer, consolidation, merger, dissolution, liquidation or winding up is expected to become effective, and the time, if any is to be fixed, as to when the holders of record of Common Stock (or other securities) shall be entitled to exchange their shares of Common Stock (or other securities) for securities or other property deliverable upon such reorganization, reclassification, transfer, consolidation, merger, dissolution, liquidation, or winding up.

Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Series A Preferred. In lieu of any fractional shares to which the holder would otherwise be entitled, the Company shall pay cash equal to the product of such fraction multiplied by the fair market value of one share of the Company's Common Stock on the date of conversion, as determined in good faith by the Company's directors.

Reservation of Stock Issuable Upon Conversion. At such time as the Company increases its authorized capital resulting in a sufficient number of shares of Common Stock becoming available for the conversion of the Series A Preferred the Company shall reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the Series A Preferred, a number of its shares of Common Stock as shall from time to time be sufficient to effectuate the conversion of all outstanding shares of Series A Preferred.

Protective Provisions. Notwithstanding anything contained herein to the contrary, so long any of the Series A Preferred shall be outstanding, the Company shall not without first obtaining the approval (by vote or written consent, as provided by law) of the holders of at least two-thirds of the total number of shares of Series A Preferred outstanding: (a) Alter or change the rights, preferences or privileges of the Series A Preferred by way of reverse stock lit, reclassification, merger consolidation or otherwise, so as to adversely affect in any manner the voting rights including number of votes presently allowed or the conversion basis by which the shares of Series A Preferred are presently converted into shares of Common Stock; (b) Increase the authorized number of Series A Preferred; (c) Create any new class of shares having preferences over or being on a parity with the Series A Preferred as to dividends or assets, unless the purpose of creation of such class is, and the proceeds to be derived from the sale and issuance thereof are to be used for, the retirement of all Series A Preferred then outstanding; (d) Repurchase any of the Company's Common Stock (e) Merge or consolidate with any other Company, except into or with a wholly-owned subsidiary of the Company with the requisite shareholder approval; (f) Sell, convey or otherwise dispose of, or create or incur any mortgage, lien, charge or encumbrance on or security interest in or pledge of, or sell and leaseback, all or substantially all of the property or business of the Company; or (g) Incur, assume or guarantee any indebtedness (other than such as may be represented by the obligation to pay rent under leases) maturing more than 18 months after the date on which it is incurred, assumed or guaranteed by the Company, except purchase money obligations, obligations assumed as part of the price of property purchased, or the extension, renewal or refunding of any thereof.

Redemption. Subject to the applicable provisions of Delaware law, the Company, at the option of its directors, may at any time or from time to time redeem the whole or any part of the outstanding Series A Preferred. Upon redemption the Company shall pay for each share redeemed $2.40 per share, payable in cash, plus a premium to compensate the original purchaser(s) for the investment risk and cost of capital equal to the greater of (a) $2.40 per share, or (b) an amount per shares equal to 50% of the market capitalization of the Company on the date of notice of such redemption divided by 2,000,000 (the "Redemption Premium"), the redemption amount and the Redemption Premium hereinafter being referred to as the "Redemption Price." Such redemption shall be on an all-or-nothing basis.

At least 30 days previous notice by mail, postage prepaid, shall be given to the holders of record of the Series A Preferred to be redeemed, such notice to be addressed to each such shareholder at the address of such holder appearing on the books of the Company or given to such holder to the Company for the purpose of notice, or if no such address appears or is given, at the place where the principal office of the Company is located. Such notice shall state the date fixed for redemption and the redemption price and shall call upon the holder to surrender to the Company on said date at the place designated in the notice such holder's certificate or certificates representing the shares to be redeemed. On or after the date fixed for redemption and stated in such notice, each holder of Series A Preferred called for redemption shall surrender the certificate evidencing such shares to the Company at the place designated in such notice and shall thereupon be entitled to receive payment of the redemption price. If less than all the shares represented by any such surrendered certificate are redeemed, a new certificate shall be issued representing the unredeemed shares. If such notice of redemption shall have been duly given, and if on the date fixed for redemption funds necessary for the redemption shall be available therefore, notwithstanding that the certificates evidencing any Series A Preferred called for redemption shall not have been surrendered, the dividends, if any, with respect to the shares so called for redemption shall forthwith after such date cease and desist and determine, except only the right of the holders to receive the redemption price without interest upon surrender of their certificates therefore.

45

If, on or prior to any date fixed for redemption or Series A Preferred, the Company deposits, with any bank or trust company as trust fund, the number of shares of Common Stock of a sum sufficient to redeem, on the date fixed for redemption thereof, the shares called for redemption, with irrevocable instructions and authority to the bank or trust company to give the notice of redemption thereof (or to complete the giving of such notice if theretofore commenced and to pay, or deliver, on or after the date fixed for redemption or prior thereto, the redemption price of the shares to their respective holders upon the surrender of their share certificates, then from and after the date of the deposit (although prior to the date fixed for redemption), the shares so called shall be redeemed and any dividends on those shares shall cease to accrue after the date fixed for redemption. The deposit shall constitute full payment of the shares to their holders and from and after the date of the deposit the shares shall no longer be outstanding and the holders thereof shall cease to be shareholders with respect to such shares, and shall have no rights with respect thereto except the right to receive from the bank or trust company payment of the redemption price of the shares without interest, upon the surrender of their certificates therefore. Any interest accrued on any funds so deposited shall be the property of, ari4 paid to, the Company. If the holders of Series A Preferred so called for redemption shall. not, at the end of six years from the date fixed for redemption thereof, have claimed any funds so deposited, such bank or trust company shall thereupon pay over to the Company such unclaimed funds, and such bank or trust company shall thereafter be relieved of all responsibility in respect thereof to such holders and such holders shall look only to the Company for payment of the redemption price.

Reissuance. No share or shares of Series A Preferred acquired by the Company by reason of conversion or otherwise shall be reissued as Series A Preferred, and all such shares thereafter shall be returned to the status of undesignated and unissued shares of Preferred Stock of the Company.

Status of Reacquired Stock. Shares of Series A Preferred which have been issued and reacquired in any manner shall, upon compliance with any applicable provisions of Delaware law, have the status of authorized and unissued shares of Preferred Stock may be redesignated and reissued in any series or class.

Series B Convertible Preferred Stock

There are 40,000,000 shares of Series B Convertible Preferred Stock designated.

Voting. Liquidation. Dividends, and Redemption. Each outstanding share of Series B Convertible Preferred Stock shall have no voting rights on matters submitted to the common stockholders of the Corporation. The shares of Series B Convertible Preferred Stock shall (i) not have a Liquidation preference; (ii) not accrue, earn, or participate in any dividends; and (iii) not be subject to redemption by the Corporation.

Conversion. 12 months following the original issuance date, but not before, each outstanding share of Series B Convertible Preferred Stock may be converted, at the option of the owner, into five shares of the Company’s common stock.

46

DIVIDEND POLICY

______

We have never declared or paid cash dividends on our capital stock. We currently intend to retain any future earnings for use in the operation of our business and do not intend to declare or pay any cash dividends in the foreseeable future. Any further determination to pay dividends on our capital stock will be at the discretion of our Board of Directors, subject to applicable laws, and will depend on our financial condition, results of operations, capital requirements, general business conditions, and other factors that our Board of Directors considers relevant.

SECURITIES OFFERED

______

Current Offering

B2Digital, Incorporated (“B2Digital, Incorporated,” “We,” or the “Company”) is offering up to 450,000,000 total shares of Common Stock, $0.00001 par value (the “Common Stock” or collectively the “Securities”).

The Common Stock

We are authorized to issue 5,000,000,000 shares of Common Stock, $0.00001 par value. The holders of Common Stock are entitled to equal dividends and distributions, with respect to the Common Stock when, as, and if declared by the Board of Directors from funds legally available for such dividends. No holder of Common Stock has any preemptive right to subscribe for any of our stock nor are any shares subject to redemption. Upon our liquidation, dissolution or winding up, and after payment of creditors and senior securities, the assets will be divided pro rata on a share-for-share basis among the holders of the shares of Common Stock. All shares of Common Stock now outstanding upon completion of this Offering are, and will be, fully paid, validly issued and non-assessable.

Holders of our Common Stock do not have cumulative voting rights, so that the holders of more than 50% of the shares voting for the election of directors will be able to elect 100% of the directors if they choose to do so. In that event, the holders of the remaining shares will not be able to elect any members to the Board of Directors.

Transfer Agent

Our transfer agent is Signature Stock Transfer, Inc., 14673 Midway Road, Suite #220, Addison, Texas 75001, (972) 612-4120, www.signaturestocktransfer.com. The transfer agent is registered under the Exchange Act and operates under the regulatory authority of the SEC and FINRA.

47

SHARES ELIGIBLE FOR FUTURE SALE

_____

Prior to this Offering, there has been a limited market for our Common Stock. Future sales of substantial amounts of our Common Stock, or securities or instruments convertible into our Common Stock, in the public market, or the perception that such sales may occur, could adversely affect the market price of our Common Stock prevailing from time to time. Furthermore, because there will be limits on the number of shares available for resale shortly after this Offering due to contractual and legal restrictions described below, there may be resales of substantial amounts of our Common Stock in the public market after those restrictions lapse. This could adversely affect the market price of our Common Stock prevailing at that time.

LEGAL MATTERS

_____

Certain legal matters with respect to the shares of common stock offered hereby will be reviewed by Business Legal Advisors, LLC of Utah.

EXPERTS

______

The financial statements of the Company appearing elsewhere in this Offering Circular have been included herein in reliance upon the report, which includes an explanatory paragraph as to the Company's ability to continue as a going concern, of Assurance Dimensions and Accell Audit & Compliance, PC, each independent certified public accounting firms, appearing elsewhere herein, and upon the authority of each firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

______

We have filed with the SEC a Regulation A Offering Statement on Form 1-A under the Securities Act with respect to the shares of common stock offered hereby. This Offering Circular, which constitutes a part of the Offering Statement, does not contain all of the information set forth in the Offering Statement or the exhibits and schedules filed therewith. For further information about us and the common stock offered hereby, we refer you to the Offering Statement and the exhibits and schedules filed therewith. Statements contained in this Offering Circular regarding the contents of any contract or other document that is filed as an exhibit to the Offering Statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the Offering Statement. Upon the completion of this Offering, we will be required to file periodic reports, proxy statements, and other information with the SEC pursuant to the Securities Exchange Act of 1934. You may read and copy this information at the SEC's Public Reference Room, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, including us, that file electronically with the SEC. The address of this site is www.sec.gov.

48

F-1

B2Digital, Incorporated

Consolidated Balance Sheets

	As of September 30, 2020	As of March 31, 2020
Assets
Current assets
Cash and cash equivalents	$61,571	$46,729
Inventory	1,445	7,256
Deposits and prepaid expenses	5,445	3,120
Total current assets	68,461	57,105

Property and equipment, net of accumulated depreciation	428,168	351,393
Intangible assets, net of accumulated amortization	181,353	196,951
Goodwill	172,254	172,254
Total Assets	$850,236	$777,703

Liabilities & Stockholders' Deficit
Current liabilities
Accounts payable & accrued liabilities	$162,309	$131,700
Deferred revenue	40,588	13,992
Note payable- current maturity	122,800	34,162
Note payable- in default	14,000	–
Payable due for business acquisitions	–	15,000
Convertible notes payable	726,953	598,150
Derivative liabilities	599,454	58,790
Due to shareholder	241	711
Total current liabilities	1,666,345	852,505

Note payable- long-term	115,327	136,565

Total Liabilities	1,781,672	989,070

Commitments and contingencies (Note 13)

Stockholders' Deficit
Preferred stock, 50,000,000 shares authorized, 40,000,000 shares of Series B designated and none outstanding; 2,000,000 shares of Series A, convertible into 240 shares of common stock issued and outstanding at September 30, 2020 and March 31, 2020, respectively; 8,000,000 shares are undesignated	20	20
Common stock, $0.00001 par value; 5,000,000,000 shares authorized; 658,957,259 and 539,267,304 shares issued and outstanding at September 30, 2020 and March 31, 2020, respectively	6,590	5,394
Additional paid in capital	4,643,791	3,600,197
Accumulated deficit	(5,581,837)	(3,816,978)
Total Stockholders' Deficit	(931,436)	(211,367)
Total Liabilities and Stockholders' Deficit	$850,236	$777,703

See accompanying notes to the unaudited consolidated financial statements.

F-2

B2Digital, Incorporated

Consolidated Statements of Operations (Unaudited)

	For the three months ended		For the six months ended
	September 30,	September 30,	September 30,	September 30,
	2020	2019	2020	2019
Revenue:
Live event revenue	$30,318	$96,275	$30,377	$181,911
Gym revenue	105,609	–	165,571	–
Total revenue	135,927	96,275	195,948	181,911

Cost of sales	47,907	73,588	49,219	135,540

Gross profit	88,020	22,687	146,729	46,371

General and administrative corporate expenses
General & administrative expenses	675,129	349,297	839,917	859,810
Depreciation and amortization expense	33,883	6,741	66,855	10,053
Total general and administrative corporate expenses	709,012	356,038	906,772	869,863

Loss from continuing operations	(620,992)	(333,351)	(760,043)	(823,492)

Other income (expense):
Gain on forgiveness of loan	5,040	–	10,080	–
Grant income	–	–	2,000	–
Loss on settlement of debt	–	–	(18,281)	–
Loss on forgiveness of notes receivable	–	(27,000)	–	(27,000)
Loss on modification of debt	–	(50,756)	–	(50,756)
Loss on extinguishment of debt	(64,194)	–	(64,194)	–
Change in fair value of derivatives	(511,975)	–	(787,407)	–
Interest expense	(77,232)	(2,308)	(147,014)	(3,679)
Total other income (expense)	(648,361)	(80,064)	(1,004,816)	(81,435)

Net loss	$(1,269,353)	$(413,415)	$(1,764,859)	$(904,927)

Basic and diluted earnings per share on net loss	$(0.00)	$(0.00)	$(0.00)	$(0.00)

Weighted average shares outstanding	597,871,392	528,339,793	574,198,491	471,101,799

See accompanying notes to the unaudited consolidated financial statements.

F-3

B2Digital, Incorporated

Consolidated Statement of Changes in Stockholders' Deficit

For the Three and Six Months Ended September 30, 2020 (Unaudited)

	Preferred Stock		Common Stock		Additional Paid in	Accumulated
	Shares	Amount	Shares	Amount	Capital	Deficit	Total
Balance March 31, 2020	2,000,000	20	539,267,304	$5,394	$3,600,197	$(3,816,978)	$(211,367)

Issuance of common stock for services	–	–	4,000,000	40	14,360	–	14,400

Conversion of notes payable	–	–	16,292,915	163	55,459	–	55,622

Net loss	–	–	–	–	–	(495,506)	(495,506)

Balance June 30, 2020	2,000,000	20	559,560,219	5,597	3,670,016	(4,312,484)	(636,851)

Sale of common stock	–	–	62,000,002	620	464,380	–	465,000

Issuance of common stock for services	–	–	11,733,333	117	74,816	–	74,933

Conversion of notes payable	–	–	25,663,705	256	434,579	–	434,835

Net loss	–	–	–	–	–	(1,269,353)	(1,269,353)

Balance September 30, 2020	2,000,000	20	658,957,259	$6,590	$4,643,791	$(5,581,837)	$(931,436)

See accompanying notes to the unaudited consolidated financial statements.

F-4

B2 Digital, Incorporated

Consolidated Statement of Changes in Stockholders' Equity

For the Three and Six Months Ended September 30, 2019 (Unaudited)

	Preferred Stock		Common Stock		Additional Paid in	Accumulated
	Shares	Amount	Shares	Amount	Capital	Deficit	Total
Balance March 31, 2019	2,000,000	20	377,620,110	$3,776	2,624,573	(2,479,631)	$148,738

Sale of common stock	–	–	13,281,250	133	84,867	–	85,000

Issuance of common stock for services	–	–	71,000,000	710	453,690	–	454,400

Issuance of common stock as part of business combination	–	–	14,000,000	140	89,460	–	89,600

Net Loss	–	–	–	–	–	(491,512)	(491,512)

Balance June 30, 2019	2,000,000	20	475,901,360	4,759	3,252,590	(2,971,143)	286,226

Sale of common stock	–	–	49,218,750	492	314,508	–	315,000

Issuance of common stock for services	–	–	36,500,000	365	233,235	–	233,600

Issuance of common stock as part of business combination	–	–	9,000,000	90	57,510	–	57,600

Cancellation of outstanding shares in exchange cancellation of notes receivable - related party	–	–	(7,500,000)	(75)	(47,925)	–	(48,000)

Loss from modification of debt	–	–	–	–	50,756	–	50,756

Net loss	–	–	–	–	–	(413,415)	(413,415)

Balance September 30, 2019	2,000,000	20	563,120,110	$5,631	3,860,674	(3,384,558)	$481,767

See accompanying notes to the unaudited consolidated financial statements.

F-5

B2Digital, Incorporated

Consolidated Statements of Cash Flows (Unaudited)

	For the six months ended
	September 30,	September 30,
	2020	2019

Cash Flows from Operating Activities
Net Loss	$(1,764,859)	$(904,927)

Adjustments to reconcile net loss to net cash used by operating activities:
Stock compensation	89,333	688,000
Depreciation and amortization expense	66,855	10,053
Loss on forgiveness of notes receivable	–	27,000
Loss on settlement of debt	18,281	–
Loss on extinguishment of debt	64,194	50,756
Gain on settlement of debt	(10,080)	–
Grant income	(2,000)	–
Amortization of debt discount	103,266	–
Changes in fair value of compound embedded derivative	787,407	–
Changes in operating assets & liabilities
Prepaid expenses	(2,325)	(19,329)
Inventory	5,811	–
Accounts payable and accrued liabilities	42,581	(36,495)
Deferred revenue	26,597	–
Net cash used by operating activities	(574,939)	(184,942)

Cash Flows from Investing Activities
Payments to related parties	(470)	(174,245)
Capital expenditures	(128,031)	(31,985)
Net cash used by investing activities	(128,501)	(206,230)

Cash Flows from Financing Activities
Proceeds from notes payable	122,766	–
Proceeds from convertible notes payable	150,000	–
Repayments related to payable due for business combinations	(15,000)	–
Payment to note payable	(4,484)	–
Issuance of common stock	465,000	400,000
Net cash provided by financing activities	718,282	400,000

Increase in Cash	14,842	8,828

Cash at beginning of period	46,729	27,579

Cash (and equivalents) at end of period	$61,571	$36,407

Supplemental Cash Flow Information
Cash paid for interest	$599	$–
Cash paid for income taxes	$–	$–

Non-cash investing and financing activities:
Conversion of note payable to equity	$490,457	$59,400

See accompanying notes to the unaudited consolidated financial statements.

F-6

B2DIGITAL, INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2020

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

In February 2017, the Board of Directors of B2Digital, Incorporated ("B2Digital" or the "Company") approved a complete restructuring, new management team and strategic direction for the Company. Capitalizing on its history in television, video and technology, the Company is now forging ahead and becoming a full-service live event sports company.

B2Digital's first strategy is to build an integrated live event Minor League for the Mixed Martial Arts (MMA) marketplace. B2Digital will be creating and developing Minor League champions that will move on to the MMA Major Leagues from the B2 Fighting Series (B2FS). This will be accomplished by sponsoring operating live events, acquiring existing MMA promotions and then inviting those champions to the B2FS Regional and National Championship Series. B2Digital will own all media and merchandising rights and digital distribution networks for the B2FS.

2017 marked the kickoff of the B2FS by sponsoring and acquiring MMA regional promotion companies for the development of the B2FS. The second strategy is that the Company plans to add additional sports, leagues, tournaments and special events to its live event business model. This will enable B2Digital to capitalize on their core technologies and business models that will be key to broadening the revenue base of the Company's live event core business. B2Digital will also be developing and expanding the B2Digital live event systems and technologies. These include systems for event management, digital ticketing sales, digital video distribution, digital marketing, Pay-Per View (PPV), fighter management, merchandise sales, brand management and financial control systems.

Basis of Presentation and Consolidation

The Company has seven wholly-owned subsidiaries. Hardrock Promotions LLC which owns Hardrock MMA in Kentucky, Colosseum Combat LLC which owns Colosseum Combat MMA in Indiana, United Combat League MMA LLC, Pinnacle Combat LLC, Strike Hard Productions, LLC, ONE More Gym, and B2 Productions LLC.

The consolidated financial statements, which include the accounts of the Company and its seven wholly-owned subsidiaries, are prepared in conformity with generally accepted accounting principles in the United States of America (“U.S. GAAP”). All significant intercompany balances and transactions have been eliminated. The consolidated financial statements, which include the accounts of the Company and its seven wholly-owned subsidiaries, and related disclosures have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). The Financial Statements have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and presented in US dollars. The fiscal year end is March 31.

NOTE 2 - ACCOUNTING POLICIES

The significant accounting policies of the Company are as follows:

Basis of Accounting

The interim consolidated financial statements are condensed and should be read in conjunction with the Company’s latest annual financial statements; interim disclosures generally do not repeat those in the annual statements. The interim unaudited consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

F-7

B2Digital, Incorporated

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2020

In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments of a normal recurring nature that are necessary for a fair presentation of the results for the interim periods presented. Interim results are not necessarily indicative of results for a full year.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. The most significant assumptions and estimates relate to the valuation of derivative liabilities and the valuation of assets and liabilities acquired through business combinations. Actual results could differ from these estimates and assumptions.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company maintains deposits primarily in four financial institutions, which may at times exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation ("FDIC"). The Company has not experienced any losses related to amounts in excess of FDIC limits or $250,000. The Company did not have any cash in excess of FDIC limits at September 30, 2020 and 2019, respectively.

Fair Value of Financial Instruments

The Company’s financial instruments consist primarily of accounts payable and accrued liabilities. The carrying amounts of such financial instruments approximate their respective estimated fair value due to the short-term maturities and approximate market interest rates of these instruments. The three levels of valuation hierarchy are defined as follows:

Level 1 inputs to the valuation methodology are quoted prices for identical assets or liabilities in active markets.

Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Company analyzes all financial instruments with features of both liabilities and equity under ASC 480, Distinguishing Liabilities from Equity, and ASC 815.

Property and Equipment

Property and equipment are carried at cost. Depreciation is provided on the straight-line method over the assets’ estimated service lives. Expenditures for maintenance and repairs are charged to expense in the period in which they are incurred, and betterments are capitalized. The cost of assets sold or abandoned and the related accumulated depreciation are eliminated from the accounts and any gains or losses are reflected in the accompanying consolidated statement of operations of the respective period. The estimated useful lives range from 3 to 7 years.

Goodwill

Goodwill represents the cost in excess of the fair value of net assets acquired in business combinations. The Company tests goodwill for impairment on an annual basis and when events or changes in circumstances indicate that the carrying amount may not be recoverable. Goodwill is deemed to be impaired if the carrying amount of goodwill exceeds its estimated fair value. As of September 30, 2020, there were no charges to goodwill impairment.

Other income

During the six months ended September 30, 2020, the Company received $2,000 in grant income due to COVID-19 relief. The Company has recorded this grant income under other income in the Statement of Operations.

F-8

B2Digital, Incorporated

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2020

Revenue Recognition

Revenue is recognized when a customer obtains control of promised goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The amount of revenue that is recorded reflects the consideration that the Company expects to receive in exchange for those goods. The Company applies the following five-step model in order to determine this amount: (i) identification of the promised goods in the contract; (ii) determination of whether the promised goods are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation.

The Company only applies the five-step model to contracts when it is probable that the entity will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. Once a contract is determined to be within the scope of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 606 at contract inception, the Company reviews the contract to determine which performance obligations the Company must deliver and which of these performance obligations are distinct. The Company recognizes as revenues the amount of the transaction price that is allocated to the respective performance obligation when the performance obligation is satisfied or as it is satisfied. The majority of revenues are received from ticket and beverage sales before and during the live events. Sponsorship revenue is also recognized when the live event takes place. Any revenue received for events that have yet to take place are recorded in deferred revenue.

Income Taxes

The Company follows Section 740-10-30 of the FASB ASC, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements or tax returns. Under this method, deferred tax assets and liabilities are based on the differences between the consolidated financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the fiscal year in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance to the extent management concludes it is more likely than not that the assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the fiscal years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated Statements of Operations in the period that includes the enactment date. Through September 30, 2020, the Company has an expected loss. Due to uncertainty of realization for these losses, a full valuation allowance is recorded. Accordingly, no provision has been made for federal income taxes in the accompanying consolidated financial statements.

F-9

B2Digital, Incorporated

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2020

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk are cash, accounts receivable and other receivables arising from its normal business activities. The Company places its cash in what it believes to be credit-worthy financial institutions. The Company controls credit risk related to accounts receivable through credit approvals, credit limits and monitoring procedures. The Company routinely assesses the financial strength of its customers and, based upon factors surrounding the credit risk, establishes an allowance, if required, for uncollectible accounts and, as a consequence, believes that its accounts receivable credit risk exposure beyond such allowance is limited. In addition, Receivables that are factored through the Company's Receivable finance facility are guaranteed by the finance company that further mitigates Credit Risk.

Impairment of Long-Lived Assets

In accordance with ASC 360-10, the Company, on a regular basis, reviews the carrying amount of long-lived assets for the existence of facts or circumstances, both internally and externally, that suggest impairment. The Company determines if the carrying amount of a long-lived asset is impaired based on anticipated undiscounted cash flows, before interest, from the use of the asset. In the event of impairment, a loss is recognized based on the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined based on appraised value of the assets or the anticipated cash flows from the use of the asset, discounted at a rate commensurate with the risk involved. There were no impairment charges recorded during the six months ended September 30, 2020 and 2019.

Inventory

Inventories are valued at the lower of cost (determined on a weighted average basis) or market. Management compares the cost of inventories with the market value and allowance is made to write down inventories to market value, if lower. As of September 30, 2020 and March 31, 2020, the Company had outstanding balances of finished goods inventory of $1,445 and $7,256, respectively.

Earnings Per Share (EPS)

The Company utilize FASB ASC 260, Earnings per Share. Basic earnings (loss) per share is computed by dividing earnings (loss) available to common stockholders by the weighted-average number of common shares outstanding. Diluted earnings (loss) per share is computed similar to basic earnings (loss) per share except that the denominator is increased to include additional common shares available upon exercise of stock options and warrants using the treasury stock method, except for periods of operating loss for which no common share equivalents are included because their effect would be anti-dilutive. As of September 30, 2020, the convertible notes are indexed to 183,301,670 shares of common stock.

The following table sets for the computation of basic and diluted earnings per share the six months ended September 30, 2020 and 2019:

	September 30, 2020	September 30, 2019
Basic and diluted
Net loss	$(1,764,859)	$(904,927)

Net loss per share
Basic	$(0.00)	$(0.00)
Diluted	$(0.00)	$(0.00)

Weighted average number of shares outstanding:
Basic & diluted	574,198,491	471,101,799

F-10

B2Digital, Incorporated

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2020

Stock Based Compensation

The Company records stock-based compensation in accordance with the provisions of FASB ASC Topic 718, Accounting for Stock Compensation, which establishes accounting standards for transactions in which an entity exchanges its equity instruments for goods or services. In accordance with guidance provided under ASC.

Topic 718, the Company recognizes an expense for the fair value of its stock awards at the time of grant and the fair value of its outstanding stock options as they vest, whether held by employees or others. As of September 30, 2020, there were no options outstanding.

On June 20, 2018, the FASB issued ASU 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting. ASU 2018-07 is intended to reduce cost and complexity and to improve financial reporting for share-based payments to nonemployees (for example, service providers, external legal counsel, suppliers, etc.). Under the new standard, companies will no longer be required to value non-employee awards differently from employee awards. Meaning that companies will value all equity classified awards at their grant-date under ASC 718 and forgo revaluing the award after this date. The Company adopted ASU 2018-07 on April 1, 2019. The adoption of this standard did not have a material impact on the consolidated financial statements.

Recently Adopted Accounting Pronouncements

In January 2017, the FASB issued ASU No. 2017-04, Intangibles and Other (Topic 350): Simplifying the Test for Goodwill Impairment, which eliminates the requirement to calculate the implied fair value of goodwill, but rather requires an entity to record an impairment charge based on the excess of a reporting unit’s carrying value over its fair value. This amendment is effective for annual or interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted. We do not expect the adoption of this ASU to have a material effect on our consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurements (Topic 820): Disclosure Framework Changes to the Disclosure Requirements for Fair Value Measurement. The amendments in this update modify the disclosure requirements on fair value measurements in Topic 820. The ASU is effective for the Registrants for fiscal years beginning after December 15, 2019, and interim periods therein. Early adoption is permitted. The Company is currently assessing the impact of this standard on their Financial Statements.

In September 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments (Topic 326), which replaces the incurred-loss impairment methodology and requires immediate recognition of estimated credit losses expected to occur for most financial assets, including trade receivables. Credit losses on available-for-sale debt securities with unrealized losses will be recognized as allowances for credit losses limited to the amount by which fair value is below amortized cost. ASU 2016-13 is effective for the Company beginning January 1, 2020 and early adoption is permitted. The Company does not believe the potential impact of the new guidance and related codification improvements will be material to its financial position, results of operations and cash flows.

The Company has implemented all new accounting pronouncements that are in effect. These pronouncements did not have any material impact on the consolidated financial statements unless otherwise disclosed, and the Company does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

F-11

B2Digital, Incorporated

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2020

NOTE 3 – GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis. For the six months ended September 30, 2020, the Company had a net loss of $1,764,859, had net cash used in operating activities of $574,939, had negative working capital of $1,597,844, accumulated deficit of $5,581,837 and stockholders’ deficit of $931,436. These matters raise substantial doubt about the Company’s ability to continue as a going concern for a period of one year from the date of this filing. The Company’s ability to continue as a going concern is dependent upon its ability to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due, to fund possible future acquisitions, and to generate profitable operations in the future. Management plans to provide for the Company’s capital requirements by continuing to issue additional equity and debt securities. The outcome of these matters cannot be predicted at this time and there are no assurances that, if achieved, the Company will have sufficient funds to execute its business plan or generate positive operating results. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 4 – REVENUE

The Company recognizes as revenues the amount of the transaction price that is allocated to the respective performance obligation when the performance obligation is satisfied or as it is satisfied. Live event revenue primarily includes ticket and beverage sales before and during the live events. Sponsorship revenue is also recognized when the live event takes place. Any revenue received for events that have yet to take place are recorded in deferred revenue. Gym revenue comprises primarily of membership dues and subscription. Other gym revenue includes personal training, group fitness and meal planning.

Information about the Company’s net sales by revenue type for the six months ended September 30, 2020 and 2019 are as follows:

	For the six months ended
	September 30,	September 30,
	2020 (Unaudited)	2019 (Unaudited)
Live events	$30,377	$181,911
Gym revenue	165,571	–
Net sales	$195,948	$181,911

	For the three months ended
	September 30,	September 30,
	2020 (Unaudited)	2019 (Unaudited)
Live events	$30,318	$96,275
Gym revenue	105,609	–
Net sales	$135,927	$96,275

F-12

B2Digital, Incorporated

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2020

NOTE 5 – PROPERTY AND EQUIPMENT

Property and equipment, net, consisted of the following at September 30, 2020 and March 31, 2020:

	As of	As of
	September 30, 2020	March 31, 2020

Gym equipment	$170,500	$163,147
Cages	124,025	124,025
Event assets	93,121	61,319
Furniture and fixtures	2,500	0
Production equipment	30,697	30,697
Electronics hardware and software	31,254	11,845
Trucks trailers and vehicles	65,592	11,210
	517,689	402,243
Less: accumulated depreciation	(89,521)	(50,850)
	$428,168	$351,393

Depreciation expense related to these assets for the six months ended September 30, 2020 and 2019 amounted to $38,672 and $10,053, respectively.

NOTE 6 – INTANGIBLE ASSETS

Intangible assets, net, consisted of the following at September 30, 2020:

	As of	As of
	September 30, 2020	March 31, 2020

Licenses	$142,248	$142,248
Software/website development	12,585	–
Customer relationships	83,000	83,000
	237,833	225,248
Less: accumulated amortization	(56,480)	(28,297)
	$181,353	$196,951

Licenses are amortized over five years, whereas customer relationships and software/website development are amortized over three years. Amortization expense related to these assets for the six months ended September 30, 2020 and 2019 amounted to $28,183 and $0, respectively.

F-13

B2Digital, Incorporated

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2020

Estimated amortization expense for each of the next five years:

Fiscal year ended March 31, 2021	$30,156
Fiscal year ended March 31, 2022	60,311
Fiscal year ended March 31, 2023	53,395
Fiscal year ended March 31, 2024	30,422
Fiscal year ended March 31, 2025	7,069
Total	$181,353

NOTE 7 – BUSINESS ACQUISITIONS

United Combat League, UCL MMA LLC

Effective May 1, 2019, the Company completed its previously announced acquisition of 100% of the equity interest in United Combat League, LLC (“UCL”), in an effort to execute its strategy of developing and building a Premier Development League for the Mixed Martial Arts (“MMA”) marketplace. The purchase price was $20,000 in cash and 6,000,000 shares of Restricted Common Stock issuable to Michael Davis, the seller of the equity interest in the acquisition. The Company is required to pay the cash consideration in three payments as follows: (i) $10,000 on or before 10 calendar days after the execution date of the agreement, (ii) $5,000 on or before 45 calendar days after the execution date of the agreement, and (iii) $5,000 on or before 90 calendar days after the execution date of the agreement. As of September 30, 2020, the $10,000 cash consideration has been paid in full.

The Company analyzed the acquisition under applicable guidance and determined that the acquisition should be accounted for as a business combination. The value of the consideration was $59,000 of which $20,000 was in cash and $39,000 as the fair value of the 6,000,000 shares of common stock. The Company assigned a fair value of $59,000 to the intangible assets – licenses. The intangible assets - licenses are being amortized over their estimated life, currently expected to be five years.

Pinnacle Combat LLC- Acquisition

On July 15, 2019, to be effective June 29, 2019, the Company completed an acquisition of 100% of the equity interest in Pinnacle Combat LLC of Iowa (“Pinnacle”), in an effort to execute its strategy of developing and building a Premier Development League for the MMA marketplace. The purchase price was $20,000 in cash and 8,000,000 shares of Restricted Common Stock, 5,000,000 to be issued to Harry Maglaris and 3,000,000 to be issued to Ken Rigdon, collectively the sellers of the equity interest in the acquisition. The Company is required to pay the cash consideration in three payments as follows: (i) $10,000 on or before 10 calendar days after the execution date of the agreement, (ii) $5,000 on or before 45 calendar days after the execution date of the agreement, and (iii) $5,000 on or before 90 calendar days after the execution date of the agreement. As of September 30, 2020, the $10,000 cash consideration has been paid in full.

The Company analyzed the acquisition under applicable guidance and determined that the acquisition should be accounted for as a business combination. The value of the consideration was $82,400 of which $20,000 was in cash and $62,400 as the fair value of the 8,000,000 shares of common stock. The fair value of the next identifiable assets which consisted of property and equipment amounted to $73,380. The fair value of the liability assumed which consisted of a credit card liability amounted to $25,028. The Company assigned a fair value of $34,048 in intangible assets – licenses. The intangible assets - licenses are being amortized over their estimated life, currently expected to be five years.

F-14

B2Digital, Incorporated

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2020

Strike Hard Productions LLC- Acquisition

On September 1, 2019, the Company completed an acquisition of 100% of the equity interest in Strike Hard Productions LLC, a fighting promotion business, in an effort to execute its strategy of developing and building a Premier Development League for the MMA marketplace. The purchase price was $20,000 in cash and 9,000,000 shares of Restricted Common Stock, 3,000,000 Restricted Shares issued to be issued to David Elder, 3,000,000 Restricted Common Shares to be issued to James Sullivan and 3,000,000 Restricted Common Shares to be issued to Matt Leavell, collectively the sellers of the equity interest in the acquisition. The Company is required to pay the cash consideration in three payments as follows: (i) $10,000 on or before 10 calendar days after the execution date of the agreement, (ii) $5,000 on or before 45 calendar days after the execution date of the agreement, and (iii) $5,000 on or before 90 calendar days after the execution date of the agreement. As of September 30, 2020, the $10,000 cash consideration has been paid in full.

The Company analyzed the acquisition under applicable guidance and determined that the acquisition should be accounted for as a business combination. The value of the consideration was $82,400 of which $20,000 was in cash and $62,400 as the fair value of the 9,000,000 shares of common stock. The fair value of the next identifiable assets which consisted of property and equipment amounted to $23,000. The Company assigned a fair value of $49,200 in intangible assets – licenses. The intangible assets - licenses are being amortized over their estimated life, currently expected to be five years.

One More Gym LLC

On January 6, 2020, the Company completed an acquisition of 100% of the equity interest in One More Gym LLC (“1MG”), a gym. The purchase price was $30,000 in cash and 6,000,000 shares of Restricted Common Stock (valued at $31,800 or $0.0053 per share), 6,000,000 shares to be issued to BHC Management LLC, the seller of the equity interest in the acquisition. As of September 30, 2020, the Company owes $10,000 in cash consideration to BHC Management.

The Company analyzed the acquisition under applicable guidance and determined that the acquisition should be accounted for as a business combination. The value of the consideration was $61,800 of which $20,000 was in cash and $31,800 as the fair value of the 6,000,000 shares of common stock. The fair value of the next identifiable assets which consisted of cash of $2,392 and property and equipment of $159,703, amounted to $162,095. The Company assigned a fair value of $83,000 in intangible assets – customer relationships. The intangible assets – customer relationships are being amortized over their estimated life, currently expected to be three years. The Company recorded a gain on bargain purchase of $52,583.

F-15

B2Digital, Incorporated

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2020

NOTE 8 - NOTES PAYABLE

The following is a summary of notes payable as of September 30, 2020 and March 31, 2020:

	As of	As of
	September 30,	March 31,
	2020	2020
Notes payable - current maturity:
Emry Capital $14,000, 4% loan with principal and interest due April, 2020	$–	$14,000
Note Payable PPP SBA Loan	15,600	–
SBA EIDL Loan	10,000	–
SBA Loan Payable B2 Digital	97,200	–
Notes payable – in default:
Emry Capital $14,000, 4% loan with principal and interest due April, 2020	14,000	–
Notes payable – long term:
WLES LP LLC $60,000, 5% loan due January 15, 2022	30,000	60,000
Brian Cox 401K	17,486	21,970
SBA Loan (One More Gym, LLC)	67,841	74,757
Total notes payable	252,127	170,727
Less: long-term	(115,327)	(34,162)
Total	$136,800	$136,565

On May 8, 2020, WLES LP LLC converted $30,000 of its $60,000 notes payable into 12,000,000 shares of common stock. As a result, the Company recorded a loss on settlement of debt in the amount of $18,281.

During the six months ended September 30, 2020, the Company repaid $4,484 on its loan payable to Brian Cox.

During the six months ended September 30, 2020, the bank forgave $6,949 in principal and $3,132 in accrued interest on its SBA Loan (One More Gym, LLC). As a result, the Company recorded $10,080 in gain on forgiveness of loan.

F-16

B2Digital, Incorporated

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2020

NOTE 9 – CONVERTIBLE NOTE PAYABLE

The following is a summary of convertible notes payable as of September 30, 2020:

Note*	Inception Date	Maturity	Coupon	Face Value	Unamortized Discount	Carrying Value
Note 2	10/31/2019	12/15/2020	8%	$208,000	$19,945	$188,055
Note 3	12/5/2019	12/5/2020	8%	62,000	4,685	57,315
Note 4	12/31/2019	12/31/2020	8%	62,000	3,225	58,775
Note 5	1/27/2020	1/27/2021	8%	184,000	11,101	172,899
Note 6	2/19/2020	2/19/2021	8%	78,000	7,640	70,360
Note 7	3/10/2020	3/10/2021	8%	78,000	9,374	68,626
Note 8	8/4/2020	8/4/2021	8%	156,000	45,077	110,923
				$828,000	$101,047	$726,953

* Note 1 in the amount of $82,000 was fully converted as of September 30, 2020.

Between October 4, 2019 and August 4, 2020, the Company issued to GS Capital Partners, LLC, an accredited investor (“GS Capital”), Convertible Promissory Notes aggregating a principal amount of $910,000. The Company received an aggregate net proceeds of $875,500 after $34,500 in original note discount. The Company has agreed to pay interest on the unpaid principal balance at the rate of eight percent (8%) per annum from the date on which Notes are issued until the same becomes due and payable, whether at maturity or upon acceleration or by prepayment or otherwise. The Company shall have the right to prepay the Notes, provided it makes a payment to GS Capital as set forth in the agreements.

The outstanding principal amount of the Notes is convertible into the Company’s common stock at the lender’s option at $0.01 per share for the first six months of the term of the Notes. After the six-month anniversary, the conversion price is equal to 63% of the average of the three lowest trading prices of the Company’s common stock.

Accounting Considerations

The Company has accounted for the Notes as a financing transaction, wherein the net proceeds that were received were allocated to the financial instrument issued. Prior to making the accounting allocation, the Company evaluated the agreement under ASC 815 Derivatives and Hedging (“ASC 815”). ASC 815 generally requires the analysis embedded terms and features that have characteristics of derivatives to be evaluated for bifurcation and separate accounting in instances where their economic risks and characteristics are not clearly and closely related to the risks of the host contract. The material embedded derivative features consisted of the embedded conversion option and default puts. The conversion option and default puts bear risks of equity which were not clearly and closely related to the host debt agreement and required bifurcation. The contracts do not permit the Company to settle in registered shares and the contracts also contain make-whole provisions both of which preclude equity classification. Current accounting principles that are also provided in ASC 815 do not permit an issuer to account separately for individual derivative terms and features that require bifurcation and liability classification. Rather, such terms and features must be and were bundled together and fair valued as a single, compound embedded derivative.

F-17

B2Digital, Incorporated

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2020

Based on the previous conclusions, the Company allocated the cash proceeds first to the derivative components at its fair value with the residual allocated to the host debt contract, as follows:

	Note 1	Note 2	Note 3	Note 4	Note 5	Note 6	Note 7	Note 8	Total
Compound embedded derivative	$26,395	$68,030	$15,893	$10,812	$25,834	$14,095	$17,636	$42,463	$221,156
Convertible notes payable	48,605	133,970	44,107	49,188	152,666	60,905	57,364	107,537	654,344
Original issue discount	7,000	6,000	2,000	2,000	5,500	3,000	3,000	6,000	34,500
Face value	$82,000	$208,000	$62,000	$62,000	$184,000	$78,000	$78,000	$156,000	$910,000

The net proceeds were allocated to the compound embedded derivative and original issue discount. The notes will be amortized up to its face value over the life of Notes based on an effective interest rate. Amortization expense and interest expense for the six months ended September 30, 2020 is as follows:

Note	Interest Expense	Accrued Interest Balance	Amortization of Debt Discount	Unamortized Discount
Note 1	$1,015	$–	$18,870	$0
Note 2	8,343	13,958	33,352	19,945
Note 3	2,487	4,077	8,335	4,685
Note 4	2,487	3,723	5,955	3,225
Note 5	7,380	9,961	15,408	11,101
Note 6	3,129	3,829	8,186	7,640
Note 7	3,129	3,488	9,774	9,374
Note 8	6,975	6,975	3,386	45,077
	$34,945	$46,011	$103,266	$101,047

On April 23, 2020, GS Capital converted $7,000 in principal and $341 in accrued interest of the October 4, 2019 $84,000 face value note into 4,292,915 shares of common stock. On July 31, 2020, GS Capital converted $7,500 in principal and $488 in accrued interest of the October 4, 2019 $84,000 face value note into 5,071,885 shares of common stock. On August 20, 2020, GS Capital converted $12,500 in principal and $871 in accrued interest of the October 4, 2019 $84,000 face value note into 8,468,394 shares of common stock. On September 9, 2020, GS Capital converted $55,000 in principal and $4,075 in accrued interest of the October 4, 2019 $84,000 face value note into 12,123,426 shares of common stock. As a result of the August and September conversions, the Company recorded $64,194 as loss on extinguishment of debt.

NOTE 10 –DERIVATIVE FINANCIAL INSTRUMENTS

The following tables summarize the components of the Company’s derivative liabilities and linked common shares as of September 30, 2020:

	September 30, 2020
The financings giving rise to derivative financial instruments	Indexed Shares	Fair Values
Compound embedded derivatives	183,301,670	$(599,454)
Total	183,301,670	$(599,454)

F-18

B2Digital, Incorporated

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2020

The following table summarizes the effects on the Company’s gain (loss) associated with changes in the fair values of the derivative financial instruments by type of financing for the six months ended September 30, 2020:

The financings giving rise to derivative financial instruments and the income effects:
Compound embedded derivatives	$(787,407)
Total gain (loss)	$(787,407)

The following table summarizes the effects on the Company’s gain (loss) associated with changes in the fair values of the derivative financial instruments by type of financing for the three months ended September 30, 2020:

The financings giving rise to derivative financial instruments and the income effects:
Compound embedded derivatives	$(511,975)
Total gain (loss)	$(511,975)

The Company’s Convertible Promissory Notes issued on October 4, 2019, October 31, 2019, December 5, 2019, December 31, 2019, January 27, 2020, February 19, 2020, March 10, 2020 and August 4, 2020, respectively, gave rise to derivative financial instruments. The notes embodied certain terms and conditions that were not clearly and closely related to the host debt agreement in terms of economic risks and characteristics. These terms and features consist of the embedded conversion option.

Current accounting principles that are provided in ASC 815 - Derivatives and Hedging require derivative financial instruments to be classified in liabilities and carried at fair value with changes recorded in income. In addition, the standards do not permit an issuer to account separately for individual derivative terms and features embedded in hybrid financial instruments that require bifurcation and liability classification as derivative financial instruments. Rather, such terms and features must be bundled together and fair valued as a single, compound embedded derivative. The Company has selected the Monte Carlo Simulations valuation technique to fair value the compound embedded derivative because it believes that this technique is reflective of all significant assumption types, and ranges of assumption inputs, that market participants would likely consider in transactions involving compound embedded derivatives. Such assumptions include, among other inputs, interest risk assumptions, credit risk assumptions and redemption behaviors in addition to traditional inputs for option models such as market trading volatility and risk-free rates. The Monte Carlo Simulations technique is a level three valuation technique because it requires the development of significant internal assumptions in addition to observable market indicators.

Significant inputs and results arising from the Monte Carlo Simulations process are as follows for the embedded derivatives that have been bifurcated from the Convertible Notes and classified in liabilities:

Inception
Quoted market price on valuation date	$0.0031 - $0.0058
Contractual conversion rate	$0.01
Contractual term to maturity	1.00 Years – 1.13 Years
Market volatility:
Equivalent Volatility	15.89% - 319.40%
Interest rate	8.0%

The following table reflects the issuances of compound embedded derivatives and the changes in fair value inputs and assumptions related to the compound embedded derivatives during the period ended September 30, 2020.

September 30, 2020
Balance at April 1, 2020	$58,790
Issuances:
Compound embedded derivatives	42,463
Conversions	(289,206)
Loss on changes in fair value inputs and assumptions reflected in income	787,407
Balance at September 30, 2020	$599,454

F-19

B2Digital, Incorporated

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2020

NOTE 11 - EQUITY

Preferred Stock

There are 50,000,000 shares authorized as preferred stock, of which 40,000,000 are designated as Series B and 2,000,000 are designated as Series A. 8,000,000 shares have yet to be designated. All 2,000,000 shares of Series A preferred are issued and outstanding. Each share of Series A preferred is convertible into 240 shares of common stock. The Series A Preferred Stock votes with the Common Stock on all matters to be voted on by the common stock on an as-converted basis. On such matters, each holder of Series A Preferred Stock is entitled to 240 votes for each share of Series A Preferred Stock held by such shareholder.

Common Stock

Common Stock Issuances for the six months ended September 30, 2019

On April 23, 2019, the Company issued 4,000,000 shares of common stock in exchange for services valued at $25,600 or $0.0064 per share.

On May 14, 2019, the Company sold 1,562,500 shares of common stock for $10,000 or $0.0064 per share.

On May 25, 2019, the Company sold 11,718,750 shares of common stock for $75,000 or $0.0064 per share.

On June 1, 2019, the Company issued 67,000,000 shares of common stock in exchange for services valued at $428,800 or $0.0064 per share.

On June 1, 2019, the Company issued 6,000,000 shares of common stock in exchange for the acquisition of UCL MMA LLC valued at $39,000 or $0.0065 per share.

On July 3, 2019 the Company issued 6,000,000 shares of common stock in exchange for services valued at $38,400 or $0.0064 per share.

On July 8, 2019, the Company entered into a Subscription Agreement with a holder for the sale of 14,062,500 shares of common stock at $0.0064 per share, or $90,000.

On July 15, 2019 the Company issued 30,500,000 shares of common stock in exchange for services valued at $195,200 or $0.0064 per share.

On July 15, 2019 the Company issued 8,000,000 shares of common stock in exchange for the acquisition of Pinnacle Combat LLC valued at $51,200 or $0.0064 per share.

On August 30, 2019 the Company sold 15,625,000 shares of common stock for $100,000 or $0.0064 per share.

On September 7, 2019 the Company sold 7,812,500 shares of common stock for $50,000 or $0.0064 per share.

On September 19, 2019 the Company sold 11,718,750 shares of common stock for $75,000 or $0.0064 per share.

On September 27, 2019, the Company canceled 7,500,000 in exchange for the cancellation of $75,000 in Notes Receivable.

As part of the Strike Hard Productions LLC acquisition, the Company issued 9,000,000 shares of common stock valued at $57,600 or $0.0064 per share.

F-20

B2Digital, Incorporated

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2020

Common Stock Issuances for the six months ended September 30, 2020

On April 23, 2020, the Company issued 4,292,915 shares of stock to GS Capital in exchange for the conversion of $7,341 in convertible note principal.

On May 8, 2020, the Company issued 12,000,000 shares of stock to WLES LP LLC in exchange for the conversion of $30,000 in convertible note principal. The 12,000,000 shares were valued at $48,281 resulting in a loss on settlement of debt in the amount of $18,281.

On June 16, 2020, the Company issued 4,000,000 shares of common stock to Veyo Partners LLC in exchange for investor relation services valued at $14,400 or $0.0036 per share.

On July 10, 2020, the Company issued 4,000,000 shares of common stock to Veyo Partners LLC in exchange for investor relation services valued at $14,000 or $0.0035 per share.

On July 31, 2020, GS Capital converted $7,500 in principal and $488 in accrued interest of the October 4, 2019 $84,000 face value note into 5,071,885 shares of common stock. The 5,071,885 shares were valued at $16,558. The Company recorded the removal of the $7,500 in principal, $488 in interest, and $8,570 in derivative liabilities resulting in no gain or loss.

On August 10, 2020, the Company issued 4,000,000 shares of common stock to Veyo Partners LLC in exchange for investor relation services valued at $34,800 or $0.0087 per share.

On August 13, 2020, the Company sold 13,333,334 shares of common stock for $100,000 or $0.0075 per share.

On August 19, 2020, the Company sold 13,333,334 shares of common stock for $100,000 or $0.0075 per share.

On August 20, 2020, GS Capital converted $12,500 in principal and $871 in accrued interest of the October 4, 2019 $84,000 face value note into 8,468,394 shares of common stock. The 8,468,394 shares were valued at $155,914. After recording the removal of the $12,500 in principal, $871 in interest, and $138,647 in derivative liabilities, the Company recorded $3,896 as loss on extinguishment of debt.

On September 1, 2020, the Company sold 13,333,334 shares of common stock for $100,000 or $0.0075 per share.

On September 9, 2020, GS Capital converted $55,000 in principal and $4,075 in accrued interest of the October 4, 2019 $84,000 face value note into 12,123,426 shares of common stock. The 12,123,426 shares were valued at $262,363. After recording the removal of the $55,000 in principal, $4,075 in interest, and $142,990 in derivative liabilities, the Company recorded $60,298 as loss on extinguishment of debt.

On September 14, 2020, the Company sold 22,000,000 shares of common stock for $165,000 or $0.0075 per share.

On September 30, 2020, the Company issued 3,733,333 shares of common stock for services valued at $26,133 or $0.0070 per share.

NOTE 12 –LEASES

In connection with the acquisition of the One More Gym, LLC, the Company assumed a building lease and two equipment leases. The lease terms are under 12 months. Under Topic 842, a short-term lease is a lease that, at the commencement date, has a ‘lease term’ of 12 months or less and does not include an option to purchase the underlying asset that the lessee is reasonably certain to exercise. Although short-term leases are in the scope of Topic 842, a simplified form of accounting is permitted. A lessee can elect, by class of underlying asset, not to apply the recognition requirements of Topic 842 and instead to recognize the lease payments as lease cost on a straight-line basis over the lease term. The Company has elected the short-term method to account for these leases.

F-21

B2Digital, Incorporated

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2020

NOTE 13 – COMMITMENTS AND CONTINGENCIES

During the normal course of business, the Company may be exposed to litigation. When the Company becomes aware of potential litigation, it evaluates the merits of the case in accordance with FASB ASC 450-20-50, Contingencies. The Company evaluates its exposure to the matter, possible legal or settlement strategies and the likelihood of an unfavorable outcome. If the Company determines that an unfavorable outcome is probable and can be reasonably estimated, it establishes the necessary accruals. As of September 30, 2020, the Company is not aware of any contingent liabilities that should be reflected in the consolidated financial statements.

The Company entered into employment agreements with its Chief Executive Officer and Executive Vice President as of November 24, 2017. Under the terms of these agreements the Company will be liable for severance and other payments under certain conditions. The employment agreement for the Executive Vice President is for a period of 36 months and renews for a successive two years unless written notice is provided by either party under the terms of the agreement. The employment agreement for the Chief Executive Officer can be terminated by the Chief Executive Officer upon three months written notice. Termination of the Chief Executive Officer requires 80% of the votes of all stockholders of the Company.

Each of the acquisition agreements contain a Management Services Agreement (“MSA”) whereby the Company agrees to pay a management fee based on certain performance targets. The MSA agreements expire 10 years from the acquisition agreement dates.

NOTE 14 - SUBSEQUENT EVENTS

Convertible Promissory Note

On October 2, 2020, the Company entered into a Securities Purchase Agreement with GS Capital pursuant to which the Company issued to GS Capital a Convertible Promissory Note in the aggregate principal amount of $205,000. The Company received net proceeds of $195,000 after a $10,000 original note discount. The note has a maturity date of October 2, 2021 and the Company has agreed to pay interest on the unpaid principal balance of the note at the rate of eight percent (8%) per annum from the date on which the note is issued until the same becomes due and payable, whether at maturity or upon acceleration or by prepayment or otherwise. The Company shall have the right to prepay the note, provided it makes a payment to GS Capital as set forth in the note.

The outstanding principal amount of the note is convertible into the Company’s common stock at the lender’s option at $0.01 per share for the first six months of the term of the note. After the six-month anniversary, the conversion price is equal to 63% of the average of the three lowest trading prices of the Company’s common stock. The initial accounting for this note is not completed.

On October 15, 2020, the Company entered into a Securities Purchase Agreement with GS Capital pursuant to which the Company issued to GS Capital a Convertible Promissory Note in the aggregate principal amount of $172,000. The Company received net proceeds of $165,000 after a $7,000 original note discount. The note has a maturity date of October 15, 2021 and the Company has agreed to pay interest on the unpaid principal balance of the note at the rate of eight percent (8%) per annum from the date on which the note is issued until the same becomes due and payable, whether at maturity or upon acceleration or by prepayment or otherwise. The Company shall have the right to prepay the note, provided it makes a payment to GS Capital as set forth in the note.

The outstanding principal amount of the note is convertible into the Company’s common stock at the lender’s option at $0.01 per share for the first six months of the term of the note. After the six-month anniversary, the conversion price is equal to 63% of the average of the three lowest trading prices of the Company’s common stock. The initial accounting for this note is not completed.

F-22

B2Digital, Incorporated

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2020

Common Stock Issuances

On October 1, 2020, the Company issued 33,934,759 shares of common stock in conversion of $108,000 in principal and $7,196 of accrued interest.

On October 15, 2020, the Company issued 14,521,245 shares of common stock in conversion of $45,000 in principal and $3,136 of accrued interest.

Lease

On October 1, 2020, the Company, under its subsidiary ONE More Gym LLC, entered into a facilities lease for 25,000 square feet in Kokomo, Indiana. The initial lease term is for five years and the lease commencement date is October 1, 2020. The Company will receive the first month’s rent free and will pay lease payments as follows:

Annual Lease Payments
Period
Year 1	$87,500
Year 2	91,875
Year 3	96,469
Year 4	101,292
Year 5	101,292
Total	$478,428

The Company will analyze the lease to determine proper accounting in accordance with ASC 842.

Business Acquisition

Effective October 6, 2020, the Company completed an acquisition of 100% of the equity interest in CFit Indiana, Inc., doing business as Charter Fitness, a gym. Charter Fitness has two locations: one is Merrillville, Indiana and the other in Valparaiso, Indiana. The purchase price was $115,000 The initial accounting for this acquisition is not completed.

Common Stock Purchase Agreement

On October 21, 2020 the Company entered into a Common Stock Purchase Agreement (the “CSPA”) with Triton Funds, LP (“Triton”) (www.tritonfunds.com), the nation’s largest student venture investment fund, for an investment by Triton in the Company’s common equity of as much as $5 million. Triton has agreed to invest up to $2.5 million in common stock of B2Digital through the purchase of shares the Company has agreed to sell to Triton, subject to the terms and conditions set forth in the CSPA. In addition, in connection with the CSPA, Triton may invest up to an additional $2.5 million pursuant to warrant agreements.

F-23

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board and Management

of B2Digital Incorporated

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of B2Digital Incorporated (the Company) as of March 31, 2020 and the related consolidated statements of operations, changes in stockholders’ deficit and cash flows for the year ended March 31, 2020, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2020 and the results of its operations and its cash flows for the year ended March 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph- Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has suffered recurring losses. For the year ended March 31, 2020 the Company had a net loss of $1,337,347, had net cash used in operating activities of $565,845, and had negative working capital of $775,238. These factors raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provided a reasonable basis for our opinion.

/s/ Assurance Dimensions

We have served as the Company’s auditor since 2019.

Margate, Florida

August 19, 2020

F-24

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of B2 Digital Incorporated

Opinion on the Financial Statements

We have audited the accompanying balance sheet of B2 Digital Incorporated (the “Company”) as of March 31, 2019, and the related statements of operations, changes in stockholders’ equity and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has incurred net losses since its inception. This factor, and the need for additional financing in order for the Company to meet its business plans raises substantial doubt about the Company’s ability to continue as a going concern. Our opinion is not modified with respect to that matter.

We have served as the Company’s auditor since 2019.

Tampa, Florida
August 2, 2019

4806 West Gandy Boulevard • Tampa, Florida 33611 • 813.440.6380

F-25

B2Digital, Incorporated

Consolidated Balance Sheets

	As of March 31, 2020	As of March 31, 2019
Assets
Current assets
Cash and cash equivalents	$46,729	$27,579
Inventory	7,256	–
Deposits and prepaid expenses	3,120	6,260
Note receivable- related party	–	65,416
Total current assets	57,105	99,255

Property and equipment, net of accumulated depreciation	351,393	55,065
Intangible assets, net of accumulated amortization	196,951	–
Goodwill	172,254	193,045
Total Assets	$777,703	$347,365

Liabilities & Stockholders' Equity (Deficit)
Current liabilities
Accounts payable & accrued liabilities	$131,700	$109,627
Deferred revenue	13,992	–
Note payable- current maturity	34,162	14,000
Payable due for business acquisitions	15,000	–
Note payable- in default	–	15,000
Convertible notes payable, net of debt discount	598,150	–
Derivative liabilities	58,790	–
Due to shareholder	711	–
Total current liabilities	852,505	138,627

Note payable- long-term	136,565	60,000

Total Liabilities	989,070	198,627

Commitments and contingencies (Note 5)

Stockholders' Equity (Deficit)
Preferred stock, 50,000,000 shares authorized, 40,000,000 shares designated of Series B; 2,000,000 shares designated of Series A, convertible into 240 shares of common stock issued and outstanding at March 31, 2020 and 2019, respectively; 8,000,000 shares are undesignated	20	20
Common stock, $0.00001 par value; 5,000,000,000 shares authorized; 539,267,304 and 377,620,110 shares issued and outstanding at March 31, 2020 and 2019, respectively	5,394	3,776
Additional paid in capital	3,600,197	2,624,573
Accumulated deficit	(3,816,978)	(2,479,631)
Total Stockholders' Equity (Deficit)	(211,367)	148,738
Total Liabilities and Stockholders' Equity (Deficit)	$777,703	$347,365

See accompanying notes to the consolidated financial statements.

F-26

B2Digital, Incorporated

Consolidated Statements of Operations

	For the years ended
	March 31,	March 31,
	2020	2019
Revenue:
Live event revenue	$487,229	$346,688
Gym revenue	109,506	–
Total revenue	596,735	346,688

Cost of sales	350,976	251,550

Gross profit	245,759	95,138

General and administrative corporate expenses
General & administrative expenses	1,463,417	210,890
Depreciation and amortization expense	62,740	12,951
Total general and administrative corporate expenses	1,526,157	223,841

Loss from operations	(1,280,398)	(128,703)

Other income (expense):
Gain on bargain purchase	52,583	–
Loss on debt forgiveness	(81,887)	–
Loss on modification of debt	(50,756)	–
Loss on disposition of subsidiary	(20,790)	–
Gain on change in fair value of derivatives	119,902	–
Interest expense	(76,001)	(5,108)
Total other income (expense)	(56,949)	(5,108)

Net loss	$(1,337,347)	$(133,811)

Basic and diluted earnings per share on net loss	$(0)	$(0)

Weighted average shares outstanding	505,458,544	337,444,728

See accompanying notes to the consolidated financial statements.

F-27

B2Digital, Incorporated

Consolidated Statement of Changes in Stockholders' Equity (Deficit)

For the Years Ended March 31, 2020 and 2019

	Preferred Stock		Common Stock		Additional Paid in	Accumulated
	Shares	Amount	Shares	Amount	Capital	Deficit	Total
Balance March 31, 2018	2,000,000	$20	263,075,044	$2,631	$2,381,068	$(2,345,820)	$37,899

Sale of common stock for cash	–	–	17,500,000	175	134,825	–	135,000

Issuance of common stock for services	–	–	80,750,000	808	51,368	–	52,176

Issuance of common stock for conversion of debt	–	–	16,295,066	162	57,312	–	57,474

Net Loss	–	–	–	–	–	(133,811)	(133,811)

Balance March 31, 2019	2,000,000	$20	377,620,110	$3,776	$2,624,573	$(2,479,631)	$148,738

Sale of common stock for cash	–	–	62,500,000	625	399,375	–	400,000

Issuance of common stock for services	–	–	125,383,244	1,254	686,746	–	688,000

Issuance of common stock as part of business combination	–	–	29,000,000	290	185,110	–	185,400

Cancellation of outstanding shares in exchange cancellation of notes receivable - related party	–	–	(29,454,800)	(294)	(157,479)	–	(157,773)

Loss from modification of debt	–	–	–	–	50,756	–	50,756

Repurchase of outstanding shares (cancelled)	–	–	(25,781,250)	(257)	(188,884)	–	(189,141)

Net Loss	–	–	–	–	–	(1,337,347)	(1,337,347)

Balance March 31, 2020	2,000,000	$20	539,267,304	$5,394	$3,600,197	$(3,816,978)	$(211,367)

See accompanying notes to the consolidated financial statements.

F-28

B2Digital, Incorporated

Consolidated Statements of Cash Flows

	For the years ended
	March 31,	March 31,
	2020	2019
Cash Flows from Operating Activities
Net Loss	$(1,337,347)	$(133,811)

Adjustments to reconcile net loss to net cash used in operating activities:
Stock compensation	688,000	51,368
Depreciation and amortization	62,739	12,951
Gain on bargain purchase	(52,583)	–
Loss on receivable forgiveness	81,887	–
Loss on modification of debt	50,756	–
Loss on disposition of subsidiary	20,791	–
Amortization of debt discount	51,343	–
Gain on changes in fair value of compound embedded derivative	(119,902)	–
Changes in operating assets & liabilities
Prepaid expenses and other current assets	3,140	(5,126)
Inventory	2,744	1,740
Accounts payable and accrued liabilities	(10,983)	9,818
Deferred revenue	(6,430)	–
Deferred compensation	–	1,600
Net cash used in operating activities	(565,845)	(61,460)

Cash Flows from Investing Activities
Business acquisition, net of cash acquired	(42,609)	–
Payments to related parties	(173,533)	(65,416)
Capital expenditures	(84,688)	(3,260)
Net cash used in investing activities	(300,830)	(68,676)

Cash Flows from Financing Activities
Proceeds from convertible notes	725,499	52,450
Issuance of common stock	400,000	133,832
Repayment on notes payable	(20,532)	(45,035)
Purchase of outstanding common stock	(189,141)	–
Payment of acquisition payable	(30,000)	–
Net cash provided by financing activities	885,826	141,247

Increase in Cash	19,150	11,111

Cash at beginning of period	27,579	16,468

Cash (and equivalents) at end of period	$46,729	$27,579

Supplemental Cash Flow Information
Cash paid for interest	$–	$1,443
Cash paid for income taxes	$–	$–

Non-cash investing and financing activities:
Cancellation of outstanding shares in exchange cancellation of notes receivable - related party	$157,773	$–
Assets acquired in business combination through the issuance of stock	$185,400	$–
Acquisition payable from sellers due to acquisitions	$45,000	$–
Initial recognition of derivative liability as debt discount	$178,692	$–
Assets acquired on acquisition	$428,747	$–
Liabilities acquired on acquisition	$155,739	$–
Conversion of note payable to equity	$–	$59,400

See accompanying notes to the consolidated financial statements.

F-29

B2DIGITAL, INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2020

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

In February 2017, the Board of Directors of B2Digital, Incorporated ("B2Digital" or the "Company") approved a complete restructuring, new management team and strategic direction for the Company. Capitalizing on its history in television, video and technology, the Company is now forging ahead and becoming a full-service live event sports company.

B2Digital's first strategy is to build an integrated live event Minor League for the Mixed Martial Arts (MMA) marketplace. B2Digital will be creating and developing Minor League champions that will move on to the MMA Major Leagues from the B2 Fighting Series (B2FS). This will be accomplished by sponsoring operating live events, acquiring existing MMA promotions and then inviting those champions to the B2FS Regional and National Championship Series. B2Digital will own all media and merchandising rights and digital distribution networks for the B2FS.

2017 marked the kickoff of the B2FS by sponsoring and acquiring MMA regional promotion companies for the development of the B2FS. The second strategy is that the Company plans to add additional sports, leagues, tournaments and special events to its live event business model. This will enable B2Digital to capitalize on their core technologies and business models that will be key to broadening the revenue base of the Company's live event core business. B2Digital will also be developing and expanding the B2Digital live event systems and technologies. These include systems for event management, digital ticketing sales, digital video distribution, digital marketing, Pay-Per View (PPV), fighter management, merchandise sales, brand management and financial control systems.

Basis of Presentation and Consolidation

The Company has seven wholly-owned subsidiaries: Hardrock Promotions LLC which owns Hardrock MMA in Kentucky, Colosseum Combat LLC which owns Colosseum Combat MMA in Indiana, United Combat League MMA LLC, Pinnacle Combat LLC, Strike Hard Productions, LLC, ONE More Gym, and B2 Productions LLC.

The consolidated financial statements, which include the accounts of the Company and its seven wholly-owned subsidiaries, are prepared in conformity with generally accepted accounting principles in the United States of America (U.S. GAAP). All significant intercompany balances and transactions have been eliminated. The consolidated financial statements, which include the accounts of the Company and its seven wholly-owned subsidiaries, and related disclosures have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). The Financial Statements have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and presented in US dollars. The fiscal year end is March 31.

NOTE 2 – ACCOUNTING POLICIES

The significant accounting policies of the Company are as follows:

Basis of Accounting

The accompanying consolidated financial statements were prepared in conformity with generally accepted accounting principles in the United States of America (“US GAAP”).

F-30

B2DIGITAL, INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2020

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. The most significant assumptions and estimates relate to the valuation of derivative liabilities and the valuation of assets and liabilities acquired through business combinations. Actual results could differ from these estimates and assumptions.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company maintains deposits primarily in four financial institutions, which may at times exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation ("FDIC"). The Company has not experienced any losses related to amounts in excess of FDIC limits or $250,000. The Company did not have any cash in excess of FDIC limits at March 31, 2020 and 2019, respectively.

Fair Value of Financial Instruments

The Company’s financial instruments consist primarily of accounts payable and accrued liabilities. The carrying amounts of such financial instruments approximate their respective estimated fair value due to the short-term maturities and approximate market interest rates of these instruments. The three levels of valuation hierarchy are defined as follows:

Level 1 inputs to the valuation methodology are quoted prices for identical assets or liabilities in active markets.

Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Company analyzes all financial instruments with features of both liabilities and equity under ASC 480, “Distinguishing Liabilities from Equity,” and ASC 815.

Property and Equipment

Property and equipment are carried at cost. Depreciation is provided on the straight-line method over the assets’ estimated service lives. Expenditures for maintenance and repairs are charged to expense in the period in which they are incurred, and betterments are capitalized. The cost of assets sold or abandoned and the related accumulated depreciation are eliminated from the accounts and any gains or losses are reflected in the accompanying consolidated statement of operations of the respective period. The estimated useful lives range from 3 to 7 years.

Goodwill

Goodwill represents the cost in excess of the fair value of net assets acquired in business combinations. The Company tests goodwill for impairment on an annual basis and when events or changes in circumstances indicate that the carrying amount may not be recoverable. Goodwill is deemed to be impaired if the carrying amount of goodwill exceeds its estimated fair value. For the year ended March 31, 2020, there were no impairment charges.

F-31

B2DIGITAL, INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2020

Revenue Recognition

Revenue is recognized when a customer obtains control of promised goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The amount of revenue that is recorded reflects the consideration that the Company expects to receive in exchange for those goods. The Company applies the following five-step model in order to determine this amount: (i) identification of the promised goods in the contract; (ii) determination of whether the promised goods are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation.

The Company only applies the five-step model to contracts when it is probable that the entity will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. Once a contract is determined to be within the scope of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 606 at contract inception, the Company reviews the contract to determine which performance obligations the Company must deliver and which of these performance obligations are distinct. The Company recognizes as revenues the amount of the transaction price that is allocated to the respective performance obligation when the performance obligation is satisfied or as it is satisfied. The majority of revenues are received from ticket and beverage sales before and during the live events. Sponsorship revenue is also recognized when the live event takes place. Any revenue received for events that have yet to take place are recorded in deferred revenue.

Income Taxes

The Company follows Section 740-10-30 of the FASB ASC, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements or tax returns. Under this method, deferred tax assets and liabilities are based on the differences between the consolidated financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the fiscal year in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance to the extent management concludes it is more likely than not that the assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the fiscal years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated Statements of Operations in the period that includes the enactment date. Through March 31, 2020, the Company has an expected loss. Due to uncertainty of realization for these losses, a full valuation allowance is recorded. Accordingly, no provision has been made for federal income taxes in the accompanying consolidated financial statements.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk are cash, accounts receivable and other receivables arising from its normal business activities. The Company places its cash in what it believes to be credit-worthy financial institutions. The Company controls credit risk related to accounts receivable through credit approvals, credit limits and monitoring procedures. The Company routinely assesses the financial strength of its customers and, based upon factors surrounding the credit risk, establishes an allowance, if required, for uncollectible accounts and, as a consequence, believes that its accounts receivable credit risk exposure beyond such allowance is limited.

F-32

B2DIGITAL, INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2020

Concentration of Revenues

The majority of revenues are received from live events, which primarily include ticket and beverage sales before and during the live events. Sponsorship revenue is also recognized when the live event takes place. Any revenue received for events that have yet to take place are recorded in deferred revenue. Gym revenue comprises primarily of membership dues and subscription. Other gym revenue includes personal training, group fitness and meal planning.

Impairment of Long-Lived Assets

In accordance with ASC 360-10, the Company, on a regular basis, reviews the carrying amount of long-lived assets for the existence of facts or circumstances, both internally and externally, that suggest impairment. The Company determines if the carrying amount of a long-lived asset is impaired based on anticipated undiscounted cash flows, before interest, from the use of the asset. In the event of impairment, a loss is recognized based on the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined based on appraised value of the assets or the anticipated cash flows from the use of the asset, discounted at a rate commensurate with the risk involved. There were no impairment charges recorded during the years ended March 31, 2020 and 2019.

Inventory

Inventory includes beverages, supplements and merchandise available for sale at the gym. Inventories are valued at the lower of cost (determined on a weighted average basis) or market. Management compares the cost of inventories with the market value and allowance is made to write down inventories to market value, if lower. As of March 31, 2020 and 2019, the Company had outstanding balances of Finished Goods Inventory of $7,256 and $0, respectively.

Earnings Per Share (EPS)

The Company utilize FASB ASC 260, “Earnings per Share.” Basic earnings (loss) per share is computed by dividing earnings (loss) available to common stockholders by the weighted-average number of common shares outstanding. Diluted earnings (loss) per share is computed similar to basic earnings (loss) per share except that the denominator is increased to include additional common shares available upon exercise of stock options and warrants using the treasury stock method, except for periods of operating loss for which no common share equivalents are included because their effect would be anti-dilutive. As of March 31, 2020, the number of potentially dilutive securities was 77,026,829 shares indexed to convertible notes. There were no potentially dilutive securities as of March 31, 2019.

The following table sets for the computation of basic and diluted earnings per share the fiscal years ended March 31, 2020 and 2019:

	March 31, 2020	March 31, 2019
Basic and diluted
Net loss	$(1,337,347)	$(133,811)

Net loss per share
Basic and diluted	$(0.00)	$(0.00)

Weighted average number of shares outstanding:
Basic & diluted	505,458,544	337,444,728

F-33

B2DIGITAL, INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2020

Stock Based Compensation

The Company records stock-based compensation in accordance with the provisions of FASB ASC Topic 718, “Accounting for Stock Compensation,” which establishes accounting standards for transactions in which an entity exchanges its equity instruments for goods or services. In accordance with guidance provided under ASC.

Topic 718, the Company recognizes an expense for the fair value of its stock awards at the time of grant and the fair value of its outstanding stock options as they vest, whether held by employees or others. As of March 31, 2020, there were no options outstanding.

On June 20, 2018, the FASB issued ASU 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting. ASU 2018-07 is intended to reduce cost and complexity and to improve financial reporting for share-based payments to nonemployees (for example, service providers, external legal counsel, suppliers, etc.). Under the new standard, companies will no longer be required to value non-employee awards differently from employee awards. Meaning that companies will value all equity classified awards at their grant-date under ASC 718 and forgo revaluing the award after this date. The Company adopted ASU 2018-07 on April 1, 2019. The adoption of this standard did not have a material impact on the consolidated financial statements.

Recently Adopted Accounting Pronouncements

In February 2016, FASB issued ASC 842 that requires lessees to recognize lease assets and corresponding lease liabilities on the balance sheet for all leases with terms of more than 12 months. The update, which supersedes existing lease guidance, will continue to classify leases as either finance or operating, with the classification determining the pattern of expense recognition in the income statement.

The ASU will be effective for annual and interim periods beginning after December 15, 2018, with early adoption permitted, and is applicable on a modified retrospective basis with various optional practical expedients. The Company has assessed the impact of this standard. The Company’s current leases as of the balance sheet date do not fall under this guidance as they are month-to-month leases.

In January 2017, the FASB issued ASU No. 2017-04, “Intangibles and Other (Topic 350): Simplifying the Test for Goodwill Impairment”, which eliminates the requirement to calculate the implied fair value of goodwill, but rather requires an entity to record an impairment charge based on the excess of a reporting unit’s carrying value over its fair value. This amendment is effective for annual or interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted. We do not expect the adoption of this ASU to have a material effect on our consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurements (Topic 820): Disclosure Framework Changes to the Disclosure Requirements for Fair Value Measurement. The amendments in this update modify the disclosure requirements on fair value measurements in Topic 820. The ASU is effective for the Registrants for fiscal years beginning after December 15, 2019, and interim periods therein. Early adoption is permitted. The Company is currently assessing the impact of this standard on their Financial Statements.

F-34

B2DIGITAL, INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2020

In September 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments (Topic 326), which replaces the incurred-loss impairment methodology and requires immediate recognition of estimated credit losses expected to occur for most financial assets, including trade receivables. Credit losses on available-for-sale debt securities with unrealized losses will be recognized as allowances for credit losses limited to the amount by which fair value is below amortized cost. ASU 2016-13 is effective for the Company beginning January 1, 2020 and early adoption is permitted. The Company does not believe the potential impact of the new guidance and related codification improvements will be material to its financial position, results of operations and cash flows.

The Company has implemented all new accounting pronouncements that are in effect. These pronouncements did not have any material impact on the consolidated financial statements unless otherwise disclosed, and the Company does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

NOTE 3 – GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis. For the year ended March 31, 2020, the Company had a net loss of $1,337,347, had net cash used in operating activities of $565,845, had negative working capital of $775,238, an accumulated deficit of $3,816,978, and $211,367 in stockholders’ deficit. These matters raise substantial doubt about the Company’s ability to continue as a going concern for a period of one year from the date of this filing. The Company’s ability to continue as a going concern is dependent upon its ability to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due, to fund possible future acquisitions, and to generate profitable operations in the future. Management plans to provide for the Company’s capital requirements by continuing to issue additional equity and debt securities. The outcome of these matters cannot be predicted at this time and there are no assurances that, if achieved, the Company will have sufficient funds to execute its business plan or generate positive operating results. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 4 – REVENUE

The Company recognizes as revenues the amount of the transaction price that is allocated to the respective performance obligation when the performance obligation is satisfied or as it is satisfied. The majority of revenues are received from live events, which primarily include ticket and beverage sales before and during the live events. Sponsorship revenue is also recognized when the live event takes place. Any revenue received for events that have yet to take place are recorded in deferred revenue. Gym revenue comprises primarily of membership dues and subscription. Other gym revenue includes personal training, group fitness and meal planning.

Information about the Company’s net sales by revenue type for the years ended March 31, 2020 and 2019 are as follows:

	For the years ended
	March 31,	March 31,
	2020	2019
Live events	$487,229	$346,688
Gym revenue	109,506	–
Net sales	$596,735	$346,688

F-35

B2DIGITAL, INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2020

NOTE 5 – PROPERTY AND EQUIPMENT

Property and equipment, net, consisted of the following at March 31, 2020 and 2019:

	As of	As of
	March 31, 2020	March 31, 2019

Gym equipment	$163,147	$–
Cages	124,025	46,025
Event assets	61,319	8,987
Production equipment	30,697	–
Electronics hardware and software	11,845	6,960
Trucks trailers and vehicles	11,210	9,500
	402,243	71,472
Less: accumulated depreciation	(50,850)	(16,407)
	$351,393	$55,065

Depreciation expense related to these assets for the years ended March 31, 2020 and 2019 amounted to $34,443 and $12,951, respectively.

NOTE 6 – INTANGIBLE ASSETS

Intangible assets, net, consisted of the following at March 31, 2020:

As of
March 31, 2020

Licenses	$142,248
Customer relationships	83,000
225,248
Less: accumulated amortization	(28,297)
$196,951

Licenses are amortized over five years, whereas customer relationships are amortized over three years. Amortization expense related to these assets for the years ended March 31, 2020 amounted to $28,297.

F-36

B2DIGITAL, INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2020

Estimated amortization expense for each of the next five years:

Fiscal year ended March 31, 2021	$56,116
Fiscal year ended March 31, 2022	56,116
Fiscal year ended March 31, 2023	49,200
Fiscal year ended March 31, 2024	28,450
Fiscal year ended March 31, 2025	7,069
$196,951

NOTE 7 – RELATED PARTY TRANSACTIONS

B2 Management, LLC (“B2 Management”) has as its sole member the Chief Executive Officer and Chairman of B2Digital. During the year ended March 31, 2020, B2 Management received $173,533 in advances. On September 27, 2019, the Company and B2 Management Group LLC (“B2MG”) entered into an agreement whereby B2MG agreed to return 7,500,000 shares of the Company’s common stock in exchange for the cancellation of $75,000 owed by B2MG to the Company. The Company recorded a loss on debt forgiveness in the amount of $27,000 related to this transaction. On December 22, 2019, the Company and B2MG entered into an agreement whereby B2MG agreed to return 21,954,800 shares of the Company’s common stock in exchange for the cancellation of $164,660 owed by B2MG to the Company. At the date of the agreement the shares were valued at $0.005 per share or $109,773. As a result, the Company recorded a loss on settlement of debt in the amount of $54,668. As of March 31, 2020 and 2019, the Company has an uncollateralized, non-interest-bearing note receivable of $0 and $65,416, respectively, from B2 Management that is due upon demand. During the years ended March 31, 2020 and 2019, the Company paid B2 Management $87,850 and $0 in management fees, respectively. The Company does not have a formal management agreement with B2 Management.

NOTE 8 – BUSINESS ACQUISITIONS

The Company recorded $96,510 in goodwill resulting from its November 3, 2017 acquisition of Hard Rock Promotions LLC. Additionally, the Company recorded $75,745 in goodwill resulting from its November 21, 2017 acquisition of Colosseum Combat LLC. On January 9, 2018 the Company recorded $20,790 in goodwill resulting from its acquisition of Blue Grass MMA LLC.

On November 11, 2019, the Company disposed of Blue Grass MMA LLC as a subsidiary. As a result, the Company recorded a loss on disposal of subsidiary in the amount of $20,790.

United Combat League, UCL MMA LLC

Effective May 1, 2019, the Company completed its previously announced acquisition of 100% of the equity interest in United Combat League, LLC (“UCL”), in an effort to execute its strategy of developing and building a Premier Development League for the Mixed Martial Arts (“MMA”) marketplace. The purchase price was $20,000 in cash and 6,000,000 shares of Restricted Common Stock issuable to Michael Davis, the seller of the equity interest in the acquisition. The Company is required to pay the cash consideration in three payments as follows: (i) $10,000 on or before 10 calendar days after the execution date of the agreement, (ii) $5,000 on or before 45 calendar days after the execution date of the agreement, and (iii) $5,000 on or before 90 calendar days after the execution date of the agreement. As of March 31, 2020, the $10,000 cash consideration has been paid in full.

F-37

B2DIGITAL, INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2020

Consideration

Cash	$20,000
6,000,000 shares of common stock issued to the sellers valued using an observable market price	39,000
Total consideration	$59,000

Fair value of net identifiable assets (liabilities) acquired

Intangible assets - licenses for the right to hold fight events	$59,000

The Company analyzed the acquisition under applicable guidance and determined that the acquisition should be accounted for as a business combination. The intangible assets - licenses are being amortized over their estimated life, currently expected to be five years.

Pinnacle Combat LLC- Acquisition

On July 15, 2019, to be effective June 29, 2019, the Company completed an acquisition of 100% of the equity interest in Pinnacle Combat LLC of Iowa (“Pinnacle”), in an effort to execute its strategy of developing and building a Premier Development League for the MMA marketplace. The purchase price was $20,000 in cash and 8,000,000 shares of Restricted Common Stock, 5,000,000 to be issued to Harry Maglaris and 3,000,000 to be issued to Ken Rigdon, collectively the sellers of the equity interest in the acquisition. The Company is required to pay the cash consideration in three payments as follows: (i) $10,000 on or before 10 calendar days after the execution date of the agreement, (ii) $5,000 on or before 45 calendar days after the execution date of the agreement, and (iii) $5,000 on or before 90 calendar days after the execution date of the agreement. As of March 31, 2020, the $10,000 cash consideration has been paid in full.

Consideration

Cash	$20,000
8,000,000 shares of common stock issued to the sellers valued using an observable market price	62,400
Total consideration	$82,400

Fair values of identifiable net assets:
Property & equipment:
Cages	$54,000
Event asset (barriers)	3,420
Truck/trailer	1,710
Venture lighting system	14,250
Total identifiable net assets	73,380

Intangible assets:
Licenses for the right to hold fight events	34,048

Fair value of liabilities assumed:
Credit card liability	(25,028)
Fair value of net identifiable assets (liabilities) acquired	$82,400

F-38

B2DIGITAL, INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2020

The Company analyzed the acquisition under applicable guidance and determined that the acquisition should be accounted for as a business combination. The intangible assets - licenses are being amortized over their estimated life, currently expected to be five years.

Strike Hard Productions LLC- Acquisition

On September 1, 2019, the Company completed an acquisition of 100% of the equity interest in Strike Hard Productions LLC, a fighting promotion business, in an effort to execute its strategy of developing and building a Premier Development League for the MMA marketplace. The purchase price was $20,000 in cash and 9,000,000 shares of Restricted Common Stock, 3,000,000 Restricted Shares issued to be issued to David Elder, 3,000,000 Restricted Common Shares to be issued to James Sullivan and 3,000,000 Restricted Common Shares to be issued to Matt Leavell, collectively the sellers of the equity interest in the acquisition. The Company is required to pay the cash consideration in three payments as follows: (i) $10,000 on or before 10 calendar days after the execution date of the agreement, (ii) $5,000 on or before 45 calendar days after the execution date of the agreement, and (iii) $5,000 on or before 90 calendar days after the execution date of the agreement. As of March 31, 2020, the $10,000 cash consideration has been paid in full.

Consideration
Cash	$20,000
9,000,000 shares of common stock issued to the sellers valued using an observable market price	52,200
Total consideration	$72,200

Fair values of identifiable net assets:
Property & equipment:
Cages	$22,000
Event asset (tables)	1,000
Total property & equipment	23,000

Intangible assets:
Licenses for the right to hold fight events	49,200

Total fair value of identifiable net assets	$72,200

The Company analyzed the acquisition under applicable guidance and determined that the acquisition should be accounted for as a business combination. The intangible assets - licenses are being amortized over their estimated life, currently expected to be five years.

F-39

B2DIGITAL, INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2020

One More Gym LLC

On January 6, 2020, the Company completed an acquisition of 100% of the equity interest in One More Gym LLC (“1MG”), a gym. The purchase price was $30,000 in cash and 6,000,000 shares of Restricted Common Stock (valued at $31,800 or $0.0053 per share), 6,000,000 shares to be issued to BHC Management LLC, the seller of the equity interest in the acquisition. As of March 31, 2020, the Company owes $15,000 in cash consideration to BHC Management.

Consideration
Cash	$30,000
9,000,000 shares of common stock issued to the sellers valued using an observable market price	31,800
Total consideration	$61,800

Fair values of identifiable net assets:
Property & equipment:
Cash	$2,392
Gym equipment	149,703
Inventory	10,000

Intangible assets:
Customer relationships	83,000

Fair value of liabilities assumed:
Liabilities	(130,712)
Fair value of net identifiable assets (liabilities) acquired	$114,383

Gain on bargain purchase	$52,583

The Company analyzed the acquisition under applicable guidance and determined that the acquisition should be accounted for as a business combination. The intangible assets – customer relationships are being amortized over their estimated life, currently expected to be three years. Since the consideration for the acquisition was less than the fair value of the net identifiable assets (liabilities), the Company was required to record a gain on bargain purchase in the amount of $52,583.

F-40

B2DIGITAL, INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2020

NOTE 9 – NOTES PAYABLE

The following is a summary of notes payable as of March 31, 2020 and 2019:

	As of	As of
	March 31,	March 31,
	2020	2020
Notes payable - current maturity:
Emry Capital $14,000, 4% loan with principal and interest due April, 2020	$14,000	$14,000
Notes payable – in default:
Good Hunting $15,000, 7.5% loan with principal and interest due March 31, 2019	–	15,000
Notes payable – long term:
WLES LP LLC $60,000, 5% loan due January 15, 2022	60,000	60,000
Loan from Brian Cox	21,970	–
Small Business Loan ($20,162, current maturity)	74,757	–
Total notes payable	170,727	89,000
Less: short-term	(34,162)	(29,000)
Total long-term notes payable	$136,565	$60,000

On August 31, 2019, WLES LP LLC agreed to sign an amendment which extended the maturity date of the note and added conversion option. This amendment gave rise to a modification because a substantive conversion option was added to the contract. Under ASC 470-50-40-10, when a modification or an exchange of debt instruments adds a substantive conversion option debt extinguishment accounting is required. As a result, the Company recorded a loss on modification of debt in the amount of $50,756.

The Company and Emry Capital have a dispute of the amount owed under the Note Agreement. Emry Capital believes the amount owed under the agreement is $70,000. However, the Company believes only $14,000 is owed.

NOTE 10 – CONVERTIBLE NOTE PAYABLE

The following is a summary of convertible notes payable as of March 31, 2020:

Note Reference	Inception Date	Maturity	Coupon	Face Value	Unamortized Discount	Carrying Value
Note 1	10/4/2019	10/4/2020	8%	$82,000	$18,868	$63,132
Note 2	10/31/2019	12/15/2020	8%	208,000	53,298	154,702
Note 3	12/5/2019	12/5/2020	8%	62,000	13,021	48,979
Note 4	12/31/2019	12/31/2020	8%	62,000	9,181	52,819
Note 5	1/27/2020	1/27/2021	8%	184,000	26,509	157,491
Note 6	2/19/2020	2/19/2021	8%	78,000	15,826	62,174
Note 7	3/10/2020	3/10/2021	8%	78,000	19,147	58,853
				$754,000	$155,850	$598,150

F-41

B2DIGITAL, INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2020

Between October 4, 2019 and March 10, 2020, the Company issued to GS Capital Partners, LLC, an accredited investor (“GS Capital”), Convertible Promissory Notes aggregating a principal amount of $734,000. The Company received an aggregate net proceeds of $725,500 after $28,500 in original note discount. The Company has agreed to pay interest on the unpaid principal balance at the rate of eight percent (8%) per annum from the date on which Notes are issued until the same becomes due and payable, whether at maturity or upon acceleration or by prepayment or otherwise. The Company shall have the right to prepay the Notes, provided it makes a payment to GS Capital as set forth in the agreements.

The outstanding principal amount of the Notes is convertible into the Company’s common stock at the lender’s option at $0.01 per share for the first six months of the term of the Notes. After the six-month anniversary, the conversion price is equal to 63% of the average of the three lowest trading prices of the Company’s common stock.

Accounting Considerations

The Company has accounted for the Notes as a financing transaction, wherein the net proceeds that were received were allocated to the financial instrument issued. Prior to making the accounting allocation, the Company evaluated the agreement under ASC 815 Derivatives and Hedging (“ASC 815”). ASC 815 generally requires the analysis embedded terms and features that have characteristics of derivatives to be evaluated for bifurcation and separate accounting in instances where their economic risks and characteristics are not clearly and closely related to the risks of the host contract. The material embedded derivative features consisted of the embedded conversion option and default puts. The conversion option and default puts bear risks of equity which were not clearly and closely related to the host debt agreement and required bifurcation. The contracts do not permit the Company to settle in registered shares and the contracts also contain make-whole provisions both of which preclude equity classification. Current accounting principles that are also provided in ASC 815 do not permit an issuer to account separately for individual derivative terms and features that require bifurcation and liability classification. Rather, such terms and features must be and were bundled together and fair valued as a single, compound embedded derivative.

Based on the previous conclusions, the Company allocated the cash proceeds first to the derivative components at its fair value with the residual allocated to the host debt contract, as follows:

	Note 1	Note 2	Note 3	Note 4	Note 5	Note 6	Note 7	Total
Compound embedded derivative	$26,395	$68,030	$15,893	$10,812	$25,834	$14,095	$17,633	$178,692
Convertible notes payable	48,605	133,970	44,107	49,188	152,666	60,905	57,367	546,808
Original issue discount	7,000	6,000	2,000	2,000	5,500	3,000	3,000	28,500
Face value	$82,000	$208,000	$62,000	$62,000	$184,000	$78,000	$78,000	$754,000

F-42

B2DIGITAL, INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2020

The net proceeds were allocated to the compound embedded derivative and original issue discount. The notes will be amortized up to its face value over the life of Notes based on an effective interest rate. Amortization expense, interest expense and accrued interest for the year ended March 31, 2020 is as follows:

Note	Interest Expense	Accrued Interest Balance	Amortization of Debt Discount
Note 1	$3,217	$3,217	$14,526
Note 2	5,956	5,956	20,732
Note 3	1,590	1,590	4,872
Note 4	1,237	1,237	3,631
Note 5	2,581	2,581	4,825
Note 6	701	701	1,269
Note 7	359	359	1,488
	$15,641	$15,641	$51,343

NOTE 11 – DERIVATIVE FINANCIAL INSTRUMENTS

The following tables summarize the components of the Company’s derivative liabilities and linked common shares as of March 31, 2020:

	March 31, 2020
The financings giving rise to derivative financial instruments	Indexed Shares	Fair Values
Compound embedded derivatives	77,026,829	$(58,790)
Total	77,026,829	$(58,790)

The following table summarizes the effects on the Company’s gain (loss) associated with changes in the fair values of the derivative financial instruments by type of financing for the year ended March 31, 2020:

The financings giving rise to derivative financial instruments and the income effects:
Compound embedded derivatives	$119,902
Total gain (loss)	$119,902

The Company’s Convertible Promissory Notes issued on October 4, 2019, October 31, 2019, December 5, 2019, December 31, 2019, January 27, 2020, February 19, 2020 and March 10, 2020 respectively, gave rise to derivative financial instruments. The notes embodied certain terms and conditions that were not clearly and closely related to the host debt agreement in terms of economic risks and characteristics. These terms and features consist of the embedded conversion option.

F-43

B2DIGITAL, INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2020

Current accounting principles that are provided in ASC 815 - Derivatives and Hedging require derivative financial instruments to be classified in liabilities and carried at fair value with changes recorded in income. In addition, the standards do not permit an issuer to account separately for individual derivative terms and features embedded in hybrid financial instruments that require bifurcation and liability classification as derivative financial instruments. Rather, such terms and features must be bundled together and fair valued as a single, compound embedded derivative. The Company has selected the Monte Carlo Simulations valuation technique to fair value the compound embedded derivative because it believes that this technique is reflective of all significant assumption types, and ranges of assumption inputs, that market participants would likely consider in transactions involving compound embedded derivatives. Such assumptions include, among other inputs, interest risk assumptions, credit risk assumptions and redemption behaviors in addition to traditional inputs for option models such as market trading volatility and risk-free rates. The Monte Carlo Simulations technique is a level three valuation technique because it requires the development of significant internal assumptions in addition to observable market indicators.

Significant inputs and results arising from the Monte Carlo Simulations process are as follows for the embedded derivatives that have been bifurcated from the Convertible Notes and classified in liabilities:

Inception
Quoted market price on valuation date	$0.0031 - $0.0058
Contractual conversion rate	$0.01
Contractual term to maturity	1.00 Years – 1.13 Years
Market volatility:
Equivalent Volatility	15.89% - 319.40%
Interest rate	8.0%

The following table reflects the issuances of compound embedded derivatives and the changes in fair value inputs and assumptions related to the compound embedded derivatives during the period ended March 31, 2020.

March 31, 2020
Balance at April 1, 2019	$–
Issuances:
Compound embedded derivatives	178,692
Gain on changes in fair value inputs and assumptions reflected in income	(119,902)
Balance at March 31, 2020	$58,790

F-44

B2DIGITAL, INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2020

NOTE 12 – EQUITY

Preferred Stock

There are 50,000,000 shares authorized as preferred stock, of which 40,000,000 are designated as Series B and 2,000,000 are designated as Series A. 8,000,000 shares have yet to be designated. All 2,000,000 shares of Series A preferred are issued and outstanding. Each share of Series A preferred is convertible into 240 shares of common stock. The Series A Preferred Stock votes with the Common Stock on all matters to be voted on by the common stock on an as-converted basis. On such matters, each holder of Series A Preferred Stock is entitled to 240 votes for each share of Series A Preferred Stock held by such shareholder.

Common Stock

2018 Common Stock Issuances

On April 19, 2018, the Company issued 3,478,400 shares of common stock in exchange for the conversion of a Note in the amount of $38,020.

On April 25, 2018, the Company issued 65,000,000 shares of common stock in exchange for services valued at $6,500 or $0.0001 per share.

On September 10, 2018, the Company issued 9,000,000 shares of common stock in exchange for services valued at $45,000 or $0.005 per share.

On December 10, 2018, the Company sold 6,250,000 shares of common stock for $50,000 or $0.008 per share.

On January 15, 2019, the Company sold 6,250,000 shares of common stock for $50,000 or $0.008 per share.

On February 6, 2019, the Company issued 6,000,000 shares of common stock in exchange for services valued at $600 or $0.00001 per share.

On February 21, 2019, the Company issued 12,816,666 shares of common stock in exchange for the conversion of a Note in the amount of $19,454.

On March 19, 2019, the Company sold 3,125,000 shares of common stock for $25,000 or $0.008 per share.

On March 19, 2019, the Company issued 750,000 shares of common stock in exchange for services valued at $75 or $0.00001 per share.

On March 26, 2019, the Company sold 1,875,000 shares of common stock for $10,000 or $0.008 per share.

F-45

B2DIGITAL, INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2020

2019 Common Stock Issuances

On April 23, 2019, the Company issued 4,000,000 shares of common stock in exchange for services valued at $25,600 or $0.0064 per share.

On May 14, 2019, the Company sold 1,562,500 shares of common stock for $10,000 or $0.0064 per share.

On May 25, 2019, the Company sold 11,718,750 shares of common stock for $75,000 or $0.0064 per share.

On June 1, 2019, the Company issued 67,000,000 shares of common stock in exchange for services valued at $428,800 or $0.0064 per share.

On June 1, 2019, the Company issued 6,000,000 shares of common stock in exchange for the acquisition of UCL MMA LLC valued at $39,000 or $0.0065 per share.

On July 3, 2019, the Company issued 6,000,000 shares of common stock in exchange for services valued at $38,400 or $0.0064 per share.

On July 8, 2019, the Company entered into a Subscription Agreement with a holder for the sale of 14,062,500 shares of common stock at $0.0064 per share, or $90,000.

On July 15, 2019, the Company issued 30,500,000 shares of common stock in exchange for services valued at $195,200 or $0.0064 per share.

On July 15, 2019, the Company issued 8,000,000 shares of common stock in exchange for the acquisition of Pinnacle Combat LLC valued at $62,400 or $0.0078 per share.

On August 30, 2019, the Company sold 15,625,000 shares of common stock for $100,000 or $0.0064 per share.

On September 7, 2019, the Company sold 7,812,500 shares of common stock for $50,000 or $0.0064 per share.

On September 19, 2019, the Company sold 11,718,750 shares of common stock for $75,000 or $0.0064 per share.

On September 27, 2019, the Company canceled 7,500,000 shares of the outstanding stock, valued at $48,000 in exchange for the cancellation of $75,000 in Notes Receivable. There shares were cancelled and not returned to treasury.

On November 27, 2019, the Company issued 9,000,000 shares of common stock valued at $52,200 or $0.0058 per share in exchange for the acquisition of Strike Hard Productions LLC.

On December 3, 2019, the Company purchased 14,062,500 shares of stock back from GS Capital in exchange for the payment of $101,250 in cash.

F-46

B2DIGITAL, INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2020

On December 22, 2019, B2MG returned 21,954,800 shares of the Company’s common stock, valued at $109,773 in exchange for the cancellation of $164,441 owed by B2MG to the Company. There shares were cancelled and not returned to treasury.

On January 6, 2020, the Company issued 6,000,000 shares of common stock valued at $31,800 or $0.0053 per share in exchange for the acquisition of One More Gym LLC.

On January 28, 2020, the Company purchased 11,718,750 shares of stock back from GS Capital in exchange for the payment of $87,891 in cash.

NOTE 13 – LEASES

In connection with the acquisition of the One More Gym, LLC, the Company assumed a building lease and two equipment leases. The lease terms are under 12 months. Under Topic 842, a short-term lease is a lease that, at the commencement date, has a ‘lease term’ of 12 months or less and does not include an option to purchase the underlying asset that the lessee is reasonably certain to exercise. Although short-term leases are in the scope of Topic 842, a simplified form of accounting is permitted. A lessee can elect, by class of underlying asset, not to apply the recognition requirements of Topic 842 and instead to recognize the lease payments as lease cost on a straight-line basis over the lease term. The Company has elected the short-term method to account for these leases.

NOTE 14 – COMMITMENTS AND CONTINGENCIES

During the normal course of business, the Company may be exposed to litigation. When the Company becomes aware of potential litigation, it evaluates the merits of the case in accordance with FASB ASC 450-20-50, Contingencies. The Company evaluates its exposure to the matter, possible legal or settlement strategies and the likelihood of an unfavorable outcome. If the Company determines that an unfavorable outcome is probable and can be reasonably estimated, it establishes the necessary accruals. As of March 31, 2020, the Company is not aware of any contingent liabilities that should be reflected in the consolidated financial statements.

The Company entered into employment agreements with its Chief Executive Officer and Executive Vice President as of November 24, 2017. Under the terms of these agreements the Company will be liable for severance and other payments under certain conditions. The employment agreement for the Executive Vice President is for a period of 36 months and renews for a successive two years unless written notice is provided by either party under the terms of the agreement. The employment agreement for the Chief Executive Officer can be terminated by the Chief Executive Officer upon three months written notice. Termination of the Chief Executive Officer requires 80% of the votes of all stockholders of the Company.

Each of the acquisition agreements contain a Management Services Agreement (“MSA”) whereby the Company agrees to pay a management fee based on certain performance targets. The MSA agreements expire 10 years from the acquisition agreement dates.

NOTE 15 – INCOME TAXES

The Company accounts for income taxes in accordance with the provisions of FASB ASC 740, Accounting for Uncertainty in Income Taxes. Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Income tax expense for income tax is as follows:

	Year ended March 31, 2020	Year ended March 31, 2019
Federal	$–	$–
Current	–	–
Deferred	–	–
Total Federal	–	–
State
Current	–	–
Deferred	–	–
Total State	–	–
Total income tax expense	$–	$–

F-47

B2DIGITAL, INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2020

A reconciliation of the statutory tax rates and the effective tax rates for the years ended March 31, 2020 and 2019 is as follows

	Year ended March 31, 2020	Year ended March 31, 2019

Statutory rate	-21.0%	-21.0%
Change in valuation allowance	23.7%	24.5%
State income taxes (net of federal tax benefit)	-3.5%	-3.5%
Permanent differences (primarily gain from bargain purchase)	0.8%	0.0%
Effective rate	0.0%	0.0%

The tax effects of temporary difference that give rise to significant portions of the Company’s deferred tax assets and liabilities as of March 31:

	Year ended	Year ended
	March 31, 2020	March 31, 2019
Deferred tax assets:
Net operating loss carryover	$473,374	$249,845
Total	473,374	249,845
Valuation allowance	(459,538)	(249,845)
Net deferred assets	13,836	–
Deferred tax liabilities:
Property and equipment	(10,683)	–
Intangible assets	(3,153)	–
Net deferred assets and liabilities	(13,836)	–
Total deferred tax liabilities	$–	$–

A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The valuation allowances for the years ended March 31, 2020, and 2019 have been applied to offset the deferred tax assets in recognition of the uncertainty that such tax benefits will be realized as the Company continues to incur losses. The differences between book income and tax income primarily relate to the temporary differences from depreciation and amortization.

At March 31, 2020 the Company has available net operating loss carry forwards for federal and state income tax reporting purposes of $402,408 which expire at various dates between 2033 and 2038. Additionally at March 31, 2020 the Company has available net operation loss carry forwards for federal and state income tax reporting purposes of $1,528,012 which have an indefinite life.

NOTE 16 – SUBSEQUENT EVENTS

Loan Payment

On May 8, 2020, the Company entered into an agreement with WLES LP to repay $30,000 in principal with 12,000,000 shares of its common stock.

F-48

B2DIGITAL, INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2020

Convertible Promissory Note

On August 4, 2020, the Company entered into a Securities Purchase Agreement with GS Capital pursuant to which the Company issued to GS Capital a Convertible Promissory Note in the aggregate principal amount of $156,000. The Company received net proceeds of $150,000 after a $6,000 original note discount. The note has a maturity date of December 5, 2020 and the Company has agreed to pay interest on the unpaid principal balance of the note at the rate of eight percent (8%) per annum from the date on which the note is issued until the same becomes due and payable, whether at maturity or upon acceleration or by prepayment or otherwise. The Company shall have the right to prepay the note, provided it makes a payment to GS Capital as set forth in the note.

The outstanding principal amount of the note is convertible into the Company’s common stock at the lender’s option at $0.01 per share for the first six months of the term of the note. After the six-month anniversary, the conversion price is equal to 63% of the average of the three lowest trading prices of the Company’s common stock. The initial accounting for this note is not completed.

Common Stock Issuances

On April 23, 2020, the Company issued 4,292,915 shares of stock to GS Capital in exchange for the conversion of $7,341 in convertible note principal.

On May 8, 2020, the Company issued 12,000,000 shares of stock to WLES LP LLC in exchange for the conversion of $30,000 in convertible note principal.

On June 16, 2020, the Company issued 4,000,000 shares of common stock to Veyo Partners LLC in exchange for investor relation services valued at $14,400 or $0.0036 per share.

On August 18, 2020, the Company sold 13,333,334 shares of common stock to GHS INVESTMENTS LLC for $100,000, or $0.0075 per share.

On August 18, 2020, the Company issued 5,071,885 shares of common stock to GS Capital in conversion of $7,500 in principal and $488 of accrued interest.

F-49

B2Digital, Incorporated

$3,375,000

450,000,000 SHARES OF COMMON STOCK OFFERED BY THE COMPANY

$0.0075 PER SHARE

OFFERING CIRCULAR

You should rely only on the information contained in this offering circular. No dealer, salesperson or other individual has been authorized to give any information or to make any representations that are not contained in this offering circular. If any such information or statements are given or made, you should not rely upon such information or representation. This offering circular does not constitute an offer to sell any securities other than those to which this offering circular relates, or an offer to sell, or a solicitation of an offer to buy, to any person in any jurisdiction where such an offer or solicitation would be unlawful. This offering circular speaks as of the date set forth on the cover. You should not assume that the delivery of this offering circular or that any sale made pursuant to this offering circular implies that the information contained in this offering circular will remain fully accurate and correct as of any time subsequent to the date of this offering circular.

December 7, 2020